As filed with the Securities and Exchange Commission on May 9, 2008

Registration Statement No. •

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ELDORADO GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code Number)

Suite 1188 – 550 Burrard Street

Vancouver, British Columbia

Canada V6C 2B5

(604) 601-6655

(Address and telephone number of Registrant’s principal executive offices)

Dorsey & Whitney LLP

370 17th Street, Suite 4700

Denver, Colorado 80202

(303) 352-1133

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Dawn L. Moss Eldorado Gold Corporation 550 Burrard Street Suite 1188, Bentall 5 Vancouver, British Columbia Canada V6C 2B5	Kenneth G. Sam Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, CO 80202-5647	Fred R. Pletcher Borden Ladner Gervais LLP 1200 Waterfront Centre 200 Burrard Street P.O. Box 48600 Vancouver, British Columbia Canada V7X 1T2

Approximate date of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Shares	20,637,136	$0.92	$155,624,304	$6,117

(1)   Represents the maximum number of common shares of the Registrant estimated to be issuable upon consummation of the exchange offer based on 164,367,154 common shares outstanding as of December 31, 2007, as publicly disclosed by Frontier Pacific Mining Inc. (“Frontier”) in its audited annual financial statements as filed on SEDAR on April 29, 2008 (“Annual Financial Statements”), less the number of common shares already owned by Frontier and assumes the exercise of all 9,595,000 outstanding options of Frontier as disclosed by Frontier in its Annual Financial Statements and its press release dated January 23, 2008.

(2)   The amount of the Registration Fee has been calculated based on the market value of the outstanding common shares of Frontier as of May 7, 2008 of Cdn.$0.92 (US$0.92). Such value is calculated based upon (a) 169,156,852, which is the number of outstanding common shares of Frontier on a fully diluted basis on January 23, 2008, as publicly disclosed by Frontier, less the number of common shares already owned by Frontier and (b) Cdn.$0.92 (US$0.92), which is the market value per share of Frontier common shares (based upon the average of the high and low prices reported for such common shares on the TSX Venture Exchnage as of May 7, 2008). For purposes of this calculation, the noon rate of exchange as reported by the Federal Reserve Bank of New York for one U.S. dollar expressed in Canadian dollars on May 7, 2008 was $1.0020.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1. Home Jurisdiction Document.

Offer and Circular dated as of  May 9, 2008, including the Letter of Transmittal and Notice of Guaranteed Delivery.

Item 2. Informational Legends.

See pages (i) and (ii) of the Offer and Circular dated as of May 9, 2008.

Item 3. Incorporation of Certain Information by Reference.

As required by this Item, the Offer and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of the Registrant at Eldorado Gold Corporation, Suite 1188 — 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5, telephone: 604-601-6655 or may be obtained electronically through the SEDAR website at www.sedar.com.

Item 4. List of Documents Filed with the Commission.

See “Registration Statement Filed with the SEC” in the Offer and Circular dated as of May 9, 2008.

This document is important and requires your immediate attention.  If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.  No securities regulatory authority in Canada or in the United States has expressed an opinion about, or passed upon the fairness or merits of, the Offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

May 9, 2008

ELDORADO GOLD CORPORATION

OFFER TO PURCHASE

all of the outstanding Common Shares of

FRONTIER PACIFIC MINING CORPORATION

on the basis of 0.1220 Eldorado Common Shares
and Cdn.$0.0001 in cash
for each Common Share of Frontier

Eldorado Gold Corporation (“Eldorado”, the “Offeror”, “we” or “us”) hereby offers (the “Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares (“Common Shares”) of Frontier Pacific Mining Corporation (“Frontier”), including Common Shares which may become outstanding prior to the Expiry Time on the exercise of outstanding options (“Options”) or other rights to acquire Common Shares but excluding Common Shares owned by Eldorado or its affiliates.

Each eligible holder of Common Shares (a “Shareholder” or “you”) will receive 0.1220 Eldorado common shares (the “Eldorado Common Shares”) and Cdn.$0.0001 in cash for each Common Share taken up under the Offer (the “Offer Consideration”), subject to adjustment for fractional shares.  See Section 1 of the Offer.

The Offer will be open for acceptance until 5:00 p.m. (Toronto time) on June 17, 2008 (the “Expiry Time”), unless extended or withdrawn.

The Offer is subject to the conditions set forth in Section 4 of the Offer, “Conditions of the Offer”, including without limitation there being validly deposited under, and not withdrawn from, the Offer at the Expiry Time that number of Common Shares which, when combined with all Common Shares then held by Eldorado and its affiliates, represents not less than 66 2/3% of the then outstanding Common Shares on a fully-diluted basis.

Dundee Precious Metals Inc. (“Dundee”) owns a total of 41,942,800, or approximately 25.5%, of the outstanding Common Shares.  Dundee has entered into a Lock-Up Agreement (as defined herein) with Eldorado pursuant to which Dundee has agreed to validly tender its Common Shares in acceptance of the Offer, subject to certain conditions.

Prospective investors should be aware that acquisition of the securities described herein may have tax consequences both in the United States and in Canada.  See “Canadian Federal Income Tax Considerations” in Section 18 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 19 of the Circular.

This offering is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Offer and Circular in accordance with the disclosure requirements of Canada.  Prospective investors should be aware that such requirements are different from those of the United States.  The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

(continued on next page)

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that Eldorado is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a foreign country, and that all or a substantial portion of the assets of Eldorado and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER AND CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that, during the period of the Offer, Eldorado or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, as permitted by applicable laws or regulations of Canada or its Provinces or territories.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.  The Offer is not being made or directed to, nor will deposits of Common Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.  However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The securities offered in the Offer involve certain risks.  For a discussion of the risks and uncertainties to consider in assessing the Offer, see “Business Combination Risks” in Section 6 of the Circular and the risks and uncertainties described in Eldorado’s Annual Information Form for the year ended December 31, 2007, which is incorporated by reference in the Offer and Circular.

The Common Shares are listed on the TSX Venture Exchange (the “TSX-V”) (symbol: FRP).  The Eldorado Common Shares are listed on the Toronto Stock Exchange (the “TSX”) (symbol: ELD) and the American Stock Exchange (“AMEX”) (symbol: EGO).

On April 18, 2008, the last trading day prior to the public announcement of the Offeror’s intention to make the Offer, the closing price of the Common Shares on the TSX-V was Cdn. $0.70, and the closing price of the Eldorado Common Shares on the TSX and AMEX was Cdn.$7.38 and $7.43, respectively.  Based on the share price of the Eldorado Common Shares on the TSX, the Offer Consideration represents a premium of 28.6% over the closing price of the Common Shares on the TSX-V, and a premium of 35.5% over the volume weighted average trading prices of the Common Shares on the TSX-V for the ten trading days ended April 18, 2008.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on BLUE PAPER) or a manually signed facsimile thereof and deposit it, together with certificates representing their Common Shares, in accordance with the instructions in the Letter of Transmittal.  Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on YELLOW PAPER).

Questions and requests for assistance may be directed to the Information Agent or the Depositary and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from those persons at their respective offices shown on the last page of this document.  Persons whose Common Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

The Dealer Managers for the Offer are:

In Canada:

Macquarie Capital Markets Canada Ltd.

In the United States:

Macquarie Capital Markets North America Ltd.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian issuer and the Offer is subject to Canadian disclosure requirements.  Shareholders should be aware that such disclosure requirements are different from those of the United States.

Shareholders should be aware that the disposition of Common Shares pursuant to the Offer may have tax consequences both in the United States and Canada.  See “Canadian Federal Income Tax Considerations” in Section 18 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 19 of the Circular .

The enforcement of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Eldorado is amalgamated under the laws of Canada, that some or all of its officers and directors may be residents of Canada, that the Dealer Manager named in the Offer or Circular may be a resident of Canada, and that all or a substantial portion of the assets of Eldorado and of said persons may be located outside the United States. The enforcement by Shareholders of civil liabilities under the United States federal securities laws may also be affected adversely by the fact that Frontier is incorporated under the laws of the Province of British Columbia and that some or all of its officers and directors may be residents of Canada.

NOTICE TO OPTIONHOLDERS

The Offer is made only for Common Shares and is not made for any Options or any other rights to acquire Common Shares.  Any holder of Options or other rights to acquire Common Shares who wishes to accept the Offer must exercise such Options or other rights to obtain Common Shares and deposit certificates representing those Common Shares under the Offer.  Any such exercise must be sufficiently in advance of the Expiry Time to assure the holders of Options or other rights to acquire Common Shares that they will have Common Share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.  The income tax consequences to holders of Options or any other rights to acquire Common Shares are not described under “Canadian Federal Income Tax Considerations” in Section 18 of the Circular or under “Certain United States Federal Income Tax Considerations” in Section 19 of the Circular.  Any holders of Options or any other rights to acquire Common Shares should consult their own tax advisors for advice with respect to the actual or potential income tax consequences to them in connection with a decision they may make to exercise, or not to exercise, their Options or other rights to acquire Common Shares prior to the Expiry Time or thereafter.

INFORMATION CONCERNING FRONTIER

Except as otherwise indicated, the information concerning Frontier contained in the Offer and Circular has been taken from, or is based upon, publicly available information and records on file with Canadian securities regulatory authorities and other public sources.  Frontier has not reviewed this Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Frontier contained herein.  Although the Offeror has no knowledge that would indicate that any statements contained herein concerning Frontier taken from or based on such documents and records are untrue or incomplete, neither the Offeror nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Frontier’s financial statements, or for any failure of Frontier to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Offer and Circular, and the documents incorporated by reference herein, contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws relating to Frontier, Eldorado and their respective operations.  All statements, other than statements of historical fact, are forward-looking statements or information. When used in this Offer and Circular, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “budget”, “may”, “schedule” and other similar expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things:

•                   the sufficiency of Frontier and Eldorado’s current respective working capital and Eldorado’s anticipated operating cash flow;

•                   the accuracy of mineral reserve and resource estimates and estimates of future production and future cash and total costs of production at Kisladag, Tanjianshan, Efemçukuru and Vila Nova;

•                   estimated production rates for gold and other payable metals produced by Eldorado, timing of production and the cash and total costs of production at each of Frontier and Eldorado’s respective properties;

•                   the estimated cost of and availability of funding for ongoing capital replacement or improvement programs;

•                   the estimated cost of construction, development and ramp-up of Perama Hill, Efemçukuru and Vila Nova;

•                   the estimates of expected or anticipated economic returns from a mining project, as reflected in feasibility studies prepared in relation to development of projects;

•                   estimated exploration and development expenditures to be incurred on Frontier and Eldorado’s various respective gold exploration and development properties;

•                   compliance with environmental regulations;

•                   the effects of laws, regulations and government policies affecting Frontier and Eldorado’s operations;

•                   forecast capital and non-operating spending; and

•                   future sales of the metals produced by Eldorado.

These statements reflect Eldorado’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information contained in this Offer and Circular, including, without limitation, risks related to technological and operational nature of Frontier and Eldorado’s respective businesses, changes in local government legislation, taxation or the political or economic environment, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters to deal with unanticipated economic factors, future prices of silver, gold and base metals, increased competition in the mining industry for properties, equipment, qualified personnel, and their rising costs, unpredictable risks and hazards relating to the operation and development of Frontier’s and Eldorado’s respective mines or properties, the speculative nature of exploration and development, as well as those factors identified under the captions “Outlook for 2008”, “Competition” and “Risk Factors” in Eldorado’s Annual Information Form for the year ended December 31, 2007, a copy of which can be obtained on SEDAR at www.sedar.com.  Although Eldorado has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended.  Eldorado does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements, other than as required by applicable law.  Please see “Cautionary Note to United States Investors” below.  Investors are cautioned against attributing undue certainty to forward-looking statements or information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Information in this Offer and Circular, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this Offer and Circular, including the documents incorporated by reference herein, use the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Offer and Circular or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in or incorporated by reference in this Offer and Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by United States companies.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Offer and Circular are references to United States dollars.  References to “$” are to U.S. dollars and references to “Cdn. $” are to Canadian dollars.  See “Exchange Rate Information”.  Eldorado’s financial statements are incorporated by reference into this Offer and Circular have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), and are reconciled to generally accepted accounting principles in the United States (“U.S. GAAP”).

NON-GAAP MEASURES

References in the documents incorporated by reference in this Offer and Circular to “cash operating costs” are to operating costs less royalty expense and production taxes, less effects of inventory adjustments and less fair value of stock option grants.  Cash operating costs are not a recognized measure under Canadian GAAP and are not intended to be representative of operating costs determined in accordance with Canadian GAAP. Eldorado’s management believes that cash operating costs are a useful supplemental measure in evaluating Eldorado’s performance and in determining whether to tender to the Offer. You are cautioned, however, that cash operating costs should not be construed as an alternative to our operating costs (as determined in accordance with Canadian GAAP).  Eldorado’s methods of calculating cash operating costs may differ from methods used by other issuers.

v

Eldorado’s management believes the most directly comparable measure under Canadian GAAP to cash operating costs is operating costs. For a reconciliation of Eldorado’s cash operating costs to operating costs see “Non-GAAP Measures” in Eldorado’s management’s discussion and analysis of financial condition and results of operation dated March 25, 2008, found at pages 14 through 28 of Eldorado’s 2007 Annual Report, and Eldorado’s management’s discussion and analysis of financial condition and results of operations for the three months ended March 31,2008.

EXCHANGE RATE INFORMATION

On April 18, 2008, the last trading day before the announcement of Eldorado’s intention to make the Offer, the noon buying rate of exchange as reported by the Bank of Canada was Cdn.$1 = $0.9917.  The following table sets forth, for each period indicated, the closing, high, low and average exchange rates for Canadian dollars expressed in U.S. dollars, as reported by the Bank of Canada:

	Three months ended March 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005

Closing	$0.9729	$1.0880	$0.8581	$0.8598
High	1.0289	1.0905	0.9049	0.8690
Low	0.9686	0.8437	0.8528	0.7072
Average (1)	0.9958	0.9304	0.8818	0.8254

(1) Calculated as an average of the daily noon rates for each period.

FREQUENTLY ASKED QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the questions that you, as a Shareholder of Frontier, may have and the answers to those questions. This “Frequently Asked Questions and Answers About the Offer” section is not meant to be a substitute for the information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge you to carefully read the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery prior to making any decision regarding whether or not to tender your Common Shares. We have included cross-references in this “Frequently Asked Questions and Answers About the Offer” section to other sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned in this section.  Capitalized terms used in this “Frequently Asked Questions and Answers About the Offer” section, where not otherwise defined herein, are defined in the section entitled “Glossary”.

WHAT IS THE OFFER?

Eldorado is offering to purchase all the issued and outstanding Common Shares of Frontier, other than those owned by us or our affiliates, on the basis of 0.1220 Eldorado Common Shares and Cdn.$0.0001 in cash for each Common Share of Frontier.

See “The Offer” in Section 1 of the Offer.

WHO IS OFFERING TO PURCHASE MY SHARES?

Eldorado Gold Corporation is a corporation amalgamated under the laws of Canada.  Eldorado is an emerging mid-tier gold producer principally engaged in the operation, acquisition and development of, and exploration for, gold producing properties and assets.  At present, Eldorado operates two gold mines in Turkey and China and is developing mining projects in Brazil, Turkey and China.

See “Eldorado” in Section 1 of the Circular.

HOW MANY COMMON SHARES ARE YOU SEEKING TO PURCHASE?

Eldorado is offering to purchase all of the Common Shares issued and outstanding at the Expiry Time, excluding Common Shares owned by Eldorado or its affiliates.

Eldorado and its affiliates currently own 4,871,300 Common Shares, representing approximately 3.0% of the issued and outstanding Common Shares.  See “Certain Information Concerning the Common Shares” in Section 15 of the Circular.

AT WHAT PRICE ARE YOU OFFERING TO PURCHASE MY SHARES AND WHAT IS THE FORM OF PAYMENT?

We are offering to purchase Common Shares on the basis of 0.1220 Eldorado Common Shares and Cdn.$0.0001 in cash for each Common Share.

The Eldorado Common Shares are listed on the TSX (symbol: ELD) and AMEX (symbol: EGO).  On April 18, 2008, the last trading day prior to the public announcement of Eldorado’s intention to make the Offer, the closing price of the Common Shares on the TSX-V was Cdn.$0.70, and the closing price of the Eldorado Common Shares on the TSX and AMEX was Cdn.$7.38 and $7.43, respectively.  Based on the share price of the Eldorado Common Shares on the TSX, the Offer Consideration represents a premium of 28.6% over the closing prices of the Common Shares on the TSX-V, and a premium of 35.5% over the volume weighted average trading prices of the Common Shares on the TSX-V for the ten trading days ended April 18, 2008.

See “The Offer” in Section 1 of the Offer and “Certain Information Concerning Eldorado and the Eldorado Common Shares” in Section 8 of the Circular.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

If your Common Shares are held in your name and you tender your Common Shares to the Offer by depositing the Common Shares directly with the Depositary or you use the services of a member of the Soliciting Dealer Group to accept the Offer, you will not have to pay any brokerage or similar fees or commissions. However, if you own your Common Shares through a broker or other nominee, and your broker tenders your Common Shares on your behalf, your broker or nominee may charge you a fee for that service. You should consult your broker or nominee to determine whether any charges will apply.

See “Payment for Deposited Common Shares” in Section 6 of the Offer.

WHAT ARE THE MOST IMPORTANT CONDITIONS TO THE OFFER?

The Offer is subject to a number of conditions, including:

1.                                       Shareholders must validly deposit and not withdraw before the Expiry Time that number of Common Shares which, when combined with the number of Common Shares then owned by us and our affiliates, represents at least 66 2/3% of the total number of issued and outstanding Common Shares, on a fully diluted basis;

2.                                       the Offeror shall have determined, in its reasonable discretion, that no change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after April 18, 2008, has or may have a Material Adverse Effect on Frontier and its subsidiaries, taken as a whole, and that the Offer, if consummated, shall not trigger a Material Adverse Effect of Frontier and its subsidiaries, taken as a whole, and the Offeror shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after April 18, 2008 that, in the reasonable discretion of the Offeror, has had or may have a Material Adverse Effect on Frontier and its subsidiaries, taken as a whole; and

3.                                       all approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions of any Governmental Entity having jurisdiction in Canada, Greece, Peru, Columbia and the United States that are, in the Offeror’s reasonable discretion, necessary or advisable to complete the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, will have been obtained or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable discretion.

Furthermore, a detailed summary of the principal regulatory approvals required in connection with the Offer can be found in “Regulatory Matters” in Section 16 of the Circular. The Offer is subject to certain other conditions in addition to those above. A more detailed discussion of the conditions to the consummation of the Offer can be found in “Conditions of the Offer” in Section 4 of the Offer.

IS THE OFFER CONDITIONAL ON DUE DILIGENCE IN ANY WAY?

The Offer is not subject to any due diligence conditions.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER TO THE OFFER?

You have until the Expiry Time of the Offer to tender. The Offer is scheduled to expire at 5:00 p.m. (Toronto time) on June 17, 2008, unless it is extended or withdrawn.

See “Time For Acceptance” in Section 2 of the Offer.

CAN YOU EXTEND THE OFFER?

Eldorado can elect, at any time, to extend the Offer. If Eldorado extends the Offer, Eldorado will inform the Depositary of that fact and will make a public announcement of the extension in compliance with applicable Canadian and U.S. laws.

See “Extension, Variation or Change in the Offer” in Section 5 of the Offer.

HOW DO I ACCEPT THE OFFER AND TENDER MY COMMON SHARES?

You can accept the Offer by delivering to Kingsdale Shareholder Services Inc. (the “Depositary”) before the expiration of the Offer: (1) the certificate(s) representing the Common Shares in respect of which the Offer is being accepted; (2) a Letter of Transmittal in the form accompanying the Offer and Circular properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and (3) all other documents required by the instructions set out in the applicable Letter of Transmittal.

If you cannot deliver all of the necessary documents to the Depositary in time, you may be able to complete and deliver to the Depositary the enclosed Notice of Guaranteed Delivery, provided you are able to comply fully with its terms.

If you are a U.S. Shareholder, you may also accept the Offer pursuant to the procedures for book-entry transfer detailed in the Offer and Circular and have your Common Shares tendered by your nominee through DTC.

Shareholders are invited to contact the Depositary and Information Agent, in accordance with the contact information set out on the last page of this document, for further information regarding how to accept the Offer.

See “Manner of Acceptance” in Section 3 of the Offer.

IF I ACCEPT THE OFFER, WHEN WILL I BE PAID?

If the conditions of the Offer are satisfied or waived and Eldorado takes up the Depositing Shareholder’s Common Shares, you will receive Eldorado Common Shares and cash consideration in exchange for the Common Shares you tendered promptly and in any event no later than the earlier of the tenth day after the expiration of the Offer or three Business Days after the Common Shares are taken up by us.

See “Payment for Deposited Common Shares” in Section 6 of the Offer.

CAN I WITHDRAW MY PREVIOUSLY TENDERED COMMON SHARES?

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer and in certain other circumstances.

See “Withdrawal of Deposited Common Shares” in Section 8 of the Offer.

WHAT DOES FRONTIER’S BOARD OF DIRECTORS THINK OF THE OFFER?

After delivering our proposal to acquire Frontier to its board of directors, Frontier advised us that its board of directors had reviewed the proposal with its management team and financial and legal advisors and determined that the consideration offered under our proposal does not represent fair value to Shareholders.

Following the announcement of our intention to make the Offer, Frontier announced that it had commenced a process to maximize shareholder value, including soliciting competing proposals to the Offer, and that it would provide status updates when appropriate.

IF I DO NOT TENDER BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY COMMON SHARES?

If the conditions of the Offer are satisfied or waived and we take up and pay for the Common Shares validly deposited pursuant to the Offer:

1.                                            if, within four months of the date of the Offer, at least 90% of the issued and outstanding Common Shares, other than Common Shares held by, or by a nominee for, Eldorado and its affiliates as of the date of the Offer, are taken up and paid for pursuant to the Offer, Eldorado intends to acquire the remaining Common Shares pursuant to a Compulsory Acquisition; or

2.                                            if Eldorado is not entitled to effect a Compulsory Acquisition, Eldorado intends to acquire the remaining Common Shares pursuant to a Subsequent Acquisition Transaction.

See “Purpose of the Offer” in Section 5 of the Circular and “Acquisition of Common Shares Not Deposited” in Section 17 of the Circular.

FOLLOWING THE OFFER, WILL FRONTIER CONTINUE AS A PUBLIC COMPANY?

Depending upon the number of Common Shares purchased pursuant to the Offer, it is possible that Frontier will fail to meet the criteria for continued listing of the Common Shares on the TSX-V.  If this were to happen, the Common Shares could be delisted on such exchange and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares.

If Eldorado acquires 100% of the Common Shares, and if permitted under applicable securities laws and TSX-V requirements, it is Eldorado’s intention to apply to delist the Common Shares from the TSX-V as soon as practicable after completion of the Offer, Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable.  In addition, Frontier may cease to be required to comply with the rules of the Canadian securities regulatory authorities.

See “Effect of the Offer on Market and Listings” in Section 14 of the Circular.

WHAT IS THE MARKET VALUE OF MY COMMON SHARES AS OF A RECENT DATE?

On April 18, 2008, which is the last trading day prior to our announcement of our intention to make the Offer, the closing price of the Common Shares on the TSX-V was Cdn.$0.70, and the closing price of the Eldorado Common Shares on the TSX and AMEX was Cdn.$7.38 and $7.43, respectively. We urge you to obtain a recent quotation for the Common Shares before deciding whether or not to tender your Common Shares to the Offer.

See “Certain Information Concerning the Common Shares – Price Range and Trading Volume of the Common Shares” in Section 15 of the Circular.

HOW WILL CANADIAN RESIDENTS AND NON-RESIDENTS OF CANADA BE TAXED FOR CANADIAN FEDERAL INCOME TAX PURPOSES?

If the conditions of the Offer are satisfied or waived and Eldorado takes up and pays for the Common Shares validly deposited pursuant to the Offer, Shareholders who are Eligible Holders that deposit their Common Shares to the Offer may require Eldorado to execute an election form prescribed under section 85 of the Tax Act (and, where applicable, a similar form for provincial purposes), jointly with the Eligible Holder, for the purpose of enabling the Eligible Holder to achieve, where appropriate, an income tax-deferred rollover for Canadian federal (and, where applicable, provincial) income tax purposes.  However, Eldorado will be required to do so only if such Eligible Holders comply fully with the requirements set forth under “Canadian Federal Income Tax Considerations – Sale to Eldorado - Web-Based System or “Check the Box” Method for Eligible Holders to Complete Election Forms for Income Tax Deferral” under the section entitled “Canadian Federal Income Tax Considerations” in Section 18 of the Circular.  Eligible Holders who may wish to effect such an income tax-deferred “rollover” should refer to these requirements and take action to comply with them as soon as possible.  Shareholders other than Eligible Holders who choose to participate in the Offer will not be permitted to require Eldorado to so elect and, accordingly, their sale of Common Shares to Eldorado will not be income tax-deferred rollover for Canadian federal income tax purposes.  However, it is expected that any gain arising on the disposition of Common Shares to Eldorado by a Shareholder who is not an Eligible Holder will not be subject to Canadian federal income tax.  Eldorado Common Shares received by a Shareholder that is a deferred income plan, such as a registered retirement savings plan, are expected to be “qualified investments” under the Tax Act.

We urge you to read carefully the sections entitled “Canadian Federal Income Tax Considerations” in Section 18 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 19 of the Circular and to consult your own tax advisor as to the particular consequences to you of the Offer.

HOW WILL U.S. TAXPAYERS BE TAXED FOR U.S. FEDERAL INCOME TAX PURPOSES?

As of the date of this Circular, Eldorado anticipates that the acquisition of Common Shares pursuant to the Offer and pursuant to the transactions contemplated in Section 17 of the Circular, “Acquisition of Common Shares Not Deposited”, (these transactions collectively defined, for purposes of this paragraph, as the “Acquisition”) should constitute a taxable disposition for Shareholders that are U.S. taxpayers. Subject to the application of the “passive foreign investment company” (“PFIC”) rules, a Shareholder that is a U.S. taxpayer that holds Common Shares as a capital asset and transfers such Common Shares to Eldorado under the Acquisition, will generally recognize a gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any Common Shares and the U.S. dollar value of the Canadian currency received by the Shareholder pursuant to the Acquisition, and (ii) the adjusted tax basis of the Shareholder in the Common Shares transferred to Eldorado. However, if Frontier were to constitute a PFIC for any taxable year during which a U.S. Holder held Common Shares, a Shareholder that is a U.S. taxpayer may be subject to special adverse tax rules in respect of the Acquisition. There can be no assurance that the Internal Revenue Service will not challenge this characterization of the Acquisition or that, if challenged, a U.S. court would not agree with the Internal Revenue Service. The foregoing is a brief summary of United States federal income tax consequences only and is qualified in its entirety by the more detailed general description of United States federal income tax considerations in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular United States federal income tax consequences to them as a result of the Acquisition, and the ownership, and disposition of Eldorado Common Shares received pursuant to the Acquisition.

WHOM CAN I CALL WITH QUESTIONS?

You may contact Kingsdale or Macquarie at their respective telephone numbers and locations set out on the back page of this Offer and Circular.  Kingsdale is acting as the Depositary and the Information Agent; and Macquarie Capital Markets Canada Ltd. is acting as Dealer Manager in Canada and Macquarie Capital Markets North America Ltd. is acting as Dealer Manager in the United States.

The Information Agent and Depositary for the Offer is:

Kingsdale Shareholder Services Inc.

Call Toll-Free in North America:

1-866-581-1513

SUMMARY OF THE OFFER

The following is a summary only and is qualified by the detailed provisions contained in the Offer and Circular.  Capitalized terms used in the Summary, where not otherwise defined herein, are defined in the section entitled “Glossary”.  Shareholders are urged to read the Offer and Circular in their entirety.

The Offer

The Offer is for all of the issued and outstanding Common Shares, including Common Shares which may become outstanding on the exercise of Options or other rights to acquire Common Shares, but excluding Common Shares owned by Eldorado or its affiliates.  Each eligible holder of Common Shares (a “Shareholder”) will receive 0.1220 Eldorado Common Shares and Cdn.$0.0001 in cash for each Common Share taken up under the Offer (the “Offer Consideration”), subject to adjustment for fractional shares.

Based on publicly available information, Eldorado believes that, as at December 31, 2007, there were approximately 164,367,154 Common Shares outstanding.  Eldorado currently owns 4,871,300 Common Shares, representing approximately 3.0% of the issued and outstanding Common Shares.  See Section 10 of the Circular, “Ownership of Common Shares”.

See Section 1 of the Offer, “The Offer” and Section 15 of the Circular, “Certain Information Concerning the Common Shares”.

Eldorado

Eldorado is an emerging mid-tier gold producer principally engaged in the operation, development and acquisition of, and exploration for, gold producing properties and assets.  At present, Eldorado operates two gold mines – Kisladag in Turkey and Tanjianshan in China – and is developing mining projects and exploring for gold in Turkey, Brazil and China.

Eldorado’s common shares are listed on the TSX (symbol: ELD) and AMEX (symbol: EGO).

Eldorado is a corporation amalgamated under the laws of Canada and has its principal office at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.  Eldorado’s telephone number is (604) 687-4018 and its website is www.eldoradogold.com.  The information contained in Eldorado’s website is not incorporated by reference in this Offer or Circular.

Frontier

Frontier’s public disclosure indicates that it is a mining company engaged in the mining and exploration for, and development of gold and uranium deposits in Greece, Peru and Colombia.  Through its subsidiaries, Frontier owns the Perama Hill Gold Project in northeastern Greece.  Frontier also holds interests in the Macusani Uranium concession in southeastern Peru and the Taraira Gold concession in southeastern Columbia.

The Common Shares are listed on the TSX-V (symbol: FRP).

Frontier is a corporation organized under the laws of British Columbia and has its principal office at Suite 875-555 Burrard Street, Box 205, Bentall Two Centre, Vancouver, British Columbia, Canada, V7X 1M8.  Frontier’s telephone number is (604) 717-6488 and its website is www.frontierpacific.com.  The information contained in Frontier’s website is not incorporated by reference in this Offer or Circular.

Purpose of the Offer and Acquisition of Common Shares Not Deposited

The purpose of the Offer is to enable Eldorado to acquire all of the Common Shares not already owned by Eldorado or its affiliates.

If, within four months after the date of the Offer, at least 90% of the issued and outstanding Common Shares not held by, or by a nominee for, Eldorado or its affiliates are validly tendered pursuant to the Offer, the conditions of the Offer are satisfied or waived and Eldorado takes up and pays for the Common Shares validly deposited under the Offer, Eldorado intends, subject to compliance with all applicable Laws, to undertake a Compulsory Acquisition to acquire all of the Common Shares not deposited under the Offer.  If Eldorado is not entitled to effect a Compulsory Acquisition, Eldorado intends to acquire the remaining Common Shares pursuant to a Subsequent Acquisition Transaction.  See Section 17 of the Circular, “Acquisition of Common Shares Not Deposited”.

Benefits of the Offer

If the Offer is successful and the Offeror acquires 100% of the issued and outstanding Common Shares, the Combined Company will have a strengthened competitive position in the Aegean Region.  There are numerous benefits which are anticipated to result from the business combination and therefore enhance overall shareholder value:

•                                        A substantial premium to Frontier’s pre-announcement Common Share price.  The Offer represents a premium of 28.6%, based on the closing prices of the Eldorado Common Shares on the TSX and the Common Shares on TSX-V on April 18, 2008 and a premium of 35.5% based on the volume-weighted average prices of Eldorado Common Shares and Common Shares for the ten trading days ended April 18, 2008.

•                                        Significantly enhanced liquidity for Shareholders in the form of the Eldorado Common Shares.  Eldorado’s combined average daily trading volume on the TSX and the AMEX has been approximately 4.98 million Eldorado Common Shares per day over the 12 months ended April 18, 2008, having an approximate aggregate average daily value of $29.8 million, as compared to an average daily trading volume of approximately 146,000 Common Shares per day for Frontier, having an approximate aggregate average daily value of Cdn.$100,000.

•                                        Significantly improved market presence and mining analyst coverage. If the Offer is successful holders of Common Shares would gain equity research coverage from 20 investment dealers compared with the single equity analyst providing research coverage of Frontier prior to April 18, 2008.

•                                        Reduced influence of the existing “market overhang” from significant Frontier Shareholders.  The Offer represents an opportunity to significantly broaden and diversify Frontier’s shareholder base.  Two Shareholders currently hold approximately 39.8% of Frontier stock.  In the Combined Company these Shareholders’ ownership will be reduced to approximately 2.2%.

•                                        Participation in a high quality, high growth gold producer.  Successful completion of the Offer will give Shareholders exposure to Eldorado, which is an emerging mid-tier gold producer.  Eldorado has two high quality, high margin gold mines currently generating significant free cash flow with a substantial near-term organic growth profile including two new mine development projects currently underway in Brazil and Turkey.

•                                         Continued participation in development of Perama Hill.  Shareholders will continue to participate in any increase in value of Perama Hill by holding approximately 5.6% of the outstanding Eldorado Common Shares following the successful completion of the Offer and a Second Step Transaction.

•                                         Opportunity to enhance and accelerate development of Perama Hill through a dedicated team with a proven track record of successfully permitting, developing and operating mines.  In the past two years, Eldorado has successfully commissioned two operating gold mines (Kisladag in Turkey and Tanjianshan in China) in challenging jurisdictions, in a cost effective and timely manner.

•                                        Elimination of existing “single project” risk through exposure to Eldorado’s portfolio of high quality producing mines and near-term development projects.  The Combined Company will mitigate Shareholder risk associated with Frontier’s reliance on Perama Hill and provide Shareholders exposure to Eldorado’s two current operating mines (Kisladag and Tanjianshan), two near-term development projects (Vila Nova and Efemcukuru) and highly prospective land positions near Eldorado’s portfolio of assets.

•                                        Reduced development risks at Perama Hill. Mine development and construction is risky and uncertain.  Eldorado has the experience and technical ability, as demonstrated by the recent construction of the Kisladag mine in Turkey and the Tanjianshan Mine in China, to put the Perama Hill project into production.

•                                        Significant Permitting and Regulatory Matters yet to be addressed at Perama Hill.  Eldorado believes that significant permitting and regulatory work remains going forward in order to bring Perama Hill into production.  Eldorado’s recent experience in permitting and regulatory matters, responding to court challenges and fostering broad community support relating to its Kisladag mine in Turkey will be invaluable in successfully negotiating the Greek permitting and regulatory regime.

•                                        Strong cash position and balance sheet. Based on the unaudited pro forma financial statements of both companies as at December 31, 2007, the Combined Company would have a pro forma net cash and short-term investments position of approximately $99.5 million as at March 31, 2008 and no debt (taking into account Eldorado’s offsetting restricted cash).

•                                        Increased financial strength, positive cash flow from current gold production and improved access to capital. Eldorado is forecasting 2008 gold production of 300,000 ounces at a cash cost of US$246 per ounce of gold.  Investment analysts’ consensus estimated cash flow for Eldorado for 2008 is approximately US$153 million.

•                                        The financial platform and flexibility to bring Perama Hill into production with no additional dilution to Frontier’s current Shareholders.  During the development and construction of Perama Hill, Frontier would have no revenues and would depend entirely on the proceeds raised from debt and equity financings, which may or may not be available to it on reasonable terms.  A successful Offer will provide the funds that are required to finance Perama Hill, eliminating the substantial dilution to Shareholders that would be required if Frontier financed Perama Hill on a standalone basis.

•                                        Availability of financial and technical resources to manage the Perama Hill project through the inevitable challenges associated with mine development, construction and operations. With a substantially larger and more diversified asset base, cash flow from operating mines, a first class proven mining development team and greater financial resources than Frontier, Eldorado is better positioned to advance Perama Hill through mine development, construction and operations.

•                                         Opportunities for operational and administrative synergies, particularly between Eldorado’s two gold properties in Turkey and Frontier’s Perama Hill project in neighbouring Greece.  Eldorado believes that there are opportunities for Eldorado and Frontier to optimize infrastructure in the Aegean region, where both companies have operations.  Strategically, the Combined Company also will have the scope, scale and financial strength to identify and act in an expeditious manner on opportunities that arise within the Aegean region and elsewhere.

Lock-Up Agreement

Dundee is Frontier’s largest shareholder and owns a total of 41,942,800 Common Shares, or approximately 25.5% of the issued and outstanding Common Shares.  Dundee has entered into a Lock-Up Agreement with Eldorado pursuant to which it has agreed to validly tender its Common Shares in acceptance of the Offer, subject to certain conditions.  In the Lock-Up Agreement, Dundee has also provided certain other covenants in favor of Eldorado.  In particular, Dundee has agreed that during the term of the Lock-Up Agreement it will not solicit, encourage or initiate any inquiry or the making of any offer concerning an Acquisition Proposal.

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on June 17, 2008, or such later time and date to which the Offer may be extended, unless withdrawn by the Offeror.

Manner of Acceptance

A Shareholder wishing to accept the Offer must deposit his or her Common Share certificate(s), together with a properly completed and executed Letter of Transmittal (printed on BLUE PAPER) or a manually signed facsimile thereof and all other documents required by the instructions set out in the Letter of Transmittal, at or prior to the Expiry Time at any one of the offices of the Depositary specified in the Letter of Transmittal.  Detailed instructions are contained in the Letter of Transmittal and in Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal”.

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and the certificates representing such Common Shares are not immediately available, or if the certificates and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be deposited validly under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on YELLOW PAPER).  See Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

If you are a U.S. Shareholder, you may also accept the Offer pursuant to the procedures for book-entry transfer detailed in the Offer and Circular and have your Common Shares tendered by your nominee through DTC.  See Section 3 of the Offer “Manner of Acceptance – Acceptance by Book-Entry Transfer in the United States”.

Shareholders will not be required to pay any fee or commission if they accept the Offer by transmitting their Common Shares directly to the Depositary or by utilizing the services of a Soliciting Dealer.

Withdrawal of Deposited Common Shares

Any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 8 of the Offer, “Withdrawal of Deposited Common Shares”.

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Common Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by the Offeror prior to the Expiry Time, including the condition that there be validly deposited under, and not withdrawn from, the Offer such number of Common Shares which, when combined with Common Shares then held by Eldorado and its affiliates, represents not less than 66 2/3% of the then outstanding Common Shares on a fully-diluted basis.  For a complete description of the conditions of the Offer, see Section 4 of the Offer, “Conditions of the Offer”.

Payment

Upon the terms and subject to the conditions of the Offer, Eldorado will take up Common Shares validly deposited under the Offer and not withdrawn not later than ten days after the Expiry Date.  The cash consideration for any Common Shares taken up will be paid for as soon as possible, and in any event not later than the earlier of three Business Days after they are taken up and ten days after the Expiry Date.  Any Common Shares deposited under the Offer after the first date upon which Common Shares are first taken up under the Offer will be taken up and paid for within ten days of such deposit.  See Section 6 of the Offer, “Payment for Deposited Common Shares”.

Subsequent Acquisition Transaction

If within four months after the date of the Offer, the Offer has been accepted by holders of at least 90% of the issued and outstanding Common Shares, other than Common Shares held by, or by a nominee for, the Offeror and its affiliates as of the date of the Offer, and the Offeror takes up and pays for such Common Shares, the Offeror intends to acquire the remainder of the Common Shares via a Compulsory Acquisition.  See Section 17 of the Circular, “Acquisition of Common Shares Not Deposited – Compulsory Acquisition”.

If the Offeror takes up and pays for Common Shares validly deposited under the Offer and the Offeror is not entitled to effect a Compulsory Acquisition, the Offeror intends to take such actions as may be necessary for the Offeror to acquire the remaining Common Shares not acquired under the Offer as soon as practicable after completion of the Offer by way of a Subsequent Acquisition Transaction.  If the Subsequent Acquisition Transaction is effected, it will provide that the consideration offered per Common Share in connection with such Subsequent Acquisition Transaction is at least equal to and in the same form as the amount paid per Common Share under the Offer.  The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer.  See Section 17 of the Circular, “Acquisition of Common Shares Not Deposited – Subsequent Acquisition Transaction”.

Canadian Federal Income Tax Considerations

If the conditions of the Offer are satisfied or waived and we take up and pay for the Common Shares validly deposited pursuant to the Offer, Shareholders who are Eligible Holders that tender their Common Shares to Eldorado may require Eldorado to execute an election form prescribed under section 85 of the Tax Act (and, where applicable, a similar form for provincial purposes), jointly with the Eligible Holder, for the purpose of enabling the Eligible Holder to achieve, where appropriate, an income tax-deferred rollover for Canadian federal (and, where applicable, provincial) income tax purposes.  However, Eldorado will be required to do so only if such Eligible Holders comply fully with the requirements set forth under “Canadian Federal Income Tax Considerations - Sale to Eldorado – Web-Based System or “Check the Box” Method for Eligible Holders to Complete Election Forms for Income Tax Deferral” in Section 18 of the Circular.  Eligible Holders who may wish to effect such an income tax-deferred “rollover” should refer to these requirements and take action to comply with them as soon as possible.  Shareholders other than Eligible Holders who choose to participate in the Offer will not be permitted to so elect and, accordingly, their sale of Common Shares to Eldorado will not be a tax-deferred rollover for Canadian federal income tax purposes.  However, it is expected that any gain arising on the disposition of Common Shares to Eldorado by a Shareholder who is not an Eligible Holder will not be subject to Canadian federal income tax.  Eldorado Common Shares received by a Canadian tax-exempt deferred income plan, such as a registered retirement savings plan, will be qualified investments.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under “Canadian Federal Income Tax Considerations” in Section 18 of the Circular.  Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer or a disposition of Common Shares pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction.

U.S. Federal Income Tax Considerations

As of the date of this Circular, Eldorado anticipates that the acquisition of Common Shares pursuant to the Offer and pursuant to the transactions contemplated in Section 17 of the Circular, “Acquisition of Common Shares Not Deposited”, (these transactions collectively defined, for purposes of this paragraph, as the “Acquisition”) should constitute a taxable disposition for Shareholders that are U.S. taxpayers. Subject to the application of the PFIC rules, a Shareholder that is a U.S. taxpayer that holds Common Shares as a capital asset and transfers such Common Shares to Eldorado under the Acquisition, will generally recognize a gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any Common Shares and the U.S. dollar value of the Canadian currency received by the Shareholder pursuant to the Acquisition, and (ii) the adjusted tax basis of the Shareholder in the Common Shares transferred to Eldorado. However, if Frontier were to constitute a PFIC for any taxable year during which a U.S. Holder held Common Shares, a Shareholder that is a U.S. taxpayer may be subject to special adverse tax rules in respect of the Acquisition. There can be no assurance that the Internal Revenue Service will not challenge this characterization of the Acquisition or that, if challenged, a U.S. court would not agree with the Internal Revenue Service. The foregoing is a brief summary of United States federal income tax consequences only and is qualified in its entirety by the more detailed general description of United States federal income tax considerations in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular United States federal income tax consequences to them as a result of the Acquisition, and the ownership, and disposition of Eldorado Common Shares received pursuant to the Acquisition.

Depositary and Information Agent

Kingsdale is acting as Depositary under the Offer.  The Depositary will receive deposits of certificates representing the Common Shares and accompanying Letters of Transmittal or Notices of Guaranteed Delivery at the offices specified herein and in the Letter of Transmittal and Notice of Guaranteed Delivery.  See Section 3 of the Offer, “Manner of Acceptance”.

Kingsdale also has been retained as the Information Agent for the Offer.  The Information Agent may contact Shareholders by mail, telephone, facsimile or personal interview and may request banks, stockbrokers, investment dealers and other nominees to forward materials relating to the Offer to beneficial holders of Common Shares.  Questions and requests for assistance relating to the Offer may be directed to the Information Agent at the address and phone numbers set forth on the back page of this Offer and Circular.

Dealer Manager and Soliciting Dealer Group

Macquarie has been retained as Dealer Manager for the Offer and to form a Soliciting Dealer Group comprising members of the Investment Dealers Association of Canada, participating organizations of the TSX and TSX-V members to solicit acceptances of the Offer in Canada.  The Dealer Manager will also solicit acceptances of the Offer in the United States through its U.S. affiliate, Macquarie Capital Markets North America Ltd.  Eldorado will pay the Dealer Manager and each member of the Soliciting Dealer Group certain fees to solicit acceptances of the Offer, as described under Section 22 of the Circular, “Dealer Manager, Soliciting Dealer Group and Financial Advisor”.

Summary Historical And Unaudited Pro Forma Consolidated Financial Information

The tables set out below include a summary of: (i) Eldorado’s historical consolidated financial information for the years ended December 31, 2007 and 2006 and for the three months ended March 31, 2008; and (ii) unaudited pro forma consolidated financial information for Eldorado for the three month period ended March 31, 2008 and for the year ended December 31, 2007.  The historical financial information for the years ended December 31, 2007 and 2006 has been derived from Eldorado’s audited consolidated financial statements.  The historical information for the three months ended March 31, 2008 has been derived from Eldorado’s unaudited consolidated interim financial statements as of March 31, 2008.  The unaudited pro forma consolidated financial information for Eldorado has been derived from: (i) the unaudited interim consolidated financial statements of Eldorado as of March 31, 2008; (ii) the audited consolidated financial statements of Eldorado as at December 31, 2007; and (iii) the audited consolidated financial statements of Frontier for the year ended December 31, 2007, and such other supplementary information as was available to Eldorado and considered necessary to give pro forma effect to the acquisition of Frontier by Eldorado.

The summary unaudited pro forma consolidated financial information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Eldorado and the accompanying notes thereto included in the Circular.  The unaudited pro forma consolidated balance sheet for Eldorado gives effect to the proposed acquisition of Frontier as if it had occurred as at March 31, 2008 and the unaudited pro forma consolidated statements of operations give effect to the proposed acquisition of Frontier as if it had occurred as of January 1, 2007.  In preparing the unaudited pro forma consolidated financial information, management of Eldorado has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial information.  The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Eldorado and Frontier due to the limited publicly available information. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma financial information. The unaudited pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Eldorado and accompanying notes included in Schedule “A” to the Offer and Circular.

Summary of Historical and Unaudited Pro Forma Financial Information of Eldorado

				Pro Forma
	Three months ended March 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006	Three months ended March 31, 2008	Year ended December 31, 2007
	(in thousands of US dollars, except per share amounts)	(in thousands of US dollars, except per share amounts)	(in thousands of US dollars, except per share amounts)	(in thousands of US dollars, except per share amounts)	(in thousands of US dollars, except per share amounts)
Consolidated Statement of operations
Revenue	$72,519	$188,699	$84,689	$72,850	$189,463
Income before taxes	26,728	57,505	3,889	26,644	56,351
Net income	20,737	35,421	3,300	17,095	31,017
Net income per share – basic	0.06	0.10	0.01	0.05	0.09
Net income per share – diluted	0.06	0.10	0.01	0.05	0.08
Consolidated Balance Sheet
Assets	630,746	591,742	527,020	828,618	n/a
Liabilities	156,481	142,563	131,115	200,708	n/a
Shareholders equity	474,265	449,179	395,905	627,910	n/a

GLOSSARY

In the Offer and Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“Acquisition Proposal” has the meaning ascribed thereto under “Commitments to Acquire Securities of Frontier; Lock-Up Agreement – Deposit of Common Shares; Support of the Offer” in Section 12 of the Circular;

“affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended;

“Agent’s Message” has the meaning ascribed thereto under “Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States” in Section 3 of the Offer;

“allowable capital loss” means one-half of any capital loss;

“AMEX” means the American Stock Exchange;

“Appointee” means each director and officer of the Offeror and any other person designated by the Offeror in writing as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the depositing Shareholder with respect to Purchased Securities;

“associate” has the meaning ascribed thereto in the BCBCA;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“Book-Entry Confirmation” has the meaning ascribed thereto under “Manner of Acceptance – Acceptance by Book-Entry Transfer in the United States” in Section 3 of the Offer;

“Business Day” means a day other than a Saturday, Sunday or a statutory holiday observed in British Columbia;

“Canadian GAAP” means generally accepted accounting principles in Canada;

“CDS” means CDS Clearing and Depository Services Inc.;

“Circular” means the take-over bid circular accompanying and forming part of the Offer;

“Code” means the Internal Revenue Code of 1986;

“Combined Company” means the combined businesses of Eldorado and Frontier, as contemplated herein;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act;

“Common Share” means a common share in the capital of Frontier;

“Competition Act” means the Competition Act (Canada), as amended;

“Compulsory Acquisition” has the meaning ascribed thereto under “Acquisition of Common Shares Not Deposited — Compulsory Acquisition” in Section 17 of the Circular;

“Court” means the British Columbia Supreme Court;

“CRA” means Canada Revenue Agency;

“Dealer Manager” means Macquarie, in Canada, and Macquarie Capital Markets North America Ltd., in the United States;

“Depositary” means Kingsdale;

“Deposited Common Shares” has the meaning ascribed thereto under “Manner of Acceptance – Dividends and Distributions” in Section 3 of the Offer;

“Distributions” has the meaning ascribed thereto under “Manner of Acceptance” in Section 3 of the Offer;

“DTC” means the Depositary Trust Company;

“Dundee” means Dundee Precious Metals Inc.;

“Effective Time” means the time that the Offeror takes up the Deposited Common Shares;

“EIS” has the meaning ascribed thereto under “Strategic Rationale” in Section 4 of the Circular;

“Eldorado” means Eldorado Gold Corporation;

“Eldorado Common Share” means a common share in the capital of Eldorado;

“Elected Amount” has the meaning ascribed thereto under “Canadian Federal Income Tax Considerations – Residents of Canada – Sale of Common Shares Under the Offer – Sale to Eldorado – Election for Income Tax Deferral” in Section 18 of the Circular;

“Eligible Holder” means a Shareholder who is: (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, holds Common Shares as capital property and who is not exempt from tax on income under the Tax Act; (b) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, whose Common Shares constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Common Shares by reason of an exemption contained in an applicable income tax treaty; or (c) a partnership if one or more members of the partnership are described in (a) or (b);

“Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the Financial Industry Regulatory Authority in the United States, or banks or trust companies in the United States;

“ETR” has the meaning ascribed thereto under “Strategic Rationale” in Section 4 of the Circular;

“Expiry Date” means June 17, 2008, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror;

“Expiry Time” means 5:00 p.m. (Toronto time) on the Expiry Date, or such later time or times as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror;

“Frontier” means Frontier Pacific Mining Corporation;

“fully-diluted basis” means, with respect to the number of Common Shares, the number of such Common Shares that would be outstanding assuming all Options and other securities convertible or exercisable into Common Shares had been exercised;

“Governmental Entity” means: (a) any supranational body or organization (such as the European Union), nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; or (c) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;

“Information Agent” means Kingsdale;

“Investment Canada Act” means the Investment Canada Act (Canada), as amended;

“IRS” means the Internal Revenue Service;

“JMR” has the meaning ascribed thereto under “Strategic Rationale” in Section 4 of the Circular;

“Kingsdale” means Kingsdale Shareholder Services Inc.;

“Laws” means any applicable laws, including, without limitation, supranational (including laws of the European Union), national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary or occupational health and safety laws, treaties, statutes, ordinances, instruments, judgments, decrees, injunctions, writs or certificates and orders, by-laws, rules, regulations, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;

“Letter of Transmittal” means the letter of transmittal in the form accompanying the Offer and Circular (printed on BLUE PAPER);

“Lock-Up Agreement” means the lock-up agreement dated April 20, 2008, between Eldorado and Dundee, as amended from time to time;

“Macquarie” means Macquarie Capital Markets Canada Ltd. and includes Orion Securities Inc.;

“Mark-to-Market Election” means a “mark-to-market election” under section 1296 of the Code;

“Material Adverse Effect” means, in respect of any person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending, or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, licences, permits, results of operations, prospects, articles, by-laws, rights or privileges of the relevant person;

“Minimum Tender Condition” has the meaning ascribed thereto under “Conditions of the Offer” in paragraph (a) of Section 4 of the Offer;

“Minister” has the meaning ascribed thereto under “Regulatory Matters – Investment Canada Act” in Section 16 of the Circular;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“Non-Resident Shareholder” means a Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty, is not, and is not deemed to be, resident in Canada, and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada;

“Non-Voting Shares” means convertible non-voting shares in the capital of Eldorado;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on YELLOW PAPER);

“Offer” means the offer to purchase Common Shares made hereby, the terms and conditions of which are set forth in the accompanying Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

“Offer Consideration” means 0.1220 Eldorado Common Shares and Cdn.$0.0001 in cash;

“Offer Period” means the period commencing on the date hereof and ending at the Expiry Time;

“Offeror” means Eldorado;

“Offeror’s Notice” has the meaning ascribed thereto under, “Acquisition of Common Shares Not Deposited – Compulsory Acquisition” in Section 17 of the Circular;

“Option” means an option to purchase Common Shares granted by Frontier pursuant to its stock option plan or other employee compensation arrangement;

“OSC Rule 62-504” means Ontario Securities Commission Rule 62-504 – Take-Over bids and Issuer Bids;

“Perama Hill” means the Perama Hill gold project;

“PFIC” means passive foreign investment company;

“Purchased Securities” has the meaning ascribed thereto under “Manner of Acceptance – Power of Attorney” in Section 3 of the Offer;

“QEF election” means a qualified electing fund election under section 1295 of the Code;

“QFC” means a “qualified foreign corporation” under section 1(h)(11) of the Code;

“Regulations” means the regulations of the Tax Act;

“Remaining Shareholder” has the meaning ascribed thereto under “Acquisition of Common Shares Not Deposited – Compulsory Acquisition” in Section 17 of the Circular;

“Resident Shareholder” means a Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty is, or is deemed to be, resident in Canada;

“Reviewable Transaction” has the meaning ascribed thereto under “Regulatory Matters – Investment Canada Act” in Section 16 of the Circular;

“SEC” means the United States Securities and Exchange Commission;

“Second-Step Transaction” means a Compulsory Acquisition or Subsequent Acquisition Transaction;

“Shareholders” means the holders of Common Shares, and “Shareholder” means any one of them;

“Soliciting Dealer” has the meaning ascribed thereto under “Dealer Manager, Soliciting Dealer Group and Financial Advisor” in Section 22 of the Circular;

“Soliciting Dealer Group” has the meaning ascribed thereto under “Dealer Manager, Soliciting Dealer Group and Financial Advisor” in Section 22 of the Circular;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto under “Acquisition of Common Shares Not Deposited – Subsequent Acquisition Transaction” in Section 17 of the Circular;

“Subsidiary” has the meaning ascribed thereto in the BCBCA;

“Superior Proposal” means an Acquisition Proposal which is considered by Dundee to be financially more favourable to Dundee than the consideration proposed pursuant to the Offer;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax Election” has the meaning ascribed thereto under “Canadian Federal Income Tax Considerations – Residents of Canada – Sale of Common Shares Under the Offer – Sale to Eldorado – Election for Income Tax Deferral” in Section 18 of the Circular;

“Tax Proposals” has the meaning ascribed thereto under “Canadian Federal Income Tax Considerations” in Section 18 of the Circular;

“taxable capital gain” means one-half of any capital gain;

“TSX” means the Toronto Stock Exchange;

“TSX-V” means the TSX Venture Exchange;

“U.S. GAAP” means generally accepted accounting principles in the United States;

“U.S. Holder” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations – U.S. Holder” in Section 19 of the Circular; and

“U.S. Treaty” means the Convention between the U.S. and Canada with Respect to Taxes on Income and Capital.

THE OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery contain important information which should be read carefully before making a decision with respect to the Offer.  Capitalized terms used in the Offer, where not otherwise defined herein, are defined in the section entitled “Glossary”.

May 9, 2008

TO:         THE HOLDERS OF COMMON SHARES OF FRONTIER

1.                                      The Offer

The Offeror hereby offers, on and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares, including Common Shares which may become outstanding on the exercise of Options or other rights to acquire Common Shares, but excluding Common Shares owned by the Offeror or its affiliates.  Each eligible holder of Common Shares (a “Shareholder”) will receive 0.1220 Eldorado Common Shares and Cdn.$0.0001 in cash for each Common Share taken up under the Offer (the “Offer Consideration”), subject to adjustment for fractional shares.

The Offer is made only for Common Shares and is not made for any Options or any other rights to acquire Common Shares.  Any holder of Options or other rights to acquire Common Shares who wishes to accept the Offer must exercise such Options or other rights to obtain Common Shares and deposit certificates representing those Common Shares under the Offer.  Any such exercise must be sufficiently in advance of the Expiry Time to assure the holders of Options or other rights to acquire Common Shares that they will have Common Share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

If any holder of Options does not exercise such Options before the Expiry Time, such Options will remain outstanding in accordance with their terms and conditions, including with respect to term to expiry, vesting and exercise prices, except that, to the extent permitted, after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, an Option to acquire Common Shares may become an option or right to acquire a number of Eldorado Common Shares.

No fractional Eldorado Common Shares will be issued pursuant to the Offer. Where a Shareholder is to receive Eldorado Common Shares as consideration under the Offer and the aggregate number of Eldorado Common Shares to be issued to such Shareholder would result in a fraction of an Eldorado Common Share being issuable, the number of Eldorado Common Shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

2.                                      Time For Acceptance

The Offer is open for acceptance for the period commencing on the date hereof and ending on the Expiry Time, being 5:00 p.m. (Toronto time) on June 17, 2008, or such later time and date as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless withdrawn by the Offeror.

3.                                      Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by:

(a)                                delivering to the Depositary at the office locations listed in the Letter of Transmittal accompanying the Offer, so as to arrive there not later than the Expiry Time, a Letter of Transmittal (printed on BLUE PAPER), or a manually executed facsimile thereof, duly completed and executed as required by the rules and instructions set out in the Letter of Transmittal and any other relevant documents required by the rules and instructions set out in the Letter of Transmittal, together with the certificates representing the Common Shares in respect of which the Offer is being accepted; or

(b)                                 complying with the guaranteed delivery procedures described below.

Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. CDS and DTC will be issuing instructions to its participants as to the method of depositing such Common Shares under the terms of the Offer.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if:

(a)                                the Letter of Transmittal is signed by the registered owner of the Common Shares exactly as the name of the registered holder appears on the Common Share certificate deposited therewith, and the certificates for Eldorado Common Shares issuable, in each case under the Offer, are to be delivered directly to such registered holder; or

(b)                               Common Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.  If a Letter of Transmittal is executed by a person other than the registered holder of the Common Share certificate(s) deposited therewith, or the certificate(s) is to be issued to a person other than the registered holder(s), or the Certificate(s) is to be sent to an address other than the address of the registered holder(s) as shown on the registers of Frontier, or if payment is to be issued in the name of a person other than the registered holder(s), the certificate(s) must be endorsed, or be accompanied by an appropriate stock transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and either: (i) the certificate(s) representing the Common Shares are not immediately available; or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited validly under the Offer, provided that all of the following conditions are met:

(a)                                    the deposit is made by or through an Eligible Institution;

(b)                                   a Notice of Guaranteed Delivery (printed on YELLOW PAPER) in the form accompanying the Offer or a manually signed facsimile thereof, properly completed and signed, is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time as set forth in the accompanying Notice of Guaranteed Delivery; and

(c)                                    the certificate(s) representing deposited Common Shares in proper form for transfer, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and signed (with signatures guaranteed if so required) in accordance with the Letter of Transmittal and all other documents required thereby, are received by the Depositary at its Toronto office at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Expiry Time.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its office in Toronto, Ontario as specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Acceptance by Book-Entry Transfer in the United States

Shareholders may also accept the Offer in the United States by following the procedures for book-entry transfer, provided that confirmation of a book entry transfer of such Common Shares (a “Book-Entry Confirmation”) into the Depositary’s account at DTC, together with an Agent’s Message (as defined below) in respect thereof or a properly completed and executed Letter of Transmittal and any other required documents, are received by the Depositary at its office in Toronto, Ontario before the Expiry Time. Any financial institution that is a participant in DTC’s systems may cause DTC to make a book-entry transfer of a holder’s Common Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Common Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at its office in Toronto, Ontario before the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Common Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

General

In all cases, payment by the Depositary for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of the certificate(s) representing the Common Shares (or Book Entry Confirmation), a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal (or, in the case of Common Shares deposited by book-entry transfer in the United States, an Agent’s Message) and any other required documents.

The method of delivery of certificate(s) representing Common Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing those documents.  The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.  It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time.  Delivery will only be effective upon actual receipt by the Depositary.

Shareholders whose Common Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

Under no circumstances will any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging any Common Shares or in making payments for Common Shares to any person on account of Common Shares accepted for exchange and payment pursuant to the Offer.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion.  Depositing Shareholders agree that such determination shall be final and binding.  The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction.  The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares.  There shall be no duty or obligation on the Offeror, the Dealer Manager, the Information Agent, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice.  The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Common Shares covered by the Letter of Transmittal (or Notice of Guaranteed Delivery or, in the case of Common Shares deposited by book-entry transfer in the United States, an Agent’s Message) delivered to the Depositary (the “Deposited Common Shares”) and in and to all rights and benefits arising from such Deposited Common Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on or in respect of such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal (or Notice of Guaranteed Delivery or, in the case of Common Shares deposited by book-entry transfer in the United States, an Agent’s Message), irrevocably constitutes and appoints, effective on and after the time (the “Effective Time”) that the Offeror takes up the Deposited Common Shares covered by the Letter of Transmittal (which Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), each director and officer of the Offeror and any other person designated by the Offeror in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the depositing Shareholder with respect to the Purchased Securities, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(a)                                 to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by Frontier or its transfer agent;

(b)                                for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities and any other property, to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Frontier;

(c)                                  to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments, representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)                                 to exercise any other rights of a holder of Purchased Securities.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited Common Shares by or on behalf of the depositing Shareholder unless the Deposited Common Shares or any Distributions are not taken up and paid for under the Offer or are withdrawn in accordance with Section 8 of the Offer, “Withdrawal of Deposited Common Shares”.  A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Frontier and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto. The foregoing proxies are effective only upon take up of and payment for Common Shares tendered pursuant to the Offer. The Offer does not constitute a solicitation of proxies (absent an exchange of Common Shares) for any meeting of Shareholders, which will be made only pursuant to separate proxy materials complying with the requirements of applicable law.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred is, to the extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal has full power and authority to deposit, sell, assign and transfer the Deposited Common Shares and any Distributions deposited pursuant to the Offer, (ii) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares and Distributions, to any other person, (iii) the deposit of the Deposited Common Shares and Distributions complies with applicable Laws, and (iv) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

In addition, by accepting the Offer and depositing Common Shares, each depositing Shareholder will be deemed to have, in consideration of the Offeror taking up and paying for the Common Shares deposited by such Shareholder, thereby released, remised and forever discharged Eldorado from any and all manner of actions, causes of action, suits, demands, compensation, claims, proceedings, liabilities, obligations, legal fees, costs, and disbursements of any nature and kind whatsoever and howsoever arising, by reason of any events, acts or omissions which are in any way connected with any claim of misrepresentation related to disclosure by Eldorado or any person acting or purporting to act on Eldorado’s behalf on or before the Expiry Date concerning Frontier’s business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending, or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, licences, permits, results of operations, prospects, articles, by-laws, rights or privileges whether known or unknown and whether arising at law or in equity.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

4.                                      Conditions of the Offer

Notwithstanding any other provisions of the Offer and in addition to (and not in limitation of) the Offeror’s right to withdraw, extend, vary or change the Offer at any time prior to the Expiry Time, in its sole discretion, the Offeror may, in its sole discretion, withdraw the Offer and not take up and pay for any Common Shares deposited under the Offer, extend the period of time during which the Offer is open and postpone taking up and paying for any Common Shares deposited under the Offer or vary or change the terms or conditions of the Offer, if any of the following conditions are not, in the Offeror’s judgment, satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)                                     there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Common Shares which, when combined with the number of Common Shares then owned by the Offeror and its affiliates, represents not less than 66 2/3% of the outstanding Common Shares at the Expiry Time, on a fully-diluted basis (the “Minimum Tender Condition”);

(b)                                    Dundee shall have validly tendered and not withdrawn at the Expiry Time not less than 41,942,800 Common Shares and the Lock-Up Agreement shall not have been terminated;

(c)                                      all approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions of any Governmental Entity having jurisdiction in Canada, Greece, Peru, Columbia and the United States that are, in the Offeror’s reasonable discretion, necessary or advisable to complete the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, will have been obtained or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable discretion;

(d)                                     no act, action, suit or proceeding shall have been threatened or taken before or by any Governmental Entity, stock exchange or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law:

(i)                                   challenging the Offer or the ability of the Offeror to make or maintain the Offer;

(ii)                                seeking to prohibit, restrict or impose any material limitations or conditions on (A) the acquisition by, or sale to, the Offeror of any Common Shares, (B) the take-up or acquisition of Common Shares by the Offeror, (C) the issuance and delivery of Eldorado Common Shares or the delivery of cash in consideration for Common Shares taken up or acquired by the Offeror, (D) the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any Common Shares, (E) the ownership or operation or effective control by the Offeror of any material portion of the business or assets of Frontier or its affiliates or subsidiaries or to compel the Offeror or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business or assets of Frontier or any of its affiliates or subsidiaries as a result of the Offer, or (F) the ability of the Offeror and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(iii)                             seeking to obtain from the Offeror or any of its affiliates or subsidiaries or Frontier or any of its affiliates or subsidiaries any material damages directly or indirectly in connection with the Offer;

(iv)                            which, if successful, in the reasonable discretion of the Offeror, would be reasonably likely to result in a Material Adverse Effect on Frontier or its affiliates or subsidiaries, taken as a whole, if the Offer were consummated; or

(v)                                which, if successful, in the reasonable discretion of the Offeror, would make uncertain the ability of the Offeror and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(e)                                     there shall not be in effect or threatened any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition challenging the Offer or preventing the completion of the Offer or the acquisition of Common Shares under the Offer, or any Compulsory Acquisition or Subsequent Acquisition Transaction and there shall not exist any Law, nor shall any Law have been proposed, enacted, entered, promulgated or applied, nor shall there be in effect, pending or threatened any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Entity or other legal restraint or prohibition which would have the effect of prohibiting, restricting, making illegal or imposing material limitations or conditions on (i) the acquisition by, or sale to, the Offeror of any Common Shares, (ii) the take-up or acquisition of Common Shares by the Offeror, (iii) the issuance and delivery of Eldorado Common Shares or the delivery of cash in consideration for Shares taken up or acquired by the Offeror, (iv) the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any Common Shares, (v) the ownership or operation or effective control by the Offeror of any material portion of the business or assets of Frontier or its affiliates or subsidiaries or to compel the Offeror or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business or assets of Frontier or any of its affiliates or subsidiaries as a result of the Offer, or (vi) the ability of the Offeror and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f)                                       the Offeror shall not have become aware of any adverse claims, impairments, rights, interests, limitations or other restrictions of any kind whatsoever not specifically and publicly disclosed by Frontier prior to April 18, 2008, being the last Business Day before the Offeror’s announcement of its intention to make the Offer, in respect of any of Frontier’s properties or assets, including any mineral rights or concessions;

(g)                                    the Offeror shall have determined, in its reasonable discretion, that none of the following shall exist or shall have occurred (which has not been cured or waived), or is threatened, (i) any property, right, franchise, concession, permit or licence of Frontier or of any of its affiliates or subsidiaries has been or may be impaired or otherwise adversely affected, whether as a result of the making of the Offer, taking up and paying for Common Shares deposited pursuant to the Offer, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or otherwise, on a basis which might reduce the expected economic value to the Offeror of the acquisition of Frontier or make it inadvisable for the Offeror to proceed with the Offer and/or with taking up and paying for Common Shares deposited pursuant to the Offer, or (ii) any covenant, term or condition in any of the notes, bonds, mortgages, indentures, licences, leases, contracts, agreements or other instruments or obligations to which Frontier or any of its affiliates or subsidiaries is a party or to which they or any of their properties or assets are subject that might reduce the expected economic value to the Offeror of the acquisition of Frontier or make it inadvisable for the Offeror to proceed with the Offer and/or taking up and paying for Common Shares deposited pursuant to the Offer, and/or completing a Compulsory Acquisition or Subsequent Acquisition Transaction (including, but not limited to, any default, right of termination, acceleration, right of first refusal, pre-emptive right, purchase right, loss of control or operatorship, pricing change or other event that might ensue as a result of the Offeror taking up and paying for Common Shares deposited pursuant to the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction);

(h)                                     the Offeror shall have determined, in its reasonable discretion, that there shall be no change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after April 18, 2008, (being the last Business Day immediately before the Offeror’s announcement of its intention to make the Offer), that has or may have a Material Adverse Effect on Frontier and its affiliates or subsidiaries, taken as a whole and that the Offer, if consummated, shall not trigger a Material Adverse Effect on Frontier and its affiliates and subsidiaries, taken as a whole and the Offeror shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after April 18, 2008, that, in the reasonable discretion of the Offeror, has had or may have a Material Adverse Effect on Frontier and its affiliates and subsidiaries, taken as a whole;

(i)                                        the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made, in any document filed by or on behalf of Frontier with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States or elsewhere, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or executive summary thereof, press release or any other document so filed by Frontier, and Frontier shall have disclosed all material changes in relation to Frontier which occurred prior to April 18, 2008 in a non-confidential material change report filed with the securities regulatory authorities in any of the Provinces of Canada or in the United States prior to April 18, 2008;

(j)                                         there shall not have occurred or been threatened on or after April 18, 2008, being the last Business Day prior to the Offeror’s announcement of its intention to make the Offer: (i) any general suspension of trading in, or limitation on prices for, securities on the TSX, TSX-V or the AMEX; (ii) any extraordinary or material adverse change in the financial markets in Canada or the United States; (iii) any change in the general political, market, legal, economic or financial conditions in any country that could have a Material Adverse Effect on Frontier and its affiliates and subsidiaries, taken as a whole; (iv) a material change in United States or Canadian currency exchange rates or a suspension of, or limitation on, the markets therefor; (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada, Greece, Peru or the United States; (vi) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that might affect the extension of credit by banks or other lending institutions in Canada or the United States; (vii) a commencement of war, armed hostilities, terrorist activities or other national or international calamity involving any jurisdiction in which Frontier operates its business; or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; and

(k)                                     the Offeror shall have determined, in its reasonable discretion, that none of Frontier, any of its affiliates or its subsidiaries, or any third party has taken or proposed to take any action or has failed to take any action, or has disclosed a previously undisclosed action or event (in each case other than an action or failure to take an action specifically and publicly disclosed by Frontier prior to April 18, 2008), which might reduce the expected economic value to the Offeror of the acquisition of Frontier or make it inadvisable for the Offeror to proceed with the Offer and/or take up and pay for Shares under the Offer and/or complete a Compulsory Acquisition or Subsequent Acquisition Transaction, including, without limitation: (i) any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Frontier or any of its affiliates or subsidiaries (other than a sale, disposition or other dealing between Frontier and any affiliate subsidiary in the ordinary course of business consistent with past practice); (ii) any issuances of securities (other than in connection with the exercise of vested options outstanding on the date hereof in accordance with their terms as publicly disclosed prior to the date hereof) or options or other rights to purchase securities; (iii) the payment of any dividends or other distributions or payments (except in the ordinary course of business consistent with past practices); (iv) any incurrence of material debt or project financing or material steps in furtherance thereof; (v) any acquisition from a third party of assets (except in the ordinary course of business consistent with past practice) or securities by Frontier or any of its affiliates or subsidiaries; (vi) any take-over bid (other than the Offer), merger, amalgamation (other than between Frontier and any wholly-owned Subsidiary), statutory arrangement, recapitalization, reorganization, business combination, share exchange, joint venture or similar transaction involving Frontier or any of its affiliates or subsidiaries; (vii) the making of, or commitment to make, any capital expenditure by Frontier or any of its Subsidiaries not in the ordinary course of business and consistent with past practice or in accordance with plans publicly disclosed by Frontier prior to April 18, 2008, being the Business Day immediately preceding the date the Offeror announced its intention to make the Offer; (viii) entering into, modifying or terminating any agreements or arrangements of Frontier or its affiliates or subsidiaries (including agreements relating to credit facilities) with their respective directors, senior officers or employees, including without limitation employment, change in control, severance compensation or similar agreement, except for such agreements or arrangements entered into, modified or terminated in the ordinary course of business consistent with past practice and only if so doing would not have an Material Adverse Effect on Frontier and its affiliates and its subsidiaries; (ix) instituting, cancelling or modifying, or, except as may be required by Law, taking any action to institute, cancel or modify, any agreements, arrangements or plans to provide for increased or extended benefits to one or more employees, consultants or directors of Frontier or any of its Subsidiaries, whether or not as a result of or in connection with the transactions contemplated by the Offer and Circular; (x) any acquisition or transaction causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of outstanding Common Shares or other securities of Frontier or any of its affiliates or subsidiaries; (xi) the waiving, releasing, granting, transferring or amending of any rights of material value under (A) any existing material contract in respect of any material joint ventures or material properties or projects, or (B) any other material license, lease, permit, authorization, concession, contract, agreement, instrument or other document (other than in the ordinary course of business and consistent with past practice and only if so doing would not have an Material Adverse Effect on Frontier or any of its subsidiaries); (xii) any change to Frontier’s articles of incorporation or bylaws; (xiii) undertaking any transaction that would prevent the Offeror obtaining, if otherwise available, a “bump” in the tax cost of the property of Frontier in accordance with any one or more of paragraph 88(1)(c) or (d) or subsection 87(11) of the Tax Act, or any transaction that would reduce the amount of the “bump”, if otherwise available; or (xiv) any proposal, plan, intention or agreement to do any of the foregoing.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror.  The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have.  The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.  Any determination by the Offeror concerning the foregoing conditions to the Offer may be made in its sole judgment and will be final and binding upon all parties.

Any determination by the Offeror concerning the foregoing conditions to the Offer may be made in its sole judgment and will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication (subsequently confirmed in writing provided that such confirmation is not a condition of the effectiveness of the notice) by the Offeror to that effect to the Depositary at their principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice or communication, will make a public announcement of such waiver or withdrawal, will cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 9 of the Offer, “Notices and Delivery”, and will provide a copy of the aforementioned notice to the TSX and the TSX-V.  If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all certificates representing deposited Common Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited.

5.                                      Extension, Variation or Change in the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, unless the Offer is withdrawn or extended by the Offeror.

The Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Date or the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Toronto, Ontario, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 9 of the Offer, “Notices and Delivery”, to all registered holders of Common Shares that have not been taken up prior to the extension or variation.  The Offeror shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX and the TSX-V.  Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

If the terms of the Offer are varied, the Offer will not expire before ten days after the notice of such variation has been delivered to Shareholders, unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable courts or securities regulatory authorities.

If before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect a decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 9 of the Offer, “Notices and Delivery”, to all registered holders of Common Shares that have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable law.  As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and provide a copy of the notice thereof to the TSX and the TSX-V.  Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Notwithstanding the foregoing but subject to applicable law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all Common Shares then deposited under the Offer and not withdrawn.

During any such extension or in the event of any variation or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 8 of the Offer, “Withdrawal of Deposited Common Shares”.  An extension of the Expiry Time, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”.

If the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer, whether or not such Common Shares were taken up before the increase.

6.             Payment for Deposited Common Shares

If all the conditions referred to in Section 4 of the Offer, “Conditions of the Offer” have been satisfied or waived at the end of the Offer Period, the Offeror will, in accordance with the terms of the Offer, take up Common Shares validly deposited under the Offer and not properly withdrawn promptly following the Expiry Time, but in any event not later than ten days after the Expiry Date.  Any Common Shares taken up will be paid for promptly, and in any event not later than the earlier of three Business Days after they are taken up and ten days after the Expiry Date.  Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment the Common Shares validly deposited under the Offer and not withdrawn if, as and when the Offeror gives written notice or other communication (subsequently confirmed in writing provided that such confirmation is not a condition of the effectiveness of the notice) to the Depositary at its principal office in Toronto, Ontario to that effect.

The Offeror expressly reserves the right, in its sole discretion, to delay taking up and paying for any Common Shares or to terminate the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived, by giving written notice thereof or other communication (subsequently confirmed in writing provided that such confirmation is not a condition of the effectiveness of the notice) to the Depositary at its principal office in Toronto, Ontario.  The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any applicable law.  The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless the Offeror simultaneously takes up and pays for all Common Shares then validly deposited under the Offer and not withdrawn.

The Offeror will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient certificates representing Eldorado Common Shares and with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders.  The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving certificates representing Eldorado Common Shares and payment from the Offeror and transmitting such certificates and payment to such persons, and receipt of such certificates and payment by the Depositary will be deemed to constitute receipt thereof by persons depositing Common Shares.

All payments under the Offer will be made in Canadian dollars.

No fractional Eldorado Common Shares or cash payment in lieu of fractional shares will be issued pursuant to the Offer. Where a Shareholder is to receive Eldorado Common Shares as consideration under the Offer and the aggregate number of Eldorado Common Shares to be issued to such Shareholder would result in a fraction of a Eldorado Common Share being issuable, the number of Eldorado Common Shares to be received by such Shareholder will be either rounded up (if the fractional interest is 0.5 or more) or rounded down (if the fractional interest is less than 0.5) to the nearest whole number.

Settlement with each Shareholder who has deposited and not withdrawn Common Shares under the Offer will be made by the Depositary issuing or causing to be issued a certificate representing the appropriate number of Eldorado Common Shares to which the depositing Shareholder is entitled and a cheque payable in Canadian funds in the amount to which the person depositing Common Shares is entitled.  Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, such certificate and cheque will be issued in the name of the registered holder of the Common Shares so deposited.  Unless the person depositing the Common Shares instructs the Depositary to hold the certificate representing Eldorado Common Shares and cheque for pick-up by checking the appropriate box in the Letter of Transmittal, such certificate and cheque will be forwarded by mail to such person at the address specified in the Letter of Transmittal.  If no such address is specified, such certificate and cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Frontier.  Pursuant to applicable law, the Offeror may, in certain circumstances, be required to withhold and sell in the market a portion of the Eldorado Common Shares that the depositing Shareholder would otherwise be entitled to receive to satisfy the Offeror’s obligation to withhold and remit amounts pursuant to the Tax Act.  Certificates representing Eldorado Common Shares and cheques that are mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Depositing Shareholders will not be obligated to pay brokerage fees or commissions if they accept the Offer by depositing their Common Shares directly with the Depositary or if they use the services of the Dealer Manager to accept the Offer.  If a depositing Shareholder holds Common Shares through a broker or other nominee and such broker or nominee deposits the Common Shares on the Shareholder’s behalf, the broker or nominee may charge a fee for performing this service.

7.                                      Return of Deposited Common Shares

Any deposited Common Shares that are not taken up by the Offeror will be returned, at the expense of the Offeror, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or early termination of the Offer, by (i) sending certificates representing Common Shares not purchased by mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such address is not so specified, to such address as shown on the register of Shareholders maintained by or on behalf of Frontier, or (ii) in the case of Common Shares deposited by book-entry transfer of such Common Shares into the Depositary’s account at DTC pursuant to the procedures set forth in “Manner of Acceptance – Acceptance by Book-Entry Transfer in the United

States” in Section 3 of the Offer, such Common Shares will be credited to the depositing holder’s account maintained with DTC.

8.                                      Withdrawal of Deposited Common Shares

Except as otherwise stated in this Section 8, all deposits of Common Shares pursuant to the Offer are irrevocable.  Unless otherwise required or permitted by applicable law, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)                                  at any time before the Common Shares have been taken up by the Offeror under the Offer;

(b)                                 at any time before the expiration of ten days from the date upon which either:

(i)                                    a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs: (A) before the Expiry Time; or (B) after the Expiry Time, but before the expiry of all rights of withdrawal in respect of the Offer, or

(ii)                                 a notice of variation concerning a variation in the terms of the Offer,

is mailed, delivered or otherwise properly communicated, but subject to abridgement or elimination of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities, and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice; or

(c)                                 if the Common Shares have not been paid for by the Offeror within three Business Days after having been taken up.

If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in (b) above are applicable, the Offer shall be extended without the Offeror first taking up the Common Shares which are subject to the rights of withdrawal.

Withdrawals of Common Shares deposited pursuant to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit before such Common Shares are taken up and paid for.  Notice of withdrawal: (i) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (ii) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Common Shares which are to be withdrawn; and (iii) must specify such person’s name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn.  Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions and rules set out in such letter), except in the case of Common Shares deposited for the account of an Eligible Institution.  The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal.

Alternatively, if Common Shares have been deposited pursuant to the procedures for book-entry transfer in the United States, as set forth in “Manner of Acceptance – Acceptance by Book-Entry Transfer in the United States” in Section 3 of the Offer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Common Shares and otherwise comply with DTC’s procedures.

A withdrawal of Common Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice of withdrawal.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding.  None of the Depositary, the Offeror or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification.

Withdrawals cannot be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror’s other rights, Common Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable law.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces and territories of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances.  See Section 29 of the Circular, “Statutory Rights”.

9.                                      Notices and Delivery

Except as otherwise provided in the Offer, any notice to be given by the Offeror or the Depositary to the Shareholders pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the register of Shareholders maintained by or on behalf of Frontier and unless otherwise specified by applicable law will be deemed to have been received on the first business day following the date of mailing.  For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada or in any other country following mailing.

In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication.  Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is: (a) given to the TSX, TSX-V or the AMEX for dissemination through their facilities; (b) published once in the National Edition of the Globe and Mail or the National Post and La Presse newspapers provided that if the National Post or La Presse newspaper is not being generally circulated, publication thereof shall be made in any other daily newspaper or newspapers of general circulation in the cities of Toronto, Vancouver and Montreal; or (b) it is given to Canada News Wire Service or CCN Matthews for dissemination through its facilities.

The Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders or made in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish the Offer to stockbrokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by the transfer agent in respect of Common Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Common Shares.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.  Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

10.                               Mail Service Interruption

Notwithstanding the provisions of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed.  Persons entitled to share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Common Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed.  The Offeror shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 9 of the Offer, “Notices and Delivery”.  Notwithstanding Section 6 of the Offer, “Payment for Deposited Common Shares”, share certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

11.                               Changes in Capitalization; Dividends; Distributions; Liens

If, on or after the date of the Offer, Frontier should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor), to reflect such division, combination, reclassification, consolidation, conversion or other change.

Common Shares acquired pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims, equities or rights of others of any nature and together with all rights and benefits arising therefrom, including the right to all distributions which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares.

If, on or after the date of the Offer, Frontier should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders of record on a date which is prior to the transfer to the name of the Offeror or its nominees or transferees on Frontier’s transfer register of Common Shares accepted for purchase pursuant to the Offer, the whole of such distribution shall be received and held by the depositing Shareholders for the account of the Offeror until the Offeror pays for such Common Shares and shall be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by proper documentation of transfer.  Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such distribution and may withhold the entire consideration payable by the Offeror to the depositing Shareholder or deduct from the consideration payable by the Offeror to the depositing Shareholder pursuant to the Offer the amount or value thereof by decreasing the number of Eldorado Common Shares payable to such depositing Shareholder per Common Share deposited, as determined by the Offeror in its sole discretion.  The declaration or payment of any such dividend or distribution may have tax consequences not discussed under Section 18 of the Circular, “Canadian Federal Income Tax Considerations”.

12.                               Acquisition of Common Shares Not Deposited Under the Offer

If, within four months after the date of the Offer, at least 90% of the issued and outstanding Common Shares, not held by, or held by a nominee for, Eldorado or its affiliates, are validly tendered pursuant to the Offer, the conditions of the Offer are satisfied or waived and Eldorado takes up and pays for the Common Shares validly deposited under the Offer, the Offeror intends, subject to compliance with all applicable Laws, to undertake a Compulsory Acquisition to acquire all of the Common Shares not deposited under the Offer.  If the Offeror takes up and pays for Common Shares validly deposited under the Offer and the Offeror is not entitled to effect a Compulsory Acquisition, the Offeror intends to acquire, directly or indirectly, all of the remaining Common Shares pursuant to a Subsequent Acquisition Transaction. If the Minimum Tender Condition is satisfied, the Offeror will own sufficient Common Shares to effect such Subsequent Acquisition Transaction.  See Section 17 of the Circular, “Acquisition of Common Shares Not Deposited”.

13.                               Market Purchases

During the term of the Offer, the Offeror intends and reserves the right to, purchase Common Shares other than under the terms of the Offer, provided:

(a)                                  such intention is stated in a news release issued and filed at least one business day prior to making such purchases;

(b)                                 the number of Common Shares beneficially acquired does not exceed 5% of the outstanding Common Shares as of the date of the Offer;

(c)                                  the purchases are made in the normal course through the facilities of the TSX-V;

(d)                                 the Offeror issues and files a news release containing the information required under Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504, as applicable, immediately after the close of business of the TSX-V on each day in which Common Shares have been purchased;

(e)                                  no broker acting for the Offeror performs services beyond the customary broker’s function in regards to the purchases;

(f)                                    no broker acting for the Offeror receives more than the usual fees or commissions in regard to the purchases then are charged for comparable services performed by the broker in the normal course;

(g)                                 the Offeror or any person acting for the Offeror does not solicit or arrange for the solicitation of offers to sell securities of the class subject to the Offer, except for the solicitation by the Offeror or members of the Soliciting Dealer Group under the Offer; and

(h)                                 the seller or any person acting for the seller does not, to the knowledge of the Offeror, solicit or arrange for the solicitaiton of offers to buy securities of the class subject to the Offer.

Such purchases of Common Shares shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.  For these purposes, “Offeror” includes the Offeror and any person acting jointly or in concert with the Offeror.

Although the Offeror has no present intention to sell Common Shares taken up under the Offer, the Offeror reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time.

14.                               Other Terms of the Offer

The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.  Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

No stockbroker, investment dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized.

In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of Common Shares.

The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Common Shares deposited pursuant to the Offer but any such transfer will not relieve the Offeror of its obligations under the Offer and in no way will prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment pursuant to the Offer.

No Offer is being made to, and no deposits will be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.  The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The accompanying Circular together with the Offer constitutes the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

The Offeror has filed with the SEC a registration statement on Form F-8, together with exhibits furnishing additional information with respect to the Offer, and may file amendments thereto.  Pursuant to Section V(D) of the Form F-8 instructions, the Offeror is exempt from filing a Tender Offer Statement on Schedule TO.  Shareholders will be able to obtain copies of such documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by the Offeror will be available free of charge from the Offeror. You should direct requests for documents to the Corporate Secretary of Eldorado, Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, telephone: 604-601-6655.

Dated: May 9, 2008.	ELDORADO GOLD CORPORATION

	(Signed)	PAUL N. WRIGHT,
President & Chief Executive Officer

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated May 9, 2008 by the Offeror to purchase all of the issued and outstanding Common Shares, other than Common Shares owned by the Offeror or its affiliates.  The terms and conditions of the Offer are incorporated into and form part of this Circular.  Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights.  Terms defined in the Offer and used in this Circular have the meanings given to them in the Offer unless the context otherwise requires.  Schedule “A” to this Circular is incorporated into and forms part of this Circular.

Unless otherwise indicated, the information concerning Frontier contained in the Offer and this Circular has been taken from, or based upon, publicly available documents and records on file with Canadian securities administrators, stock exchanges and other public sources.  Although Eldorado has no actual knowledge that would indicate that any statements contained herein and taken from or based on such documents and records are untrue or incomplete, none of Eldorado or its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for any failure by Frontier to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Eldorado.

1.                                      Eldorado

Eldorado is an emerging mid-tier gold producer principally engaged in the operation, acquisition and development of, and exploration for, gold producing properties and assets.  At present, Eldorado operates two gold mines – Kisladag in Turkey and Tanjianshan in China – and is developing mining projects and exploring for gold in Brazil, Turkey and China.  Eldorado’s Common Shares are listed on the TSX (symbol: ELD) and AMEX (symbol: EGO).

Eldorado is a corporation amalgamated under the laws of Canada and has its principal office at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.  Eldorado’s telephone number is 604-687-4018 and website is www.eldoradogold.com.  The information contained in Eldorado’s website is not incorporated by reference in this Offer or Circular.

For further information regarding Eldorado, refer to Eldorado’s filings with the Canadian securities regulatory authorities which may be obtained through SEDAR at www.sedar.com or Eldorado’s filings with the SEC which are available at the SEC’s website at www.sec.gov.

2.                                      Frontier

Frontier’s public disclosure indicates that it is a mining company engaged in the mining and exploration for, and development of gold and uranium deposits in Greece, Peru and Columbia.  Through its subsidiaries, Frontier owns the Perama Hill Gold Project in northeastern Greece.  Frontier also holds interests in the Macusani Uranium concession in southeastern Peru and the Taraira Gold concession in southeastern Columbia.

Frontier is a corporation organized under the laws of British Columbia and has its principal office at Suite 875-555 Burrard Street, Box 205, Bentall Two Centre, Vancouver, British Columbia, Canada, V7X 1M8.  Frontier’s telephone number is 604-717-6488 and its website is www.frontierpacific.com.  Information contained in Frontier’s website is not incorporated by reference in this Offer or Circular.

Dundee is Frontier’s largest shareholder and owns a total of 41,942,800 Common Shares, or approximately 25.5% of the outstanding Common Shares.  Dundee has entered into the Lock-Up Agreement with Eldorado pursuant to which Dundee has agreed to validly tender its Common Shares in acceptance of the Offer, subject to certain conditions.  In the Lock-Up Agreement, Dundee has also provided certain other covenants in favor of Eldorado.  In particular, Dundee has agreed that during the term of the Lock-Up Agreement it will not solicit, encourage or initiate any inquiry or the making of any Offer concerning an Acquisition Proposal.

For further information regarding Frontier, refer to the Frontier’s filings with the Canadian securities regulatory authorities which may be obtained through SEDAR at www.sedar.com.

3.                                      Background to the Offer and Plans for Frontier

Eldorado’s management regularly reviews the activities of other gold exploration and mining companies for the purpose of identifying and investigating prospective assets that would be complementary to, and consistent with, Eldorado’s strategic plan.  During the first quarter of 2006, Eldorado identified Frontier’s Perama Hill project as a potential target of interest and began an overview due diligence process on Frontier, based on public information.

In late March 2006, Mr. Paul N. Wright, President and Chief Executive Officer of Eldorado, approached Mr. Peter F. Tegart, President and Chief Executive Officer of Frontier, to discuss a possible business combination between Eldorado and Frontier (a “Business Combination”).  Mr. Tegart indicated that he was open to investigating the concept and to permitting Eldorado to undertake a review of Frontier’s assets.

Between April 1, 2006 and April 18, 2006, Mr. Wright and Mr. Tegart continued to engage in periodic discussion regarding a possible Business Combination.

In July 2006, Eldorado initiated a more detailed internal review of the assets of Frontier, based on publicly available information.  In addition, Eldorado requested that Macquarie begin an independent financial review, based on publicly available information, of a potential Business Combination.  At this time, Eldorado also engaged Borden Ladner Gervais LLP to consider the legal implications of a possible Business Combination.

In October 2006, Mr. Wright presented a proposal to Mr. Tegart pursuant to which Eldorado would purchase the Perama Hill project from Frontier for Cdn.$60 million.  Mr. Tegart declined the proposal and indicated that Frontier was not interested in pursuing a Business Combination.  Later that October, Mr. Wright again approached Mr. Tegart with an enhanced offer pursuant to which Eldorado would purchase all of the outstanding Common Shares at a 40% premium to their then current trading price and Frontier’s Peruvian assets, including the Macusani uranium project, would be spun out into a new company, the shares of which would be distributed to Shareholders.  This offer also was dismissed by Mr. Tegart.

Later that same October, Mr. Wright approached Mr. Jonathan Goodman, a director of Frontier and the President and Chief Executive Officer of Dundee, Frontier’s largest shareholder, about the possibility of Dundee either selling or entering into a lock-up arrangement with Eldorado in respect of Dundee’s ownership of Common Shares.  Mr. Goodman indicated that, while he understood the merits of a proposed Business Combination, Dundee was not interested in such an arrangement at that time.

At this point in time, Eldorado ceased its pursuit of a Business Combination with Frontier.

In September 2007, Mr. Wright again met with Mr. Goodman and discussed Dundee’s ownership of Common Shares.  Mr. Goodman indicated that Dundee would now support discussions taking place between Eldorado and Frontier concerning a possible Business Combination.

On October 2, 2007, Mr. Wright met separately with both Mr. Tegart and Mr. Goodman to discuss a possible Business Combination.

On October 4, 2007, Mr. Wright, members of Eldorado’s management team and a partner with Borden Ladner Gervais LLP met with Mr. Tegart and a partner with Frontier’s legal advisors, Blake, Cassells & Graydon LLP.  Mr. Wright canvassed Mr. Tegart’s interest regarding entering into a confidentiality agreement in order to explore the process required to advance a potential Business Combination.  On October 5, 2007, Eldorado provided a draft confidentiality agreement to Frontier.  On October 12, 2007, Eldorado and Frontier entered into a confidentiality agreement with an expiry date of October 31, 2007.  On the same date, Eldorado and Dundee entered into an exclusivity agreement, pursuant to which Dundee agreed not to, directly or indirectly, solicit, encourage or initiate any enquiry or the making of any offer concerning an Acquisition Proposal, or, directly or indirectly, sell or otherwise dispose of any of its Common Shares or enter into any agreement, arrangement or understanding in connection therewith prior to the exclusivity agreement’s expiry date of November 15, 2007, to encourage Eldorado to commit additional time and effort to assess a potential Business Combination between Eldorado and Frontier.

On October 15, 2007, Mr. Wright sent a letter to Mr. Tegart setting forth a non-binding expression of interest regarding a Business Combination pursuant to which Eldorado proposed to acquire all of the outstanding Common Shares at a price of Cdn.$0.82 per Common Share.  This represented a 41% premium to the 20 day volume weighted average share price of the Common Shares on the TSX-V as at October 14, 2007.  The purchase price under this proposal would be paid by an exchange of Eldorado Common Shares for Common Shares either by way of a take-over bid under Canadian provincial securities laws or a statutory amalgamation or arrangement under the BCBCA.  The proposal was subject to Dundee and all of Frontier’s directors and senior officers (along with their associates and affiliates) entering into lock-up agreements satisfactory to Eldorado and Eldorado conducting and completing due diligence on Frontier to its satisfaction.  Eldorado indicated that it expected to be able to complete its due diligence within a 21 day period.

During the period from October 17, 2007 to October 25, 2007, Eldorado understands that the board of directors of Frontier met to discuss Eldorado’s expression of interest on at least four occasions.  At this time, Frontier appointed Westwind Partners Inc. (“Westwind”) to act as its financial advisors in respect of a possible Business Combination.

On October 22, 2007, Dr. Hugh Morris, non-Executive chairman of Eldorado met with Dr. Stewart Blusson, a director and a principal shareholder of Frontier, to discuss the merits of the proposed Business Combination.  The next day Dr. Morris, Dr. Blusson, and Mr. Wright met to again discuss the merits of the proposed Business Combination.

During the period from October 15, 2007 to November 1, 2007, representatives of Macquarie and Westwind met on several occasions by telephone to discuss the proposed Business Combination.  As well, representatives of Borden Ladner Gervais LLP and Blake Cassels and Graydon LLP exchanged email correspondence regarding the terms of a longer term and more detailed confidentiality agreement under which Eldorado would conduct due diligence on Frontier.

On October 31, 2007, the confidentiality agreement between Eldorado and Frontier expired, as agreement could not be reached on the terms under which Eldorado could gain necessary access to conduct due diligence on Frontier.  Accordingly, on November 11, 2007, Eldorado engaged counsel in Greece to commence due diligence independent of Frontier regarding the permitting requirements of Perama Hill as well as any regulatory and consent issues that might arise in respect of a Business Combination.  No further contact between Eldorado and Frontier occurred until April 2008.

On March 7, 2008, management of Eldorado met to discuss the status of its independent due diligence investigations regarding Frontier and the permitting requirements of Perama Hill and determined that it would be appropriate to again approach Frontier and certain of its Shareholders in order to pursue a Business Combination.

Accordingly, later in March 2008, Mr. Wright contacted Mr. Goodman regarding Dundee’s ownership of Common Shares.  During this discussion and subsequent discussions which occurred in March, 2008 through April 18, 2008, Mr. Goodman indicated to Mr. Wright that Dundee would support continued discussions taking place between Eldorado and Frontier regarding a possible Business Combination and, in the absence of agreement between Eldorado and Frontier, Dundee would be amenable to entering into a lock-up agreement with Eldorado in respect of an offer to purchase all of the Common Shares at a price of not less than Cdn.$0.90 payable in Eldorado Common Shares.

On March 25, 2008, the board of directors of Eldorado approved management’s request to conduct additional independent technical and legal due diligence on Frontier and the permitting requirements of Perama Hill and to prepare a revised Business Combination proposal.

On Friday, April 18, 2008, Eldorado formally engaged Macquarie as financial advisor in respect of a business combination with Frontier.

On the afternoon of Friday, April 18, 2008, the board of directors of Eldorado received an update from management and its financial and legal advisors regarding discussions with Dundee and a revised Business Combination proposal.  The board of directors of Eldorado authorized management to approach Frontier in respect of a proposed Business Combination, under which Eldorado would offer to purchase all of the Common Shares on the basis of 0.122 Eldorado Common Shares and Cdn.$0.0001 in cash for each Common Share.  The proposal would not be subject to due diligence.  Failing agreement between Eldorado and Frontier on this proposal, the board authorized management to enter into a lock-up agreement with Dundee and to publicly announce Eldorado’s intention to make the Offer.

Later on the afternoon of Friday, April 18, 2008, Mr. Wright personally delivered a letter to Mr. Tegart indicating the terms of the Offer to acquire all of the issued and outstanding Common Shares.  Mr. Wright indicated that his management team and advisors were available to discuss this Offer at any time over the weekend and requested a response by 5:00 pm (Vancouver time) on Sunday, April 20, 2008.  Mr. Tegart responded that Frontier’s board of directors would consider the Offer along with its advisors.

On the morning of Saturday, April 19, 2008, Mr. Goodman resigned as a director of Frontier.

On the afternoon of Sunday, April 20, 2008, Mr. Wright received a letter from Frontier addressed to the board of directors of Eldorado indicating, among other things, that Frontier’s board of directors had reviewed the Offer and had determined that the consideration offered did not represent fair value for Shareholders.  During that same afternoon of Sunday, April 20, 2008, Eldorado and Dundee entered into the Lock-Up Agreement in respect of Dundee’s entire shareholdings in Frontier.  Later in the evening of April 20, 2008, Eldorado sent to Frontier a letter reiterating Eldorado’s belief that the Offer Consideration provides a fair and meaningful premium to Shareholders and disclosing that the Lock-Up Agreement between Eldorado and Dundee had been executed.

On April 21, 2008, prior to the opening of trading on the TSX and TSX-V, Eldorado announced its intention to make the Offer.

4.                                      Strategic Rationale

The Offeror believes that the proposed business combination between Eldorado and Frontier presents an attractive opportunity to enhance an emerging mid-tier gold producer and accelerate its growth strategy.

If the Offer is successful and the Offeror acquires 100% of the issued and outstanding Common Shares, the Combined Company will have a strengthened competitive position in the Aegean Region.  There are numerous benefits which are anticipated to result from the business combination and therefore enhance overall shareholder value for the Combined Company:

•                                        A substantial premium to Frontier’s pre-announcement Common Share price.  The Offer represents a premium of 28.6%, based on the closing prices of the Eldorado Common Shares on the TSX and the Common Shares on TSX-V on April 18, 2008 and a premium of 35.5% based on the volume-weighted average prices of Eldorado Common Shares and Common Shares for the ten trading days ended April 18, 2008.

•                                        Significantly enhanced liquidity for Shareholders in the form of the Eldorado Common Shares.  Eldorado Common Shares are listed on both the TSX and the AMEX and as at April 18, 2008, had a market capitalization of Cdn.$2.5 billion, as compared to the market capitalization of Frontier of Cdn.$115 million.  Eldorado’s combined average daily trading volume on the TSX and the AMEX has been approximately 4.98 million Eldorado Common Shares per day over the 12 months ended April 18, 2008, having an approximate aggregate average daily value of $29.8 million, as compared to an average daily trading volume of approximately 146,000 Common Shares per day for Frontier, having an approximate aggregate average daily value of Cdn.$100,000.

•                                        Significantly improved market presence and mining analyst coverage. If the Offer is successful holders of Common Shares would gain equity research coverage from 20 investment dealers compared with the single equity analyst providing research coverage of Frontier prior to April 18, 2008.

•                                        Reduced influence of the existing “market overhang” from significant Frontier Shareholders.  The Offer represents an opportunity to significantly broaden and diversify Frontier’s shareholder base.  Two Shareholders currently hold approximately 39.8% of Frontier’s stock.  The potential that these Shareholders may sell their Common Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Common Shares in the public market, could adversely affect the market price of the Common Shares.  In the Combined Company, however, these Shareholders’ ownership will be reduced to approximately 2.2%, representing a significant proportionate reduction in “market overhang”.

•                                        Participation in a high quality, high growth gold producer.  Successful completion of the Offer will give Shareholders exposure to Eldorado, which is an emerging mid-tier gold producer.  Eldorado has two high quality, high margin gold mines currently generating significant free cash flow with a substantial near-term organic growth profile including two new mine development projects currently underway in Brazil and Turkey.

•                                        Continued participation in development of Perama Hill.  Shareholders will continue to participate in any increase in value of Perama Hill by holding Eldorado Common Shares.  Shareholders will hold approximately 5.6% of the outstanding Eldorado Common Shares following the successful completion of the Offer and Second Step Transaction.

•                                        Opportunity to enhance and accelerate development of Perama Hill through a dedicated team with a proven track record of successfully permitting, developing and operating mines.  In the past two years, Eldorado has successfully commissioned two operating gold mines (Kisladag in Turkey and Tanjianshan in China) in challenging jurisdictions, in a cost effective and timely manner.  As an operating and development philosophy, Eldorado is a company focussed on active and long-term country commitment including developing relations with local populations, government and other in-country stakeholders to ensure sustainable mining development and operations.

•                                        Elimination of existing “single project” risk through exposure to Eldorado’s portfolio of high quality producing mines and near-term development projects.  The Combined Company will mitigate Shareholder risk associated with Frontier’s reliance on Perama Hill and provide Shareholders with exposure to Eldorado’s two current operating mines (Kisladag and Tanjianshan), two near-term development projects (Vila Nova and Efemcukuru) and highly prospective land positions near Eldorado’s portfolio of assets.

•                                        Reduced development risks at Perama Hill. Mine development and construction is risky and uncertain.  Frontier has never put a mine into production and would need to recruit a technically capable mine development team.  Frontier could have difficulty in attracting such a team due to the current shortage of available qualified people. Eldorado has the experience and technical ability, as demonstrated by the recent construction of the Kisladag mine in Turkey and the Tanjianshan Mine in China, to put Perama Hill into production.  As a result, Shareholders will no longer be exposed to the development risks inherent in a junior company constructing a mine.

•                                        Significant Permitting and Regulatory Matters yet to be addressed at Perama Hill.  Eldorado believes that significant permitting and regulatory work remains going forward in order to bring Perama Hill into production.  To date, the Environmental Impact Study (“EIS”) for Perama Hill, which was completed in September 2005, has not received the necessary approval by a Joint Ministerial Resolution (“JMR”) issued by the Joint Ministerial Counsel comprised of the Ministries of Environment, Agriculture, Culture, Development and Health.  Approval of the EIS is dependant on a JMR accepting Environmental Terms of Reference (“ETR”) for Perama Hill drafted by the Ministry of Environment.  Any JMR approving the ETR, however, will face a public comment process and may be subject to potentially lengthy challenges before the courts of Greece.  Only following the outcome of any court procedures and acceptance of the ETR by a JMR, can detailed engineering be initiated to support individual applications for the substantial number of permits needed for development of Perama Hill.  Success in permitting Perama Hill will turn, in large part, upon political and social acceptance of the project within the local community.  Eldorado’s recent experience in permitting and regulatory matters, responding to court challenges and fostering broad community support in relation to its operating Kisladag mine in Turkey will be invaluable in successfully negotiating the Greek permitting and regulatory regime.

•                                        Strong cash position and balance sheet. Based on the unaudited pro forma financial statements of both companies as at December 31, 2007, the Combined Company would have a pro forma net cash and short-term investments position of approximately $99.5 million as at March 31, 2008 and no debt (taking into account Eldorado’s offsetting restricted cash).  The Combined Company will have the ability to finance the exploration and development of its development project pipeline without the need to raise capital to fund development of Perama Hill.

•                                        Increased financial strength, positive cash flow from current gold production and improved access to capital. Eldorado is forecasting 2008 gold production of 300,000 ounces at a cash cost of US$246 per ounce of gold.  Investment analysts’ consensus estimated cash flow for Eldorado for 2008 is approximately US$153 million.

•                                        The financial platform and flexibility to bring the Perama Hill Project into production with no additional dilution to Frontier’s current Shareholders.  During the entire period of development and construction of Perama Hill, Frontier would have no revenues and would depend entirely on the proceeds raised from debt and equity financings, which may or may not be available to it on reasonable terms. A successful Offer will provide the funds that are required to finance Perama Hill, eliminating the substantial dilution to Shareholders that would be required if Frontier financed the project on a standalone basis.

•                                        Availability of financial and technical resources to manage the Perama Hill project through the inevitable challenges associated with mine development, construction and operations. With a substantially larger and more diversified asset base, cash flow from operating mines, a first class proven mining development team and greater financial resources than Frontier, Eldorado is better positioned to advance Perama Hill through mine development, construction and operations.  Eldorado believes that Frontier’s estimated initial capital cost of $90.9 million for Perama Hill stated in its pre-feasibility study and subsequent disclosure may be understated as a result of general increases in materials and construction costs, in an environment where a large number of mining companies have recently incurred significant cost overruns.  The material risk that the actual capital costs necessary to develop Perama Hill will be significantly above Frontier’s estimates highlights the need for an experienced and well financed development team on this project.

•                                        Opportunities for operational and administrative synergies, particularly between Eldorado’s two gold properties in Turkey and Frontier’s Perama Hill project in neighbouring Greece.  Eldorado believes that there are opportunities for Eldorado and Frontier to optimize infrastructure in the Aegean region, where both companies have operations.  Strategically, the Combined Company also will have the scope, scale and financial strength to identify and act in an expeditious manner on opportunities that arise within the Aegean region and elsewhere.

5.                                      Purpose of the Offer

The purpose of the Offer is to enable Eldorado to acquire all of the Common Shares other than the Common Shares owned by Eldorado and its affiliates.  If, within four months after the date of this Offer, the Offeror takes up and pays for Common Shares validly deposited under the Offer and acquires at least 90% of the issued and outstanding Common Shares, other than Common shares held at the date of the Offer by, or by a nominee for,

Eldorado or its affiliates, the Offeror intends, subject to compliance with all applicable Laws, to acquire the remaining Common Shares pursuant to a Compulsory Acquisition.  If the Offeror takes up and pays for Common Shares validly deposited under the Offer, but is not entitled to effect a Compulsory Acquisition, the Offeror intends to acquire, directly or indirectly, all of the remaining Common Shares pursuant to a Subsequent Acquisition Transaction.  If the Minimum Tender Condition is satisfied, the Offeror will own sufficient Common Shares to effect such Subsequent Acquisition Transaction.

If permitted by applicable law and TSX-V requirements, subsequent to the completion of the Offer and any Second-Step Transaction, Eldorado intends to delist or request to delist the Common Shares from the TSX-V and to cause Frontier to cease to be a reporting issuer under the securities laws of each province of Canada in which it is currently a reporting issuer and to cease to have public reporting obligations in any other jurisdiction where it currently has such obligations. See “Effect of the Offer on Market and Listings” in Section 14 of the Circular.

6.             Business Combination Risks

The combination of Eldorado with Frontier is subject to certain risks, including the following:

The Eldorado Common Shares issued in connection with the Offer may have a market value different than expected.

Eldorado is offering to purchase Common Shares on the basis of 0.1220 Eldorado Common Shares and Cdn.$0.0001 in cash for each Common Share. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Eldorado Common Shares, the market values of the Eldorado Common Shares and the Common Shares at the time of the take-up of Common Shares under the Offer may vary significantly from the values at the date of the Offer and Circular or the date that Shareholders tender their Common Shares. If the market price of Eldorado Common Shares declines, the value of the consideration received by Shareholders will decline as well. Variations in the price of Eldorado Common Shares may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Eldorado, regulatory considerations, general market and economic conditions, gold price changes and other factors over which Eldorado has no control.

Eldorado has not verified the reliability of the information regarding Frontier included in, or which may have been omitted from, the Offer and Circular.

All historical information regarding Frontier contained in the Offer and Circular, including all Frontier financial information and all pro forma financial information reflecting the pro forma effects of a combination of Frontier and Eldorado, has been derived from Frontier’s publicly available information. Although Eldorado has no reason to doubt the accuracy or completeness of Frontier’s publicly disclosed information, any inaccuracy or material omission in Frontier’s publicly available information, including the information about or relating to Frontier contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans of the Combined Company and its results of operations and financial condition.

Change of control provisions in Frontier’s agreements triggered upon the acquisition of Frontier may lead to adverse consequences.

Frontier may be a party to agreements that contain change of control provisions that may be triggered following completion of the Offer, since the Offeror will hold Common Shares representing a majority of the voting rights of Frontier if the Minimum Tender Condition is met and the remaining conditions of the Offer are otherwise satisfied or waived and Eldorado takes up and pays for Common Shares validly deposited pursuant to the Offer.  The operation of change of control provisions, if any and if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Frontier’s results of operations and financial condition. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the Combined Company.

The integration of Eldorado and Frontier may not occur as planned.

The Offer is being made with the expectation that its successful completion and a subsequent combination of Frontier with Eldorado will result in increased earnings and cost savings for the Combined Company. This expectation is based on presumed synergies from consolidation and enhanced growth opportunities of the Combined Company. These anticipated benefits will depend in part on whether the operations, systems, management and cultures of each of Frontier and Eldorado can be integrated in an efficient and effective manner, the timing and manner of completion of a Second-Step Transaction and whether the expected bases or sources of synergies do in fact produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the Combined Company have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the Combined Company, or that the integration of the two companies’ operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs. In addition, synergies assume certain long-term realized gold prices. If actual prices were below such assumed prices, that could adversely affect the synergies to be realized.

The market and listing for Common Shares may be affected.

The purchase of any Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Common Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Common Shares held by the public. After the purchase of the Common Shares under the Offer, it may be possible for Frontier to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province of Canada or in the United States or any other jurisdiction in which it has an insignificant number of shareholders.

The rules and regulations of the TSX-V establish certain criteria that, if not met, could lead to the delisting of the Common Shares from the TSX-V.  Among such criteria are the number of shareholders, the number of shares publicly held and the aggregate market value of the shares publicly held. Depending on the number of Common Shares purchased pursuant to the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX-V.  If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares. Eldorado intends to cause Frontier to apply to delist the Common Shares from the TSX-V as soon as practicable after the completion of the Offer or any Second-Step Transaction.

After the consummation of the Offer, Frontier would become a majority-owned subsidiary of Eldorado and Eldorado’s interests could differ from that of the Shareholders.

After the consummation of the Offer, Eldorado would have the power to elect the directors, appoint new management, or approve certain actions requiring the approval of Shareholders, including adopting certain amendments to Frontier’s constating documents and approving mergers or sales of Frontier’s assets. In particular, after the consummation of the Offer, the Offeror intends to exercise its statutory right, if available, to acquire all of the Common Shares not deposited pursuant to the Offer or, if such statutory right of acquisition is not available or the Offeror elects not to pursue such a right of acquisition, to integrate Frontier and Eldorado, by amalgamation, statutory arrangement or other transaction for the purpose of enabling the Offeror or its affiliates to acquire all Common Shares not acquired pursuant to the Offer. In any of these contexts, Eldorado’s interests with respect to Frontier may differ from those of any remaining minority Shareholders who do not deposit their Common Shares.

The Offer is conditional upon, among other things, the receipt of consents and approvals from government entities that could delay completion of the Offer or impose conditions that could result in an adverse effect on the business or financial condition of Eldorado.

The Offer is conditional upon, among other things, all approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions of any Governmental Entity having jurisdiction in Canada, Greece, Peru, Columbia and the United States that are, in the Offeror’s reasonable discretion, necessary or advisable to complete the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction having been obtained or, in the case of waiting or suspensory periods, having expired or terminated.  A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, financial condition or results of operations of Eldorado.

Eldorado is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates, and if the business combination is successful, Eldorado may be exposed to increased environmental costs and liabilities given the operations of Frontier.

Each of Eldorado and Frontier is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Eldorado has established reserves for environmental remediation activities and liabilities. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, and the potential liability of each of Eldorado and Frontier to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on the Combined Company’s financial position and results of operations.

Eldorado may not realize the benefits of the Combined Company’s new projects.

As part of its strategy, Eldorado will continue its efforts to develop new projects and will have an expanded portfolio of such projects as a result of the combination with Frontier. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

Eldorado may be subject to significant permitting and completion risks and capital cost increases associated with its expanded operations and its expanded portfolio of projects.

If there are significant delays in the permitting or completion of projects and when they commence producing on a commercial and consistent scale, and/or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on the Combined Company’s results of operations, cash flow from operations and financial condition.

Eldorado believes that significant permitting and regulatory work remains going forward in order to bring Perama Hill into production.  To date, the EIS for Perama Hill, which was completed in September 2005, has not received the necessary approval by a JMR issued by the Joint Ministerial Counsel comprised of the Ministries of Environment, Agriculture, Culture, Development and Health.  Approval of the EIS is dependant on a JMR accepting an ETR drafted by the Ministry of Environment.  Any JMR approving the ETR, however, will face a public comment process and may be subject to potentially lengthy challenges before the courts of Greece.  Only following the outcome of any court procedures and acceptance of the ETR by the JMR, can detailed engineering be initiated to support individual applications for the substantial number of permits needed for development of Perama Hill.  Success in permitting Perama Hill will turn, in large part, upon political and social acceptance of the project within the local community.  Although Eldorado has recent experience in permitting and regulatory matters, responding to court challenges and fostering broad community support in relation to its operating Kisladag mine in Turkey, there can be no assurance that permitting for the development of Perama Hill will be concluded without intractable delays.

Eldorado also believes that Frontier’s estimated initial capital cost of $90.9 million for Perama Hill stated in its pre-feasibility study and subsequent disclosure may be understated as a result of general increases in materials and constructions costs, in an environment where a large number of mining companies have recently incurred significant cost overruns.  There is, therefore, a material risk that the actual capital costs necessary to develop Perama Hill will be significantly above Frontier’s estimates.  There can be no assurance that any such capital cost overruns will not have a significant adverse affect on the Combined Company.

The issuance of a significant number of Eldorado Common Shares and a resulting “market overhang” could adversely affect the market price of Eldorado Common Shares after the take-up of Common Shares under the Offer.

If all of the Common Shares are tendered to the Offer, a significant number of additional Eldorado Common Shares will be available for trading in the public market. The increase in the number of Eldorado Common Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Eldorado Common Shares.  Moreover, in the event that any Shareholder holding a significant percentage of Common Shares tenders its Shares to the Offer in exchange for Eldorado Common Shares, such Shareholder may hold a significant percentage of Eldorado Common Shares after such take-up. The potential that such a Shareholder may sell its Eldorado Common Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Eldorado Common Shares in the public market, could adversely affect the market price of the Eldorado Common Shares.

7.                                      Summary Historical And Unaudited Pro Forma Consolidated Financial Information

The tables set out below include a summary of: (i) Eldorado’s historical consolidated financial information for the years ended December 31, 2007 and 2006 and for the three months ended March 31, 2008; and (ii) unaudited pro forma consolidated financial information for Eldorado for the three months period ended March 31, 2008 and for the year ended December 31, 2007.  The historical financial information for the years ended December 31, 2007 and 2006 has been derived from Eldorado’s audited consolidated financial statements. The historical information for the three months ended March 31, 2008 has been derived from Eldorado’s unaudited consolidated interim financial statements as at March 31, 2008.  The unaudited pro forma consolidated financial information for Eldorado has been derived from: (i) the unaudited interim consolidated financial statements of Eldorado as at March 31, 2008; (ii) the audited consolidated financial statements of Eldorado as at December 31, 2007; and (iii) the audited consolidated financial statements of Frontier for the year ended December 31, 2007, and such other supplementary information as was available to Eldorado and considered necessary to give pro forma effect to the acquisition of Frontier by Eldorado.

The summary unaudited pro forma consolidated financial information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Eldorado and the accompanying notes thereto included in the Circular. The unaudited pro forma consolidated balance sheet for Eldorado gives effect to the proposed acquisition of Frontier as if it had occurred as at March 31, 2008 and the unaudited pro forma consolidated statements of operations give effect to the proposed acquisition of Frontier as if it had occurred as at January 1, 2007.  In preparing the unaudited pro forma consolidated financial information, management of Eldorado has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial information.  The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Eldorado and Frontier due to the limited publicly available information. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma financial information. The unaudited pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Eldorado and accompanying notes included in Schedule “A” to the Offer and Circular.

Summary of Historical and Unaudited Pro Forma Financial Information of Eldorado

				Pro Forma
	Three months ended March 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006	Three months ended March 31, 2008	Year ended December 31, 2007
	(in thousands of US dollars, except per share amounts)	(in thousands of US dollars, except per share amounts)	(in thousands of US dollars, except per share amounts)	(in thousands of US dollars, except per share amounts)	(in thousands of US dollars, except per share amounts)
Consolidated Statement of operations
Revenue	$72,519	$188,699	$84,689	$72,850	$189,463
Income before taxes	26,728	57,505	3,889	26,644	56,351
Net income	20,737	35,421	3,300	17,095	31,017
Net income per share – basic	0.06	0.10	0.01	0.05	0.09
Net income per share – diluted	0.06	0.10	0.01	0.05	0.08
Consolidated Balance Sheet
Assets	630,746	591,742	527,020	828,618	n/a
Liabilities	156,481	142,563	131,115	200,708	n/a
Shareholders equity	474,265	449,179	395,905	627,910	n/a

8.                                      Certain Information Concerning Eldorado and the Eldorado Common Shares

Authorized, Issued and Outstanding Share Capital

The authorized share capital of Eldorado consists of an unlimited number of common shares without par value and an unlimited number of convertible non-voting shares (“Non-Voting Shares”).  As of April 30, 2008, there were 344,921,985 Eldorado Common Shares issued and outstanding and nil Non-Voting Shares issued and outstanding.  As of April 30, 2008, options to acquire an aggregate of 10,318,834 Eldorado Common Shares were outstanding.

The holders of Eldorado Common Shares are entitled to: (i) one vote per common share at all meetings of shareholders; (ii) receive dividends as and when declared by the directors of Eldorado; and (iii) receive a pro rata share of the assets of Eldorado available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of Eldorado. There are no pre-emptive, conversion or redemption rights attached to the Eldorado Common Shares.

If Non-Voting Shares were outstanding, holders would be entitled to participate equally with holders of Eldorado Common Shares with respect to dividend payment and asset distribution resulting from a liquidation, dissolution or winding-up of Eldorado.  Holders of Non-Voting Shares would be entitled to receive notice of and to attend all meetings of Eldorado shareholders, but (except as required by law) they would not be entitled to vote at any such meeting.  Holders of Non-Voting Shares would not be able to vote as a separate class but would have one vote for each share on a proposal to amend the articles to increase or decrease any maximum number of authorized Non-Voting Shares or increase any maximum number of authorized shares having rights or privileges equal or superior to the Non-Voting Shares, effect an exchange, reclassification or cancellation of all or part of Non-Voting Shares, or create a new class of shares equal or superior to the Non-Voting Shares.  Each issued Non-Voting Share would at any time be convertible at the option of the holder into one Eldorado Common Share, provided that no such conversion could occur, if on the date of the conversion and after giving effect to the conversion, the holder and its affiliates would beneficially own 40 percent or more of the issued and outstanding Eldorado Common Shares.

The following table sets forth the number of currently outstanding Eldorado Common Shares and the number expected to be outstanding upon completion of the Offer, based on certain assumptions.

Eldorado Common Shares

As at April 30, 2008	344,921,985
Issue on acquisition (1)	20,637,136
As at April 30, 2008 after giving effect to the acquisition	365,559,121

(1)          Assumes there are 159,695,854 Common Shares outstanding net of 4,871,300 Common Shares already owned by Eldorado and that all 9,395,000 Options outstanding are exercised at the time of the transaction.

Consolidated Capitalization

The following table sets forth Eldorado’s consolidated capitalization as at April 30, 2008, adjusted to give effect to the material changes in the share of Eldorado since December 31, 2007, the date of Eldorado’s most recent audited consolidated financial statements, and further adjusted to give effect to the Offer. The table should be read in conjunction with the audited consolidated financial statements of Eldorado as at and for the year ended December 31, 2007, including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Offer and Circular.

	As at December 31, 2007	As at April 30, 2008 after giving effect to options exercised during the period	As at April 30, 2008 after giving effect to the completion of the acquisition
	(in thousand of dollars)	(in thousand of dollars)	(in thousand of dollars)

Common shares	753,058	756,184	911,252
	(344,208,540 common shares)	(344,921,985 common shares)	(365,959,121 common shares)

Dividend and Dividend Policy

Eldorado has not, since the date of its incorporation, declared or paid any dividends on its Eldorado Common Shares and does not currently intend to pay dividends. Earnings will be retained to finance further exploration and development. Currently there are no restrictions with respect to Eldorado’s present or future ability to declare or pay dividends.

Price Range and Trading Volumes of the Eldorado Common Shares

The principal markets on which the Eldorado Common Shares trade are the TSX and AMEX.  The following tables set forth, for the periods indicated, the reported high and low quotations and the aggregate volume of trading of the Eldorado Common Shares on the TSX and AMEX.

	TSX			AMEX
Period	High	Low	Volume	High	Low	Volume
	(CDN$)	(CDN$)		($)	($)

2007
January	6.84	5.75	64,105,500	5.81	4.76	23,314,200
February	7.60	6.69	77,808,600	6.55	5.47	29,304,600
March	7.30	6.30	40,967,400	6.30	5.30	27,615,800
April	7.35	6.41	57,137,400	6.50	5.70	26,353,400
May	6.97	5.84	56,809,500	6.29	5.40	29,040,400
June	6.53	5.88	57,247,900	6.15	5.52	24,141,500
July	7.50	4.53	134,177,100	7.16	4.26	51,255,800
August	5.75	3.79	65,963,500	5.45	3.25	35,777,500
September	6.21	5.25	73,246,200	6.24	5.00	26,934,700

	TSX			AMEX
Period	High	Low	Volume	High	Low	Volume
	(CDN$)	(CDN$)		($)	($)

October	6.85	5.82	78,138,900	7.06	5.81	38,790,300
November	6.50	5.30	68,813,800	6.93	5.31	31,078,500
December	6.07	5.17	26,919,900	6.12	5.13	18,748,400
2008
January	7.12	5.64	79,609,300	7.00	5.50	35,295,900
February	6.91	5.67	60,562,100	7.03	5.89	28,414,900
March	7.63	6.23	96,628,400	7.08	6.21	54,831,700
April	7.76	6.44	40,653,700	7.76	6.40	37,128,200
May 1-6	7.15	6.60	6,598,400	7.12	6.47	5,733,000

The closing price of the Eldorado Common Shares on the TSX and AMEX on April 18, 2008, the last trading day prior to the announcement after the close of market of Eldorado’s intention to make the Offer, was Cdn. $7.38 and $7.43, respectively.

9.                                      Documents Incorporated by Reference

The following documents of Eldorado, filed with the various securities commissions or similar authorities in certain of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of the Offer and Circular:

(a)                                 the annual information form for the year ended December 31, 2007;

(b)                                the management information circular of Eldorado dated March 27, 2008 prepared in connection with the annual meeting of shareholders of Eldorado held on May 1, 2008;

(c)                                 the audited consolidated financial statements of Eldorado and the notes thereto as at December 31, 2007 and 2006 and for each of the years ended December 31, 2007 and 2006, together with the report of the auditors thereon, found at pages 28 through 31 of the 2007 Annual Report of Eldorado;

(d)                                management’s discussion and analysis of financial condition and results of operation dated March 25, 2008, found at pages 14 through 28 of the 2007 Annual Report of Eldorado;

(e)                                 the unaudited interim consolidated financial statements of Eldorado and the notes thereto for the three months ended March 31, 2008 together with the management’s discussions and analysis relating thereto;

(f)                                   the material change report dated January 14, 2008 announcing an update on Eldorado’s 2007 operating results with anticipated 2008 production;

(g)                                the material change report dated February 22, 2008 announcing the Company’s mineral resource and mineral reserve estimates as at December 31, 2007;

(h)                                the material change report dated March 6, 2008 relating to the re-opening of the Kisladag Mine in Western Turkey;

(i)                                    the material change report dated March 17, 2008 announcing that Eldorado has signed a non-binding memorandum of understanding with BHP Billiton regarding the future sale of iron ore from the Vila Nova Iron One Project in Amapa State, Brazil;

(j)            the material change report dated March 27, 2008 announcing the financial results for the year ended December 31, 2007;

(k)           the material change report dated April 3, 2008 providing Eldorado’s update on its first quarter 2008 operating results;

(l)            the material change report dated April 28, 2008 relating to Eldorado’s decision to make the Offer; and

(m)          the material change report dated May 5, 2008 announcing Eldorado’s first quarter 2008 financial and operating results.

Information has been incorporated by reference in the Offer and Circular from documents filed with the securities commissions or similar authorities in Canada. Copies of these documents may be obtained on request without charge from the Corporate Secretary of Eldorado, Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, telephone: 604-601-6655 or may be obtained through the SEDAR website at www.sedar.com.  For the purpose of the Province of Québec, the Circular contains information to be completed by consulting the permanent information record.  A copy of the permanent information record may be obtained from the Corporate Secretary of Eldorado at the above-mentioned address and telephone number.

All material change reports (excluding confidential reports), financial statements (including any report of the auditor, where applicable), management’s discussion and analysis, annual information forms and information circulars filed by Eldorado with securities commissions or similar authorities in the provinces or territories of Canada after the date of the Circular and before the Expiry Time shall be deemed to be incorporated by reference into the Offer and Circular. Other than the announcement of the Offer, Eldorado is not aware of any information that indicates any material change in the affairs of Eldorado since the date of the last published financial statements of Eldorado.

Any statement contained in the Offer and Circular or a document incorporated or deemed to be incorporated by reference in the Offer and Circular shall be deemed to be modified or superseded for purposes of the Offer and Circular to the extent that a statement contained in the Offer and Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Offer and Circular modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of the Offer and Circular, except as so modified or superseded.

Information contained in or otherwise accessed through Eldorado’s website (www.eldoradogold.com), or any other website, does not form part of the Offer and Circular.  All such references to Eldorado’s website are inactive textual references only.

10.                               Ownership of Common Shares

As of the date hereof, Eldorado beneficially owns 4,871,300 Common Shares (or approximately 2.96% of the issued and outstanding Common Shares).  Eldorado and its affiliates do not beneficially own, directly or indirectly, nor do they exercise direction over, or have the right to acquire, any other securities of Frontier.  In addition, other than disclosed below, no director or senior officer of Eldorado or, to the knowledge of the directors and senior officers of Eldorado after reasonable enquiry, no associate of any director or senior officer of Eldorado and no person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Eldorado, owns or has control or direction over any securities of Frontier.  Mr. Paul N. Wright, Eldorado’s President and Chief Executive Officer, acquired, and as of the date of the Offer owns, 100,000 Common Shares.  These Common Shares were purchased on January 28, 2008 at a price of Cdn.$0.74 per Common Share.

There is no person or company acting jointly or in concert with Eldorado in connection with the transactions described in the Offer and this Circular.

11.          Trading in Common Shares

The following table summarizes the trading history of Eldorado and its associates or affiliates with respect to the Common Shares during the twelve months preceding the date hereof:

Date	Common Shares Purchased	Price per Common Share(1)
		($Cdn.)
October 25, 2007	249,800	0.64
October 29, 2007	250,000	0.63
November 12, 2007	108,500	0.62
November 13, 2007	62,000	0.64
November 16, 2007	150,000	0.65
November 21, 2007	166,500	0.65
November 27, 2007	65,000	0.65
November 29, 2007	21,500	0.65
November 30, 2007	10,000	0.65
December 4, 2007	71,500	0.69
December 11, 2007	61,000	0.69
December 12, 2007	13,500	0.69
December 18, 2007	512,000	0.69
January 21, 2008	55,000	0.69
January 25, 2008	1,203,700	0.73
January 28, 2008	1,000,000	0.73
March 26, 2008	211,500	0.70
April 3, 2008	482,500	0.66
April 14, 2008	111,300	0.67
April 17, 2008	66,000	0.67

(1)        The price per common share represents the volume weighted average price paid for the Common Shares purchased through the facilities of the TSX-V on the indicated trading day.

All Common Share acquisitions described above were effected in the normal course through the facilities of the TSX-V.  No broker acting for the Offeror performed services beyond the customary broker’s functions in regard to these purchases.  No broker acting for the Offeror received more than the usual fees or commissions in regard to these purchases than are charged for comparable services performed by the broker in the normal course.  Neither the Offeror nor any person acting for the Offeror solicited or arranged for the solicitation of offers to sell Common Shares in regard to these purchases.  The sellers or any persons acting for the sellers in these purchases not, to the knowledge of the Offeror, solicit or arrange for the solicitation of offers to buy Common Shares in connection with these purchases, subject to the bid.  Other than as described above, no securities of Frontier have been traded during the six month period preceding the date of the Offer by Eldorado, the directors or senior officers of Eldorado or to the knowledge of the directors and senior officers of Eldorado after reasonable enquiry, by any associate or affiliate of Eldorado, any associate of any director or senior officer of Eldorado, or any person or company who beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of any class of equity securities of Eldorado.

12.                               Commitments to Acquire Securities of Frontier; Lock-Up Agreement

No arrangements, agreements, commitments or understandings to acquire any Common Shares have been made by Eldorado, the directors and senior officers of Eldorado or, to the knowledge of the directors and senior officers of Eldorado after reasonable enquiry, by any associate or affiliate of Eldorado, any associate of any director or senior officer of Eldorado, or any person or company who beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of any class of equity securities of Eldorado, except as described below.

On April 20, 2008, Eldorado and Dundee entered into the Lock-Up Agreement.  As of the date of the Lock-Up Agreement, Dundee represented that it beneficially owned or controlled 41,942,800 Common Shares, representing approximately 25.5% of the issued and outstanding Common Shares.  The Lock-Up Agreement sets forth the terms and conditions under which Eldorado agreed to make the Offer and under which Dundee agreed, subject to the terms and conditions of the Lock-Up Agreement, to validly tender its Common Shares in valid acceptance of the Offer.

The following is a summary of the principal terms of the Lock-Up Agreement.  The Lock-Up Agreement contains certain customary representations and warranties of Eldorado and Dundee.

Making the Offer

Pursuant to the Lock-Up Agreement, Eldorado agreed to make the Offer by no later than the close of business on May 9, 2008 on the terms and conditions set forth in the Lock-Up Agreement, which terms are in all material respects set out in Section 1 of the Offer, “The Offer” and Section 4 of the Offer, “Conditions of the Offer”.

Subject to the satisfaction or waiver of the conditions to the Offer, Eldorado also agreed within the time periods required by applicable Canadian provincial securities laws to take up and pay for the Common Shares deposited under the Offer.

Variation of the Offer

Pursuant to the Lock-Up Agreement, Eldorado may, in its sole discretion, modify or waive any term or condition of the Offer; provided that Eldorado shall not, without the prior written consent of Dundee, increase the Minimum Tender Condition, impose additional conditions to the Offer, modify any condition of the Offer in a manner adverse to Dundee or Shareholders generally (which for greater certainty does not include a waiver of a condition), decrease the Offer Consideration per Common Share, decrease the number of Common Shares in respect of which the Offer is made, change the form of Offer Consideration payable under the Offer (other than to increase the total consideration per Common Share and/or add additional consideration or consideration alternatives) or otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to Dundee.

Deposit of Common Shares; Support of the Offer

During the term of the Offer and provided that Eldorado has complied with the terms thereof, Dundee agrees:

(i)            not to sell, assign, transfer, alienate, gift, pledge, option, hedge or enter into derivative transactions in respect of, or otherwise dispose of or encumber, (or agree to do any of the foregoing) any securities of Frontier, including, without limitation, any Common Shares, beneficially owned by Dundee or over which Dundee exercises control or direction, except pursuant to the Offer and except for transfers to an affiliate of Dundee where such affiliate executes an agreement on substantially the same terms as the Lock-Up Agreement or agrees to be bound by the provisions of the Lock-Up Agreement;

(ii)           not to deposit any Common Shares, beneficially owned by Dundee or over which Dundee exercises control or direction, into a voting trust or enter into a voting agreement or arrangement with respect to such Common Shares or grant any proxy with respect thereto;

(iii)          to accept the Offer and validly deposit or cause to be deposited and cause all acts and things to be done to deposit under the Offer, on or before the calendar day prior to the Expiry Date of the Offer, all of the Common Shares beneficially owned by Dundee or over which Dundee exercises control or direction as at the date of the Lock-Up Agreement, together with a duly completed and executed Letter of Transmittal (or other appropriate instrument); and

(iv)          not to withdraw or cause to be withdrawn from the Offer such Common Shares as have been deposited to the Offer, or caused to be deposited to the Offer, by Dundee, unless a “Superior Bid” (as hereinafter defined) is made by a third party.

For the purposes of the Lock-Up Agreement, a “Superior Bid” is any unsolicited bona fide written offer for the Common Shares, any offer concerning any sale of Frontier or any of its material subsidiaries or any of their material properties or assets or any amalgamation, arrangement, merger, business combination, take-over bid, tender or exchange offer, variation of a take-over bid, tender or exchange offer or similar transaction involving Frontier which competes or interferes, by delay or otherwise, with the Offer (an “Acquisition Proposal”) made to the board of directors of Frontier, or directly to the Shareholders or to Dundee: (i) that is made after the date of the Lock-Up Agreement; and (ii) that is in Dundee’s view, acting reasonably, more favourable to Dundee, from a financial point of view, than the consideration per Common Share payable pursuant to the Offer.

Dundee also agrees, from and after the date of the Lock-Up Agreement until the earlier of its termination or the Expiry Time, to cease soliciting, encouraging or initiating any inquiry or the making of any offer concerning an Acquisition Proposal.

Termination of the Lock-Up Agreement

The Lock-Up Agreement may be terminated at any time by mutual consent of Eldorado and Dundee.

Dundee may, without prejudice to any of its rights under the Lock-Up Agreement and in its sole discretion, terminate the Lock-Up Agreement if: (i) Eldorado has not complied in any material respect with its covenants under the Lock-Up Agreement or if any of Eldorado’s representations and warranties under the Lock-Up Agreement are untrue or incorrect in all material respects; (ii) Eldorado has not commenced the bid by not later than the close of business on May 9, 2008; (iii) the terms of the Offer do not conform in all material respects with the description of the Offer as contained in the Lock-Up Agreement; (iv) Eldorado has not taken up and paid for all Common Shares deposited under the Offer in accordance with applicable Canadian provincial securities laws; or (v) Dundee has provided Eldorado notice in writing of a Superior Proposal, at least three Business Days prior to the date on which Dundee proposes to accept or enter into any agreement relating to such Superior Proposal, and three Business Days have elapsed since Eldorado received Dundee’s notice and, if Eldorado has proposed to amend the terms of the Offer, Dundee shall have determined that the Acquisition Proposal is a Superior Proposal compared to the amendment to the terms of the Offer proposed by Eldorado.

If notice of an Acquisition Proposal has been delivered by Dundee to Eldorado, Eldorado has three Business Days from receipt of such notice to propose to amend the terms of the Offer.  Dundee is under an obligation to review any proposed amendments to the Offer in order to determine, acting reasonably, whether the proposal to amend the Offer would result in the Acquisition Proposal no longer being considered a Superior Proposal.

Upon termination of the Lock-Up Agreement, Dundee shall be entitled to withdraw any of the Common Shares it has deposited under the Offer and Eldorado shall not take up any of such Common Shares.

13.          Material Changes and Other Information

Eldorado has no information that has not been publicly disclosed by Frontier that indicates any material change in the affairs of Frontier since the date of the last published financial statements of Frontier.  Eldorado has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.  Except as described in the Offer and

Circular and other than information publicly disclosed by Frontier, the Offeror has no knowledge of any material facts that are likely to affect the value or market price of the securities of Frontier.

14.          Effect of the Offer on Market and Listings

The purchase of Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly as well as the number of Shareholders and, depending on the number of Shareholders depositing Common Shares and the number of Common Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

The rules and regulations of the TSX-V establish certain criteria which, if not met, could lead to the delisting of the Common Shares from the TSX-V.  These criteria include the number of holders of Common Shares and the number and aggregate market value of Common Shares publicly held.  Depending on the number of Common Shares purchased pursuant to the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX-V.  If this were to happen, the Common Shares could be delisted and that could, in turn, adversely affect the market or result in the lack of an established market for the Common Shares.

Depending on the number of Common Shares that are validly deposited under the Offer, the Offeror will effect a Compulsory Acquisition or, if the Offeror is not entitled to effect a Compulsory Acquisition, the Offeror intends to effect a Subsequent Acquisition Transaction.  See Section 17 of this Circular, “Acquisition of Common Shares Not Deposited”.  If a Compulsory Acquisition or a Subsequent Acquisition Transaction is effected, the Common Shares would be delisted from the TSX-V.

15.          Certain Information Concerning the Common Shares

Authorized and Outstanding Capital

The authorized capital of Frontier consists of an unlimited number of Common Shares without nominal or par value.  Based on publicly available information reported by Frontier, the Offeror believes that, as of December 31, 2007, Frontier’s issued and outstanding capital consisted of approximately 164,367,154 Common Shares.

Each Common Share ranks equally with all other Common Shares with respect to dissolution, liquidation or winding up of Frontier and payment of dividends. The holders of Common Shares are entitled to one vote for each Common Share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of Frontier out of funds legally available therefor and to receive pro rata the remaining property of Frontier on dissolution. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Price Range and Trading Volume of the Common Shares

The Common Shares are listed and posted for trading on the TSX-V.  The volume of trading and price ranges of the Common Shares on the TSX-V are set forth in the following table for the periods indicated.

	TSX-V
Period	High	Low	Volume
	(CDN$)	(CDN$)
2007
January	0.83	0.60	9,607,866
February	0.91	0.65	12,133,535
March	0.88	0.73	4,567,614
April	0.80	0.73	6,739,395
May	0.82	0.75	7,784,898
June	0.82	0.75	2,271,841
July	0.85	0.75	1,475,475
August	0.79	0.58	2,384,910
September	0.66	0.53	562,665
October	0.70	0.57	3,429,167
November	0.72	0.63	5,224,636
December	0.76	0.68	1,553,034
2008
January	0.76	0.69	4,258,003
February	0.75	0.66	2,430,669
March	0.74	0.65	2,841,318
April	1.00	0.65	19,448,200
May 1-6	0.94	0.86	434,800

The Offeror first announced its intention to make the Offer on April 21, 2008.  The closing price of the Common Shares on April 18, 2008, the last trading day prior to the announcement of this Offer, was Cdn.$0.70 on the TSX-V.

The offer of 0.1220 Eldorado Common Shares and Cdn.$0.0001 in cash for each Common Share represents a premium of 28.6% over the April 18, 2008 closing price, 35.5% over the volume weighted average trading price of the Common Shares on the TSX-V for the ten trading days ended April 18, 2008.

Prior Distributions and Purchases of Common Shares

Based on publicly available information, the Offeror believes that the following table sets out all distributions and purchases of Common Shares by Frontier (excluding securities purchased or sold pursuant to the exercise of employee stock options, warrants or other convertible securities) during the twelve months preceding the Offer:

Date of Offering	Securities Offered	Price per Security	Gross Proceeds to Frontier
April 19, 2007	300,000 Common Shares	$1.30	$231,000	(1)
November 1, 2007	750,000 Common Shares	$1.43	$525,000	(1),(2)

(1)   These Common Shares were issued to Solex Resources Inc. (“Solex”) pursuant to the Mineral Property Option and Joint Venture Agreement dated June 11, 2006 between Frontier and Solex relating to the Macusani project, in order for Frontier to acquire legal title to a 50% interest in the Macusani project.

(2)   As of April 24, 2008, these shares were held in trust pending transfer to Frontier of legal title to a 50% interest in the Macusani project from Solex.

Dividend Record for Common Shares

Based on publicly available information reported by Frontier, since incorporation, Frontier has not paid any dividends on its Common Shares.

16.          Regulatory Matters

Competition Act (Canada)

The Competition Act requires pre-merger notification to the Commissioner of transactions that exceed certain financial thresholds and, in the case of share acquisitions, that exceed an additional voting interest threshold.  Specifically, pre-merger notification is generally required where the transaction involves: (a) parties who, together with their affiliates, have assets in Canada, or annual gross revenues from sales in, from or into Canada, in excess of $400 million; and (b) the direct or indirect acquisition of assets of an operating business in Canada or a voting interest in a corporation that carries on an operating business in Canada, of which the value of the Canadian assets, or the annual gross revenues from sales in or from Canada generated from such assets, exceeds $50 million.  In the case of an acquisition of voting shares of a corporation that has publicly-traded voting shares, the transaction must also result in the acquiror, or acquirors, together with its or their affiliates, owning voting shares which carry more than 20% of the outstanding votes attached to all outstanding voting shares of the corporation.

Based upon an examination of information available to the Offeror relating to the Frontier, the Offeror believes that the Offer will not meet the second threshold and accordingly, no pre-merger notification to the Commissioner is required for the Offer.

Investment Canada Act

Under the Investment Canada Act, a transaction exceeding certain financial thresholds, and which involves the acquisition of control of a Canadian business by a non-Canadian, may be subject to review (a “Reviewable Transaction”) and in such a case cannot be implemented unless the Minister responsible for the Investment Canada Act (the “Minister”) is satisfied that the transaction is likely to be of “net benefit to Canada”. An application for review must be filed with the Director of Investments prior to the implementation of the Reviewable Transaction.  The Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act contemplates an initial review period of up to 45 days after filing; however, if the Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days to permit completion of the review.

The prescribed factors of assessment to be considered by the Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of industrial, economic and cultural policies (taking into consideration corresponding provincial policies), and the contribution of the investment to Canada’s ability to compete in world markets. If the Minister is not satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Reviewable Transaction may not be implemented.

Transactions that are not subject to review may be subject to a notification requirement under the Investment Canada Act and where required, such notice must be filed up to 30 days after the completion of the transaction.

Based upon an examination of information available to the Offeror relating to the Frontier, the Offeror believes that the Offer will not meet the threshold for a Reviewable Transaction and accordingly, no application will be made.

Domestic Laws of Greece

The Greek Mining Code (Law 210/1973) provides that any transfer to non-European Union individuals or companies of Greek mining rights requires prior written approval from the Greek Cabinet of Ministers.  A similar approval is also required where shares of a Greek company holding mining rights are transferred to non-European Union individuals or companies.

Greek laws relating to border areas (law 1892/1990) also provide that any arrangements that create a contractual right in respect of real property located in a border area (such as the areas within the prefectures of Rodopi and Evros where Perama Hill is located) requires a waiver from the Ministry of Defence.  A similar approval is also required where shares of a company holding rights in respect of real property located in a border area are transferred to non-European Union individuals or companies.

Both of these laws, however, are silent as to their applicability to second-tier transactions (e.g., the acquisition by a widely held non-European Union public company of publicly listed shares of another non-European Union company the latter of which is the parent of a Greek subsidiary company which holds mining rights – such as would occur if the conditions to the Offer were satisfied or waived and Eldorado takes up and pays for Common Shares validly deposited pursuant to the Offer).  Although administrative rulings and statements by governmental officials in Greece have suggested that these two laws are inapplicable to such share acquisitions, Eldorado is seeking greater clarification from Greek governmental officials that these laws are not applicable to the Offer and, if satisfactory clarification is not obtained, the requisite approval or waiver will be sought.  If required by law, Eldorado expects any such approval or waiver to be granted in the ordinary course and does not expect that obtaining such approval or waiver will materially delay the conditions to the Offer from being met.

17.          Acquisition of Common Shares Not Deposited

Compulsory Acquisition

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the Common Shares to which the Offer relates, other than Common Shares held at the date of the Offer by, or by a nominee for, the Offeror or its affiliates, the Offeror intends, subject to compliance with all applicable Laws, to acquire (the “Compulsory Acquisition”) all the remaining Common Shares on the same terms that the Common Shares were acquired pursuant to the Offer, pursuant to the provisions of Section 300 of the BCBCA.

To exercise such statutory right, the Offeror must send notice (the “Offeror’s Notice”) to each holder of Common Shares to whom the Offer was made but who did not accept the Offer (each, a “Remaining Shareholder”) within five months after the date of the Offer that the Offeror wants to acquire such Common Shares.  If the Offeror’s Notice is sent to a Remaining Shareholder under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Common Shares of that Remaining Shareholder that were involved in the Offer for the same price and on the same terms contained in the Offer, unless the Supreme Court of British Columbia (the “Court”) orders otherwise on an application made by the Remaining Shareholder within two months after the date of the Offeror’s Notice.  Pursuant to any such application, the Court may fix the price and terms of payment for the Common Shares held by the Remaining Shareholder and make any such consequential orders and give such directions as the Court considers appropriate.  Unless the Court orders otherwise, the Offeror must, not earlier than two months after the date of the Offeror’s Notice, send a copy of the date of the Offeror’s Notice to Frontier and must pay or transfer to Frontier the amount of cash or other consideration representing the price payable by the Offeror for the Common Shares that are referred to in the Offeror’s Notice.  On receiving the copy of the Offeror’s Notice and the amount of cash or other consideration representing the price payable for the Common Shares referred to in the Offeror’s Notice, Frontier will be required to register the Offeror as a Shareholder with respect to those Common Shares.  Any such amount received by Frontier for the Common Shares must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Frontier, or by a trustee approved by the Court, in trust for the persons entitled to that sum.

Section 300 of the BCBCA also provides that if the Offeror has not sent the Offeror’s Notice to a Remaining Shareholder within one month after becoming entitled to do so, the Offeror must send a written notice to each Remaining Shareholder stating that the Remaining Shareholder, within three months after receiving such notice, may require the Offeror to acquire the Common Shares of that Remaining Shareholder that were involved in the Offer.  If the Remaining Shareholder requires the Offeror to acquire its Common Shares in accordance with these provisions, the Offeror must acquire those Common Shares for the same price and on the same terms contained in the Offer.

The foregoing is a summary only of the rights of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of Section 300 of the BCBCA.  See Section 300 of the BCBCA, a copy of which is attached as Schedule C to this Circular, for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which a Remaining Shareholder’s rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

See Section 18 of the Circular, “Canadian Federal Income Tax Considerations”, and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”, for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Common Shares validly deposited under the Offer and the Offeror is not entitled to effect a Compulsory Acquisition, the Offeror intends to take such actions as may be necessary for the Offeror to acquire, directly or indirectly, the remaining Common Shares not acquired under the Offer as soon as practicable after completion of the Offer by way of an amalgamation, statutory arrangement, merger, consolidation, or other transaction involving Frontier and the Offeror and/or one or more affiliates of the Offeror (a “Subsequent Acquisition Transaction”).  If a Subsequent Acquisition Transaction is effected, it will provide that the consideration offered per Common Share in connection with such Subsequent Acquisition Transaction is at least equal to and in the same form as the amount paid per Common Share under the Offer.  The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer.

MI 61-101 deems a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of Common Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor.  The Offeror expects that any Subsequent Acquisition Transaction relating to Common Shares will be a “business combination” under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction.  The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 will not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefore, subject to certain exceptions) and provide to the holders of the affected securities a summary of such valuation or the entire valuation.  The Offeror intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Frontier or the Offeror or their affiliates, as appropriate), from the valuation requirements of MI 61-101 in connection with any Subsequent Acquisition Transaction.  An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents.  The Offeror has provided such disclosure and currently intends that the consideration offered under any Subsequent Acquisition Transaction would be the same as the consideration offered under the Offer, and accordingly the Offeror expects to rely on these exemptions.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the Offeror expects that the provisions of the BCBCA and Frontier’s constating documents may require the approval of 66 2/3% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction.  MI 61-101 would also require that, in addition to any other required securityholder approval, in order to complete a business combination, the approval of a majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities.  In relation to any Subsequent Acquisition Transaction, the “minority” shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than the Offeror, any “interested party” (within the meaning of MI 61-101), any “related party” of the Offeror or of any other “interested party” (in each case within the meaning of MI 61-101) including any director or senior officer of the Offeror, affiliate or insider of the Offeror or any of their directors or senior officers and any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons.

However, MI 61-101 also provides that the Offeror may treat Common Shares acquired under the Offer (including those deposited under the terms of the Lock-Up Agreement) as “minority” shares and to vote them, or to consider them voted, in favour of such Subsequent Acquisition Transaction that is a business combination if, among other things: (a) the business combination or going private transaction is completed not later than 120 days after the Expiry Date; (b) the consideration per Common Share in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid under the Offer; and (c) the Shareholder who tendered such Common Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Common Share that is not identical in amount and form to the entitlement of the general body of Shareholders in Canada.  The Offeror currently intends that the consideration offered for Common Shares under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, the Offeror intends to cause Common Shares acquired under the Offer to be voted in favour of any such transaction and to be counted as part of any minority approval required in connection with any such transaction.  To the knowledge of the Offeror, after reasonable inquiry, only the votes attached to Common Shares owned by the Offeror prior to the Expiry Time (including the 4,871,300 Common Shares currently owned by Eldorado and its affiliates and any Common Shares acquired during the course of, but not pursuant to, the Offer) and 100,000 Common Shares currently owned by Paul N. Wright, the President and Chief Executive Officer of the Offeror would be required to be excluded in determining whether minority approval for a Subsequent Acquisition Transaction had been obtained for the purposes of MI 61-101.

In addition, under MI 61-101, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares.  The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Common Shares. The fair value so determined could be more or less than the amount paid per Common Share pursuant to such transaction or pursuant to the Offer and could be based on consideration other than, or in addition to, the market price for the Common Shares.

The details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority holders of Common Shares, will necessarily be subject to a number of considerations, including the number of Common Shares acquired pursuant to the Offer.  Although the Offeror currently intends to propose a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Frontier, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable Laws, including a Subsequent Acquisition Transaction on terms not described in this Circular.

If the Offeror is unable to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Frontier, or taking no action to acquire additional Common Shares.  Any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Common Shares acquired under the Offer or otherwise, on terms and at prices then determined by the Offeror, which may vary from the price paid for Common Shares under the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 18 of the Circular, “Canadian Federal Income Tax Considerations”, and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Judicial Developments

Certain judicial decisions may also be considered relevant to any Subsequent Acquisition Transaction that may be proposed or effected subsequent to the expiry of the Offer.  Canadian courts have, in some instances prior to the adoption of MI 61-101 and its predecessor legislation, granted preliminary injunctions to prohibit transactions involving certain business combinations.  The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations to proceed, subject to compliance with procedures designed to ensure substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights.

18.          Canadian Federal Income Tax Considerations

In the opinion of Borden Ladner Gervais LLP, counsel to the Offeror, the following summary describes the principal Canadian federal income tax considerations generally applicable to the disposition of Common Shares under the Offer or pursuant to certain transactions described in Section 17 of this Circular entitled “Acquisition of Common Shares Not Deposited” by Shareholders who, for the purposes of the Tax Act, and at all relevant times, (a) hold their Common Shares as capital property, (b) did not acquire the Common Shares pursuant to a stock option plan, and (c) deal at arm’s length, and are not affiliated, with the Offeror.  Common Shares will generally be considered to be capital property to a Shareholder unless the Shareholder holds such shares in the course of carrying on a business or the Shareholder has acquired such shares in a transaction or transactions which are an adventure or concern in the nature of trade.  Certain Canadian resident Shareholders whose Common Shares might not otherwise be considered capital property may be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Shareholders in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof and counsel’s understanding, based on publicly available materials published in writing prior to the date hereof, of the current administrative practices of the CRA.   This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed.  However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all.  This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice of CRA, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to a Shareholder that (a) is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market” rules), (b) is a “specified financial institution” (as defined in the Tax Act), (c) is a Shareholder an interest in which is, or for whom a Common Share would be, a “tax shelter investment” (as defined in the Tax Act), or (d) makes a functional currency election pursuant to section 261 of the Tax Act.  All Shareholders described in this paragraph should consult their own tax advisors.

This summary assumes that any person that held or holds at any time options, warrants or other rights to acquire Common Shares will have exercised them and acquired Common Shares, or they will have expired, prior to the Expiry Time.  Accordingly, this summary does not address persons who hold such options, warrants or other rights, who should consult their own tax advisors for advice regarding the income tax consequences to them of the expiry or exercise thereof, of the continued holding thereof after the Expiry Time and of the acquisition, holding and disposing of Common Shares or any other securities acquired on exercise thereof, which may differ materially from the discussion about income tax considerations set forth in this summary.

The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder, and no representations are being made with respect to the tax consequences to any particular Shareholder to whom the Offer is being made.  Accordingly, all Shareholders should consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction having regard to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax laws and under foreign tax laws.

Residents of Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty is or is deemed to be resident in Canada (a “Resident Shareholder”).

Sale of Common Shares Under the Offer

Sale to Eldorado – No Election for Income Tax Deferral

Subject to the next paragraph, a Resident Shareholder whose Common Shares are acquired by Eldorado will be considered to have disposed of such Common Shares for proceeds of disposition equal to the sum of the fair market value, at the time of the disposition, of the Eldorado Shares received by such Shareholder plus Cdn.$0.0001 per Common Share so acquired.  As a result, the Resident Shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Shareholder of such Common Shares.  The cost to a Shareholder of the Eldorado Shares acquired in exchange for such Common Shares will be equal to the difference between the fair market value of the Common Shares disposed of at the time of the disposition less Cdn.$0.0001 per Common Share so exchanged, and will generally be averaged with the adjusted cost base to that holder of any other Eldorado Shares held by the holder at that time as capital property.  The tax treatment of capital gains and capital losses is discussed below under the heading “Taxation of Capital Gains and Capital Losses”.

Sale to Eldorado – Election for Income Tax Deferral

A Resident Shareholder who is an Eligible Holder may require Eldorado to jointly execute for filing by the Eligible Holder with the CRA (and, where applicable, with a provincial tax authority) an income tax election form pursuant to section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation), for the purpose of allowing the Eligible Holder to achieve an income tax-deferred exchange for Canadian federal (and, where applicable, provincial) income tax purposes (a “Tax Election”).  Eligible Holders who may wish to do so must comply with the requirement described below under “Web-Based System or “Check the Box” Method for Eligible Holders to Complete Election Forms for Income Tax Deferral”.

An Eligible Holder is a Shareholder who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, holds Common Shares as capital property and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, whose Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Common Shares by reason of an exemption contained in an applicable income tax treaty, or (c) a partnership if one or more members of the partnership are described in (a) or (b).

An Eligible Holder who wants to obtain a full or partial income tax deferral in respect of the sale of that holder’s Common Shares must do under subsection 85(l) of the Tax Act (Form T2057) or, in the case of such a holder that is a partnership, under subsection 85(2) of the Tax Act (Form T2058) (and the corresponding provisions of any applicable provincial tax legislation).  The amount specified in the Tax Election as the proceeds of disposition of the Eligible Holder’s Common Shares must be an amount (the “Elected Amount”) which is not less than the greater of (a) the lesser of the adjusted cost base to the Eligible Holder of such Common Shares and the fair market value of such Common Shares at the time of the disposition and (b) the amount of cash received as a result of such disposition.

The Elected Amount must not be greater than the fair market value of such Common Shares at the time of the disposition.

An Eligible Holder who transfers Common Shares to Eldorado for Eldorado Common Shares and for Cdn.$0.0001 per Common Share under the Offer will be deemed to have disposed of such Common Shares for proceeds of disposition equal to the Elected Amount selected by the Eligible Holder in the Tax Election.

Subject to the limitations set out in subsection 85(1) or 85(2) of the Tax Act regarding the Elected Amount, if the Elected Amount is equal to the aggregate of the adjusted cost base of such Common Shares immediately before the disposition and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder.  Subject again to such limitations, to the extent that the Elected Amount in respect of such Common Shares exceeds (or is less than) the aggregate of the adjusted cost base and any reasonable costs of disposition, such holder will realize a capital gain (or a capital loss). See “Taxation of Capital Gains and Capital Losses” below.  Such Eligible Holders will be deemed to have acquired the Eldorado Shares received in exchange for such Common Shares at an aggregate cost equal the amount, if any by which the Elected Amount exceeds the aggregate amount of cash received (being Cdn.$0.0001 per Common Share so exchanged).  The cost of the Eldorado Common Shares so acquired will generally be averaged with the adjusted cost base to the Eligible Holder of any other Eldorado Common Shares held by the Eligible Holder at that time as capital property.

Sale to Eldorado - Web-Based System or “Check the Box” Method for Eligible Holders to Complete Election Forms for Income Tax Deferral

Eldorado will make available for use by Eligible Holders a web-based system to allow Eligible Holders to complete the applicable election form prescribed by the CRA (i.e., T2057 or, for Eligible Holders that are partnerships, T2058) and any applicable provincial forms. The link to that system will be made available at www.eldoradogold.com.

If Common Shares are held in joint ownership and two or more of the co-owners wish to make an election, one of the co-owners designated for such purpose should file one form T2057 (and, where applicable, similar provincial forms) for each co-owner so electing, along with a full list of all such co-owners.  That list should set forth each electing co-owner’s social insurance or business number, and address.  If Common Shares are held by a partnership, a partner duly designated by the partnership must file one form T2058 on behalf of each partner (and, where applicable, similar provincial forms), along with a full list of all partners, and social insurance or business numbers and addresses for each of them.  Each partner must sign the T2058 (and, where applicable, similar provincial forms) or the form must be accompanied by a document that authorizes a designated partner to complete, execute and file the form on behalf of all the partners.

An Eligible Holder interested in making such a Tax Election must indicate that intention using the web-based system above or using the Letter of Transmittal by checking the appropriate box labelled “Election Form

Required” in the space provided therein.  Eligible Holders who check the box accordingly will receive from Eldorado a tax instruction letter, explaining the election process, at or about the time that the Eligible Holder is sent the consideration to which the Eligible Holder is entitled to under the Offer.

All Eligible Holders must provide the information in accordance with the procedures set out on the instructions in the web-based system or the tax instructions letter, as the case may be, on or before 90 days after the Expiry Time.

Where Eldorado receives a fully and validly completed election form executed by an Eligible Holder on or before the 90-day deadline indicated above Eldorado will, within 30 days of its date of receipt, execute the election form and return it to the Eligible Holder using the web-based process or by mail to the Eligible Holder using the address if any that the holder provided to Eldorado in the election form.  It is the holder’s responsibility to file the election form with the CRA.

A Tax Election and election form will be valid only if it meets all applicable requirements under the Tax Act, and meeting these requirements will be the sole responsibility of the Eligible Holder.  Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. An Eligible Holder who does not make a valid Tax Election under section 85 of the Tax Act may realize a taxable capital gain. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements. Eligible Holders wishing to make the tax election should consult their own tax advisors.

With the exception of execution and return to the Eligible Holder of the election form by Eldorado, compliance with the requirements for a valid Tax Election will be the sole responsibility of the Eligible Holder making the Tax Election.  Accordingly, neither Eldorado nor the Depositary will be responsible or liable for taxes, interest, penalties (including any late filing penalty), damages or expenses resulting from the failure by anyone to provide information necessary for the Tax Election, to properly complete any election form or to properly deliver the election form to Eldorado on a timely basis and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

In order for the CRA (and, where applicable, the provincial revenue authorities), to accept a Tax Election without a late filing penalty being paid by an Eligible Holder, the election form must be received from the Eligible Holder by such revenue authorities on or before the day that is the earliest of the days on or before which either Eldorado or the Eligible Holder is required to file an income tax return for the taxation year in which the disposition occurs.  Eldorado’s 2008 taxation year is scheduled to end October 31, 2008, although Eldorado’s taxation year could end earlier as a result of an event such as an amalgamation, and its tax return is required to be filed within six months from the end of the taxation year. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, Eligible Holders must ensure they complete their election form and deliver it to Eldorado so as to ensure that Eldorado receives it for execution and return to the Eligible Holder within 90 days of the Expiry Time.  Because Eldorado has agreed to execute and return the election form to the Eligible Holder within 30 days of the receipt of a fully and validly completed election form executed by the Eligible Holder, to avoid late filing penalties certain Eligible Holders may be required to deliver the election form to Eldorado before 90 days from the Expiry Date.

Any Eligible Holder who does not ensure that a fully and validly completed election form has been received by Eldorado in accordance with the procedures set out herein on or before 90 days after the Expiry Time will not be able to benefit from the income tax deferral provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation) and may realize a taxable capital gain.  Accordingly, all Eligible Holders who wish to enter into a tax election with Eldorado should give their immediate attention to this matter.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Shareholder is required to include in computing its income for a taxation year one-half of any capital gain (“taxable capital gain”) realized in such taxation year.  One-half of any capital loss (“allowable capital loss”) must be deducted by the Resident Shareholder from taxable capital gains realized in the year.  Any allowable capital losses in excess of taxable capital gains for the year generally may be carried back and deducted in any of the three preceding years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax under the Tax Act.

A Resident Shareholder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include an amount in respect of taxable capital gains.

If a Resident Shareholder is a corporation, the amount of any capital loss arising from a disposition of a share may be reduced by the amount of dividends received or deemed to have been received by it on the share to the extent and under circumstances prescribed by the Tax Act.  Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Common Shares.  Shareholders to whom these rules may be relevant should consult their own tax advisors.

Acquisition of Common Shares Not Deposited

As described in “Acquisition of Common Shares Not Deposited” in Section 17 of this Circular, if within four months after the date of the Offer the Offer has been accepted by holders of not less than 90% of the Common Shares and the Offeror acquires such deposited Common Shares, the Offeror will, subject to compliance with all applicable Laws, acquire the remainder of the Common Shares pursuant to a Compulsory Acquisition (other than Common Shares held by, or by nominees of, the Offeror or its affiliates as at the date of the Offer).  If the Offeror takes up and pays for Common Shares validly deposited under the Offer but acquires less than the number of shares required to effect a Compulsory Acquisition or the compulsory acquisition provisions of the BCBCA are otherwise unavailable, the Offeror intends to acquire, directly or indirectly, all of the Common Shares pursuant to a Subsequent Acquisition Transaction. If the Minimum Tender Condition is satisfied, the Offeror will own sufficient Common Shares to effect a Subsequent Acquisition Transaction.

The tax consequences to a Resident Shareholder whose Common Shares are acquired pursuant to a Compulsory Acquisition will generally be the same as described above, in the case of a Resident Shareholder that is not an Eligible Holder, under the heading “Sale to Eldorado – No Election for Income Tax Deferral”, and in the case of a Resident Shareholder that is an Eligible Holder, under the heading “Sale to Eldorado – Election for Income Tax Deferral”.

The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as or materially different from those described herein for Resident Shareholders who dispose of their Common Shares pursuant to the Offer.  Accordingly, it is not possible to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder except in very general terms.  The Offeror may propose an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction.  Depending on the form of the Subsequent Acquisition Transaction, a Resident Shareholder may, as a result, realize a capital gain or capital loss, be deemed to receive a dividend or incur both results.  With respect to the income tax treatment of a capital gain or capital loss, see “Sale to Eldorado – Taxation of Capital Gains and Capital Losses” above.  Any such capital loss may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on the Common Shares (or on shares of an amalgamated corporation for which the Common Shares are exchanged) to the extent and under the circumstances described in the Tax Act.  Income-tax deferral, as described in “Sale to Eldorado – Election for Income Tax Deferral”, may not be available in respect of a Subsequent Acquisition Transaction.  Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

A Resident Shareholder will be required to include in computing its income for a taxation year any dividends deemed received on the Common Shares or any shares of a taxable Canadian corporation issued pursuant to a Subsequent Acquisition Transaction as consideration for the Common Shares.  In the case of a Resident Shareholder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations.  However, Eldorado has advised counsel no steps will be taken to designate such dividends as “eligible dividends” (as defined in the Tax Act) for purposes of the enhanced gross-up and dividend tax credit.  Subject to the application of subsection 55(2) of the Tax Act, any such dividends deemed to be received by a Resident Shareholder that is a corporation will generally be deductible in computing the corporation’s income.

Subsection 55(2) of the Tax Act provides that where a Resident Shareholder that is a corporation would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be a dividend and instead may be treated as proceeds of disposition of the Common Shares or of any shares of a taxable Canadian corporation issued as consideration for the Common Shares for purposes of computing the Resident Shareholder’s capital gain or capital loss.  Resident Shareholders that are corporations should consult their own tax advisors in this regard.

A Resident Shareholder that is a private corporation or a corporation that is controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% of dividends received or deemed to be received on Common Shares or any shares of a taxable Canadian corporation issued as consideration for the Common Shares to the extent that such dividends are deductible in computing the corporation’s taxable income for the year.

Any interest awarded by a court to a dissenting Resident Shareholder will be included in computing such Resident Shareholder’s income for the purposes of the Tax Act.

Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.  No opinion is expressed herein as to the tax consequences of any such transaction to a Resident Shareholder.

Potential Delisting

As described under Section 14 of this Circular, “Effect of the Offer on Market and Listings”, Common Shares may be delisted from the TSX-V.  Common Shares will cease to be qualified investments for Shareholders that are trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and deferred profit sharing plans at any time at which the Common Shares are not listed on a designated stock exchange and Eldorado ceases to be a “public corporation” for the purposes of the Tax Act.  Such Shareholders or their annuitants or beneficiaries could be subject to certain taxes and penalties under the Tax Act in respect of the holding of non-qualified investments.  Shareholders who may be so affected should consult with their own tax advisors in this regard.

Holding and Disposing of Eldorado Common Shares

Dividends on Eldorado Common Shares

In the case of a Resident Shareholder who is an individual (including a trust), dividends received or deemed to be received on the Eldorado Common Shares will be included in computing the Resident Shareholder’s income, and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to “eligible dividends” (as defined in the Tax Act).

A Resident Shareholder that is a corporation must include any dividends received or deemed to be received on the Eldorado Common Shares in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income.  A Resident Shareholder that is a “private corporation” (as defined in the Tax Act) or a corporation that is controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% of dividends received or deemed to have been received on the Eldorado Common Shares to the extent that such dividends are deductible in computing the Resident Shareholder’s taxable income.

Disposition of Eldorado Common Shares

A disposition or deemed disposition of an Eldorado Common Share by a Resident Shareholder will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such share immediately before the disposition.  The taxation of capital gains and capital losses is described above under the heading “Taxation of Capital Gains and Capital Losses”.

Eligibility for Investment

If the Eldorado Common Shares are listed on a designated stock exchange (which includes the TSX and AMEX), the Eldorado Common Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is not, and is not deemed to be, resident in Canada, and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a “Non-Resident Shareholder”).  Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer that carries on an insurance business in Canada and elsewhere.

Sale of Common Shares Under the Offer

Sale to Eldorado – No Election for Income Tax Deferral

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares under the Offer unless the Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Shareholder and do not constitute “treaty-protected property” (as defined in the Tax Act) to the Non-Resident Shareholder.

Generally, the Common Shares will not constitute “taxable Canadian property” to a Non-Resident Shareholder at a particular time provided that (a) the Common Shares are listed on a designated stock exchange (which currently includes the TSX and AMEX and Tiers 1 and 2 of the TSX-V) at that time, and (b) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with such persons, have not owned 25% or more of the issued shares of any class or series of Frontier at any time during the 60-month period that ends immediately before the disposition.  Common Shares may also be or be deemed to be taxable Canadian property in certain other circumstances set out in the Tax Act.  Non-Resident Shareholders should consult their own tax advisers to determine whether the Common Shares will constitute taxable Canadian property in their particular circumstances.

Even if the Common Shares are taxable Canadian property to a Non-Resident Shareholder, a taxable capital gain resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Shareholder’s income for the purposes of the Tax Act if the Common Shares constitute “treaty-protected property”.  Common Shares owned by a Non-Resident Shareholder will generally be “treaty-protected property” if the gain from the disposition of such property would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.  By way of example, under the Convention between the U.S. and Canada with Respect to Taxes on Income and Capital (the “U.S. Treaty”), a Non-Resident Shareholder who is a resident of the United States for the purposes of the Tax Act and the U.S. Treaty and who is entitled to the benefits under the U.S. Treaty will generally be exempt from tax in Canada in respect of a gain realized on the disposition of Common Shares, provided that the value of the Common Shares is not derived principally from “real property situated in Canada” (as defined in the U.S. Treaty).  Non-Resident Shareholders should consult their own tax advisors to determine whether the Common Shares constitute treaty-protected property in their particular circumstances.

Sale to Eldorado – Election for Income Tax Deferral

In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Shareholder, then the Non-Resident Shareholder will be an Eligible Holder and may require Eldorado to jointly execute for filing with the CRA an income tax election form pursuant to section 85 of the Tax Act, for the purpose of allowing the Eligible Holder to achieve an income tax-deferred exchange for Canadian federal income tax purposes.  Eldorado will be required to execute the form and return it to the Eligible Holder only if the Eligible Holder complies with the requirements set forth under “Residents of Canada - Sale to Eldorado – Web-Based System or “Check the Box” Method for Eligible Holders to Complete Election Forms for Income Tax Deferral” on the same basis as if the Non-Resident Holder were a Resident Holder thereunder.  If the Eligible Holder complies with those requirements, generally the exchange may occur on an income tax-deferred basis as described above under “Residents of Canada - Sale to Eldorado – Election for Income Tax Deferral” on the same basis as if the Non-Resident Holder were a Resident Holder thereunder.

The Eldorado Common Shares that such Eligible Holders received as partial consideration for the Common Shares will be deemed to be “taxable Canadian property” in their hands.  Non-Resident Shareholders who are Eligible Holders should consult their own tax advisors in this regard.

A Non-Resident Shareholder who disposes of “taxable Canadian property” before 2009 must file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Shareholder is liable to Canadian tax on any gain realized as a result.

Acquisition of Common Shares Not Deposited

As described in “Acquisition of Common Shares Not Deposited” in Section 17 of the Circular, if within four months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the Common Shares (other than Common Shares held by, or by nominees on behalf of, the Offeror or its affiliates as at the date of the Offer) and the Offeror acquires such deposited Common Shares, the Offeror will, subject to compliance with all applicable Laws, acquire the remainder of the Common Shares pursuant to a Compulsory Acquisition in accordance with the provisions of the BCBCA.  If the Offeror takes up and pays for Common Shares validly deposited under the Offer but acquires less than the number of shares required to effect a Compulsory Acquisition or the compulsory acquisition provisions of the BCBCA are otherwise unavailable, the Offeror intends to acquire, directly or indirectly, all of the remaining Common Shares pursuant to a Subsequent Acquisition Transaction. If the Minimum Tender Condition is satisfied, the Offeror will own sufficient Common Shares to effect a Subsequent Acquisition Transaction.

Non-Resident Shareholders whose Common Shares are acquired pursuant to a Compulsory Acquisition will dispose of such shares for the purposes of the Tax Act for proceeds of disposition equal to the amount received under the Compulsory Acquisition.  Subject to the discussion below under “Delisting of Common Shares Following Completion of the Offer”, a Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares unless the Common Shares constitute taxable Canadian property to the Non-Resident Shareholder and are not treaty-protected property.  If Common Shares acquired from a Non-Resident Shareholder are “taxable Canadian property” and are not “treaty-protected property” to a Non-Resident Shareholder, then the Non-Resident Shareholder will be an Eligible Holder and may sell its Common Shares to Eldorado on a tax-deferred basis, in which case the requirements for and tax treatment to such Non-Resident Shareholder generally will be as described above under the heading “Non-Residents of Canada – Sale of Common Shares Under the Offer – Sale to Eldorado – Election for Income Tax Deferral”.  Non-Resident Shareholders who do

not deposit their Common Shares under the Offer should also see the caution in the discussion below under the heading “Delisting of Common Shares Following Completion of the Offer”.

The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as, or materially different from that described herein for Non-Resident Shareholders who dispose of their Common Shares pursuant to the Offer.  Accordingly, it is not possible to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder except in general terms.  Depending on the form of the Subsequent Acquisition Transaction, a Non-Resident Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend, as discussed above under “Residents of Canada – Acquisition of Common Shares Not Deposited”.

Whether or not a Non-Resident Shareholder would be subject to income tax under the Tax Act on any such capital gain would depend on whether the Common Shares or any shares issued as consideration for the Common Shares are “taxable Canadian property” to the Shareholder for purposes of the Tax Act and whether the Shareholder is entitled to relief under any applicable income tax treaty.  Dividends paid or deemed to be paid or credited to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled under any applicable income tax treaty.  By way of example, where the Non-Resident Shareholder is a US resident entitled to the benefits under the U.S. Treaty and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.  Any interest awarded by a court and paid or credited to a dissenting Non-Resident Shareholder will not be subject to Canadian withholding tax.

Non-Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.  No opinion is expressed herein as to the tax consequences of any such transaction to a Shareholder.

Delisting of Common Shares Following Completion of the Offer

As noted in “Effect of the Offer on Market and Listings” in Section 14 of the Circular, Common Shares may cease to be listed on the TSX-V (or another designated stock exchange) following the completion of the Offer and may not be listed on the TSX-V (or another designated stock exchange) at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.  Non-Resident Shareholders are cautioned that if the Common Shares are not listed on a designated stock exchange (which currently includes Tiers 1 and 2 of the TSX-V) at the time they are disposed of (a) the Common Shares will be taxable Canadian property to the Non-Resident Shareholder, (b) the Non-Resident Shareholder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, unless the Common Shares constitute “treaty-protected property”, and (c) if the disposition occurs before 2009, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder, in which case the Offeror may be entitled under the Tax Act to deduct or withhold tax from any payment made to the Non-Resident Shareholder in respect of the acquisition of Common Shares.

Where the Non-Resident Shareholder receives Eldorado Common Shares on any such acquisition, the Offeror may be required to withhold and sell in the market a portion of the Eldorado Common Shares that the Non-Resident Shareholder would otherwise be entitled to receive to satisfy the Offeror’s withholding obligations under the Tax Act.  Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Holding and Disposing of Eldorado Common Shares

A Non-Resident Shareholder will not be liable for Canadian income tax on a disposition of an Eldorado Common Share unless such share constitutes “taxable Canadian property” that is not “treaty-protected property” to the Non-Resident Shareholder.  An Eldorado Common Share acquired on a tax-deferred basis pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction may be deemed to be “taxable Canadian property” to a Non-Resident Shareholder.  An Eldorado Common Share acquired otherwise pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction will not generally constitute taxable Canadian property to a Non-Resident Shareholder at a particular time provided the Eldorado Common Shares are listed on a designated stock exchange (which includes the TSX and AMEX) at that time and the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with such persons, have not owned 25% or more of the issued shares of any class or series of Eldorado at any time during the 60-month period that ends immediately before at that time.  See “Non-Residents of Canada - Sale of Common Shares under the Offer” and “- Acquisition of Common Shares Not Deposited” for a description of circumstances under which the Eldorado Common Shares may be “taxable Canadian property” or “treaty-protected property”.

Dividends paid or deemed to be paid to a Non-Resident Shareholder on the Eldorado Common Shares will be subject to Canadian withholding tax at a rate of 25%.  Such rate may be reduced under the provisions of an applicable income tax treaty.  By way of example, where the Non-Resident Shareholder is entitled to the benefits under the U.S. Treaty, the applicable rate is generally reduced to 15%.

19.                               Certain United States Federal Income Tax Considerations

Notice Pursuant to Circular 230

ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES SET FORTH IN THIS OFFER AND CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED ON, AND CANNOT BE RELIED ON, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON UNDER THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED.  SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION AND MARKETING (WITHIN THE MEANING OF U.S. TREASURY DEPARTMENT CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS OFFER AND CIRCULAR.

Introduction

The following summary describes the anticipated material United States federal income tax considerations generally applicable to U.S. Holders (as defined below) with respect to the Offer and pursuant to the transactions contemplated in Section 17 of this Circular, “Acquisition of Common Shares Not Deposited,” (these transactions collectively defined, for purposes of this summary, as the “Acquisition”) and also the ownership, and disposition of Eldorado Common Shares received pursuant to the Acquisition.  This summary is not binding on the Internal Revenue Service (the “IRS”) or the U.S. courts, and no assurance can be provided that the federal income tax consequences described herein will not be challenged by the IRS or will be sustained by a U.S. court if so challenged.  Eldorado has not requested, and does not intend to request, a ruling from the IRS or opinion from its legal counsel regarding any of the U.S. federal income tax consequences of the Acquisition and the ownership, and disposition of Eldorado Common Shares received pursuant to the Acquisition.

This summary of the anticipated material U.S. federal income tax consequences arising from and relating to the Acquisition and the ownership, and disposition of Eldorado Common Shares received pursuant to the Acquisition is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder resulting from and relating to the Acquisition and the ownership, and disposition of Eldorado Common Shares received pursuant to the Acquisition.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Moreover, this summary does not address U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S.  U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences of the Acquisition and the ownership, and disposition of Eldorado Common Shares received pursuant to the Acquisition.

Authorities

This summary is based upon the Internal Revenue Code of 1986 (the “Code”), as amended, its legislative history, proposed, temporary and final United States Treasury regulations promulgated thereunder, judicial decisions and administrative rulings and practice, all as in effect as of the date hereof, all of which are subject to change (possibly with retroactive effect).

U.S. Holder

As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that (or, following the completion of the Acquisition, a beneficial owner of Eldorado Common Shares), for United States federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States or a political subdivision thereof, (iii) an estate the income of which is subject to federal income taxation regardless of source, or (iv) a trust the administration of which is subject to the primary supervision of a United States court if one or more United States persons have the authority to control all substantial decisions of such trust.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is the beneficial owner of Common Shares (or, following the completion of the Acquisition, a beneficial owner of Eldorado Common Shares), the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership.  Partners in such a partnership should consult their tax advisors as to the particular tax considerations applicable to them.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares (or, following the completion of the Acquisition, Eldorado common shares) other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the Acquisition and the ownership, and disposition of Eldorado Common Shares received pursuant to the Acquisition, and such non-U.S. Holders are accordingly urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences to them relating to the Acquisition and the ownership, and disposition of Eldorado Common Shares received pursuant to the Acquisition.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Acquisition and the ownership, and disposition of Eldorado Common Shares received pursuant to the Acquisition (whether or not any such transactions are undertaken in connection with the Acquisition), including, without limitation, the following:

•                  any conversion into Common Shares of any Frontier notes, debentures or other debt instruments;

•                  any vesting, exercise, assumption or conversion of any warrants, options and other rights to acquire Common Shares; and

•                  any transaction, other than the Acquisition, in which Common Shares or Eldorado Common Shares are acquired.

Persons Not Addressed

The U.S. federal income tax consequences to the following persons (including persons who are U.S. Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them of the Acquisition and the ownership, and disposition of Eldorado Common Shares received pursuant to the Acquisition:

•                  Eldorado and Frontier;

•                  persons that may be subject to special U.S. federal income tax treatment such as partnerships or other pass-through entities, financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method;

•                  persons that acquired Common Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;

•                  persons that hold Frontier warrants, Options or Frontier notes, debentures or other debt instruments;

•                  persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;

•                  persons that hold Common Shares as part of a position in a straddle or as part of a hedging or conversion transaction;

•                  persons subject to the alternative minimum tax;

•                  persons who are U.S. expatriates or former long-term residents of the United States;

•                  persons that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Frontier (or, following the completion of the Acquisition, of Eldorado); and

•                  persons who own their Common Shares (or, following the completion of the Acquisition, Eldorado Common Shares) other than as capital assets as defined in the Code.

Combination of Eldorado and Frontier

As of the date of this Circular, Eldorado expects that the Acquisition should constitute a taxable disposition of Common Shares by U.S. Holders.  Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, if the Acquisition fails to qualify as a tax-deferred reorganization, the Acquisition would constitute a taxable disposition of Common Shares by U.S. Holders and result in the following U.S. federal income tax consequences:

•                  a U.S. Holder of Common Shares would recognize gain or loss equal to the difference between (i) the sum of the fair market value of Common Shares and the U.S. dollar value of the Canadian currency at the time of receipt by such U.S. Holder and (ii) the U.S. Holder’s adjusted tax basis in the Common Shares surrendered in connection with the Acquisition;

•                  the aggregate tax basis of Common Shares received by a U.S. Holder of Common Shares in the Acquisition would be equal to the aggregate fair market value of Common Shares at the time of receipt; and

•                  the holding period of Common Shares received by a U.S. Holder in the Acquisition would begin on the day after receipt.

Subject to the PFIC rules discussed below, any gain or loss recognized under the first bullet point generally will be capital gain or loss if the Common Shares were held as capital assets at the time of the Acquisition and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Common Shares is more than one year at the time of the Acquisition.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations.  The fair market value of any foreign currency received by a U.S. Holder in the Acquisition will generally be based on the rate of exchange on the date of receipt. A subsequent disposition of any foreign currency received (including an exchange for U.S. currency) will generally give rise to ordinary gain or loss.

There is a possibility that the Acquisition may qualify as a tax-deferred reorganization under Section 368(a) of the Code (for the purposes of this Section 19, a “Reorganization”).  Whether the Acquisition qualifies as a Reorganization will depend on the resolution of numerous factual issues, some of which may not be known until the consummation of certain transactions contemplated in Section 17 of this Circular, “Acquisition of Common Shares Not Deposited,” and the application of complex US federal income tax laws. Eldorado has not determined how any Compulsory Acquisition or Subsequent Acquisition Transaction would be structured, and as of the date of this Circular, Eldorado does not expect that the U.S. federal income tax consequences to U.S. Holders will be a significant factor in determining the structure of any such Subsequent Acquisition Transaction. As a result, Eldorado cannot provide any assurance that the Acquisition will qualify as Reorganization. The requirements that must be satisfied in order for the Acquisition to qualify as a Reorganization are complex, and each U.S. Holder should consult its own tax advisor regarding these requirements.

Consequences if Frontier Classified as a PFIC

A U.S. Holder of Common Shares would be subject to special, adverse tax rules in respect of the Acquisition if Frontier were classified as a PFIC (as defined below) for any taxable year during which a U.S. Holder holds or held Common Shares.  U.S. Holders are strongly encouraged to consult with their individual tax advisors to determine if Frontier is or has been a PFIC at any time during such U.S. Holder’s holding period of Common Shares.

A non-U.S. corporation is classified as a PFIC for each taxable year in which (i) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income.  For purposes of the PFIC provisions, (a) with respect to sales, “gross income” generally means sales revenues less cost of goods sold, and (b) “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas.  In addition, the IRS takes the position that interest on working capital or any other cash is passive income.  In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

If Frontier is classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability.  Under the PFIC rules:

•                  the Acquisition may be treated as a taxable exchange even if such transaction qualifies as a Reorganization;

•                  any gain on the sale, exchange, or other disposition of Common Shares and any “excess distribution” (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated ratably over such U.S. Holder’s holding period for the Common Shares;

•                  the amount allocated to the current taxable year and any year prior to the first year in which Frontier was classified as a PFIC will be taxed as ordinary income in the current year;

•                  the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•                  an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a timely and effective “qualified electing fund” election under section 1295 of the Code (a “QEF Election”) or a “mark-to-market” election under section 1296 of the Code (a “Mark-to-Market Election”) may not be subject to the PFIC rules described above.  U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules or the availability of the qualified electing fund or mark-to-market elections.

Dissenting U.S. Holders

If a U.S. Holder is permitted to exercise dissent rights in connection with the Acquisition, such U.S. Holder will recognize gain or loss on the exchange of such holder’s Common Shares for cash in an amount equal to the difference between (a) the U.S. dollar value on the date of receipt of the Canadian currency (other than amounts, if any, which are or are deemed to be interest for US federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such holder’s adjusted tax basis in its Common Shares.  Subject to the PFIC rules discussed above, such gain or loss generally will be capital gain or loss if the Common Shares were held as capital assets at the time of the Acquisition and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Common Shares is more than one year. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.  The fair market value of any foreign currency received by a U.S. Holder in the Acquisition will generally be based on the rate of exchange on the date of receipt. A subsequent disposition of any foreign currency received (including an exchange for U.S. currency) will generally give rise to ordinary gain or loss.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Acquisition may be entitled to elect to receive either a deduction or a credit for U.S. federal income tax purposes. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate Common Share of the U.S. Holder’s U.S. federal income tax liability that the U.S. Holder’s “foreign source” taxable income bears to the U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Gain on the disposition of Common Shares generally will be U.S. source gain for purposes of applying the foreign tax credit rules, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the U.S. Treaty and such U.S. Holder elects to treat such gain or loss as foreign source.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax adviser regarding the foreign tax credit rules.

Ownership of Eldorado Common Shares

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder arising from and relating to the ownership, and disposition of Eldorado Common Shares received pursuant to the Acquisition.

General Taxation of Distributions

Subject to the “passive foreign investment company” or “PFIC” rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Eldorado Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Eldorado, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Eldorado, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Eldorado Common Shares and thereafter as gain from the sale or exchange of such Eldorado Common Shares.  (See “Disposition of Eldorado Common Shares” below).  Dividends received on the Eldorado Common Shares generally will not be eligible for the “dividends received deduction.”

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by Eldorado generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Eldorado is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Eldorado Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

Eldorado generally will be a “qualified foreign corporation” under section 1(h)(11) of the Code (a “QFC”) if Eldorado is eligible for the benefits of the U.S. Treaty or, if not, the Eldorado Common Shares are readily tradable on an established securities market in the U.S. However, even if Eldorado satisfies one or more of such requirements, Eldorado will not be treated as a QFC if Eldorado is a PFIC for the taxable year during which Eldorado pays a dividend or for the preceding taxable year.

As discussed below, Eldorado does not expect that it will be a PFIC for the current taxable year.  However, there can be no assurance that the IRS will not challenge the determination made by Eldorado concerning its “passive foreign investment company” status or that Eldorado will not be a “passive foreign investment company” for the current taxable year or any subsequent taxable year.

If Eldorado is not a QFC, a dividend paid by Eldorado to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Distributions Paid in Foreign Currency

The amount of a distribution received on the Eldorado Common Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Eldorado Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Eldorado Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the Eldorado Common Shares sold or otherwise disposed of. Subject to the “passive foreign investment company” rules discussed above, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Eldorado Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Eldorado Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Eldorado Common Shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules unless such gains are resourced as “foreign source” under an applicable income tax treaty, and an election is filed under the Code.  Dividends received on the Eldorado Common Shares generally will be treated as “foreign source” and generally will be categorized as “passive income” for purposes of applying the foreign tax credit rules.  Income or loss on the sale or other taxable disposition of foreign currency will be U.S. source, although an election may be available under the Code whereby such U.S. Holder can treat the gain as arising from foreign sources.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax adviser regarding the foreign tax credit rules.

Treatment of Eldorado as a PFIC

If Eldorado were to constitute a PFIC (as defined above) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s ownership, and disposition of Eldorado Common Shares received pursuant to the Acquisition.  In general such taxpayer may be required to treat any gain recognized by such person upon a sale or disposition of the Eldorado Common Shares as ordinary (rather than capital), and any resulting U.S. federal income tax may be increased by an interest charge.  Rules similar to those applicable to dispositions will generally apply to distributions in respect of Eldorado Common Shares which exceed a certain threshold level.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the QEF Election and the Mark-to-Market Election), such elections are available in limited circumstances and must be made in a timely manner.  U.S. Holders are urged to consult their own tax advisers regarding the potential application of the PFIC rules to the ownership, and disposition of Eldorado Common Shares received pursuant to the Acquisition, and the availability of certain U.S. tax elections under the PFIC rules.

Based on current business plans and financial projections, Eldorado believes it will not meet the definition of a PFIC for the taxable year ending December 31, 2008.  PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually.  Consequently, there can be no assurance that Eldorado has never been and will not become a PFIC for any taxable year during which U.S. Holders hold Eldorado Common Shares.

For each taxable year, if any, that Eldorado is a PFIC, Eldorado will satisfy the record keeping requirements of a PFIC, and will make available to U.S. Holders, upon written request, timely and accurate information as to its status as a PFIC and will use commercially reasonable efforts to provide to U.S. Holders all information that U.S. Holders require to make a QEF Election under Section 1295 of the Code.  Each U.S. Holder should consult its own financial adviser, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.

Backup Withholding Tax and Information Reporting Requirements

Unless the U.S. Holder is a corporation or other exempt recipient, payments made to certain U.S. Holders pursuant to the Acquisition, payments of dividends made on Eldorado Common Shares, or the proceeds of the sale or other disposition of the Eldorado Common Shares that are made within the United States or through certain United States related financial intermediaries may be subject to information reporting and U.S. federal backup withholding tax at the rate of twenty-eight percent (28%) (subject to periodic adjustment) if the U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements.  Any amount withheld from a payment to a U.S. Holder under the backup withholding rules may be allowable as a credit against the U.S. Holder’s U.S. federal income tax, provided that the required information is furnished to the IRS and other requirements are met under the Code.

20.                               Agreements, Arrangements or Understandings

There are no arrangements or agreements made or proposed to be made among Eldorado and any of the directors or senior officers of Frontier and no payments or other benefits are proposed to be made or given by Eldorado by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office following the completion of the Offer.  There are no agreements, arrangements or understandings, formal or informal, among Eldorado and any securityholder of Frontier with respect to the Offer.

21.                               Business Relations

There are no material business relationships between the Offeror and Frontier.

22.                               Dealer Manager, Soliciting Dealer Group and Financial Advisor

Eldorado has engaged Macquarie as Dealer Manager in Canada to solicit acceptances of the Offer and as financial advisor in connection with the Offer.  The Dealer Manager has undertaken to form and manage a soliciting dealer group comprising members of the Investment Dealers Association of Canada, participating organizations of the TSX and TSX-V members to solicit acceptances of the Offer in Canada.  The Dealer Manager will also solicit acceptances of the Offer in the United States through its U.S. affiliate, Macquarie Capital Markets North America Ltd.  Macquarie has also, in the past, rendered and may from time to time render various financial advisory services to Eldorado for which it has received (and may receive) customary compensation.  Each member of the soliciting dealer group, including the Dealer Manager, is referred to herein as a “Soliciting Dealer” and all members together are referred to as the “Soliciting Dealer Group”.

Eldorado may make use of the services of a Soliciting Dealer and, in this case, may pay such Soliciting Dealer a fee for each Common Share deposited and taken up by Eldorado pursuant to the Offer other than Common Shares held by members of a Soliciting Dealer Group for their own account.  Eldorado may require Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit.

Macquarie will also be reimbursed in its role as Dealer Manager and financial advisor by the Offeror for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities (including certain liabilities under securities laws) in connection with the Offer.

No fee or commission will be payable by any Shareholder who transmits such holder’s Common Shares directly to the Depositary or who makes use of the facilities of a Soliciting Dealer to accept the Offer.  Stockbrokers, investment dealers, banks, trust companies and other nominees will, upon request, be reimbursed by the Offeror for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

23.                               Depositary and Information Agent

The Offeror has engaged the Depositary for the receipt of certificates representing Common Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer and for the payment for Common Shares purchased by the Offeror pursuant to the Offer.  The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities (including liabilities under securities laws) and expenses in connection therewith.

Kingsdale has been retained as the Information Agent for the Offer.  The Information Agent may contact Shareholders by mail, telephone, facsimile or personal interview and may request banks, stockbrokers, investment dealers and other nominees to forward materials relating to the Offer to beneficial holders of Common Shares.  Questions and requests for assistance relating to the Offer may be directed to the Information Agent at the address and phone numbers set forth on the cover and the back pages of this Offer and Circular.  The Information Agent will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

24.                               Expenses of the Offer

The Offeror estimates that if it acquires all of the Common Shares not already held by Eldorado and its affiliates, including Common Shares which may become outstanding prior to the Expiry Time on the exercise of outstanding Options or other rights to acquire Common Shares but excluding Common Shares owned by Eldorado or its affiliates, pursuant to the Offer, the amount required to be paid by the Offeror to pay related fees and expenses, including legal, financial advising, accounting, filing and printing costs, the cost of preparation and mailing the Offer, will be approximately $3.2 million, including proxy solicitation costs.

25.                               Legal Matters

The Offeror is being advised in respect of certain Canadian legal matters concerning the Offer by Borden Ladner Gervais LLP, Canadian counsel to the Offeror and the Offeror is also being advised in respect of certain U.S. legal matters concerning the Offer by Dorsey & Whitney LLP, United States counsel to the Offeror.

26.                               Experts

As of the date hereof, the partners and associates of Borden Ladner Gervais LLP, as a group, and the partners and associates of Dorsey & Whitney LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of Frontier or the Offeror, respectively.

Except as otherwise referred to herein, reference should be made to the section entitled “Interest of Experts” set out in each of the Annual Information Form/Form 40-F which is incorporated by reference in this Offer and Circular. With respect to the mineral resource and reserve estimates for the Kisladag Mine and Tanjianshan Mine and Efemçukuru and Vila Nova projects, and the inferred mineral resource estimates for the Kisladag and Tanjianshan Mine and Efemçukuru projects, in each case as set forth in the December 31, 2007 Annual Information Form/Form 40-F, Stephen Juras, P.Geo. and Manager, Geology of Eldorado is responsible for the review of Eldorado resource estimates, Norm Pitcher, P. Geo., Chief Operating Officer of Eldorado is responsible for the Kisladag and Tanjianshan mineral reserve estimates, Andy Nichols, P.Eng., chief mining engineer of Wardrop Engineering is responsible for the Efemçukuru mineral reserve estimates and Roberto Costa, principal of Roberto Costa Engineering Ltda., is responsible for the Vila Nova mineral reserve estimates, and has reviewed such estimates as a “qualified person” under NI 43-101.

The financial statements incorporated by reference in this Offer and Circular for the years ended December 31, 2007 and 2006 have been audited by PricewaterhouseCoopers LLP, an independent registered chartered accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

27.                               Stock Exchange Listing Applications

Eldorado has applied to list the Eldorado Common Shares to be issued in connection with the Offer on the TSX and AMEX.

28.                               Acceptance of the Offer

Other than as described herein, the Offeror has no knowledge, after reasonable enquiry, of whether any Shareholder will accept the Offer.

29.                               Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders.  However, such rights must be exercised within prescribed time limits.  Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

30.                               Registration Statement Filed with the SEC

A Registration Statement on Form F-8 under the US Securities Act has been filed, which covers the Common Shares to be issued pursuant to the Offer. The Registration Statement filed with the SEC concerning the Offer, including exhibits, is available to the public free of charge at the SEC’s website at www.sec.gov.

31.                               U.S. Exchange Act Requirements

Eldorado is subject to the information requirements of the U.S. Exchange Act and, in accordance with the U.S. Exchange Act, files reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, Eldorado is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and their respective officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Eldorado’s U.S. Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC. Copies of the material Eldorado files with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that Eldorado files or furnishes electronically.

32.                               Directors’ Approval

The contents of the Offer and Circular have been approved, and the sending thereof to the securityholders of Frontier has been authorized, by the boards of directors of the Offeror.

CONSENTS OF COUNSEL

TO:   THE DIRECTORS OF ELDORADO

We hereby consent to the reference to our opinion contained under “Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated May 9, 2008 by Eldorado to the holders of Common Shares of Frontier.

Vancouver, British Columbia	(Signed) BORDEN LADNER GERVAIS LLP
May 9, 2008

TO:   THE DIRECTORS OF ELDORADO

We hereby consent to the reference to our opinion contained under “United States Federal Income Tax Considerations” in the Circular accompanying the Offer dated May 9, 2008 by Eldorado to the holders of Common Shares of Frontier.

May 9, 2008	(Signed) DORSEY & WHITNEY LLP

AUDITORS’ CONSENT

We have read the Circular of Eldorado Gold Corporation (the “Company”) furnished with the Company’s Offer and Circular dated May 9, 2008 in connection with the purchase of all the issued and outstanding common shares of Frontier Pacific Mining Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offer and Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31,  2007 and 2006  and the consolidated statements of operations and deficit, comprehensive income and cash flows for the years ended December 31, 2007 and 2006 and the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2007.  Our report is dated March 27, 2008.

Vancouver, British Columbia	(Signed) PRICEWATERHOUSECOOPERS LLP
May 9, 2008

APPROVAL AND CERTIFICATE OF ELDORADO

May 9, 2008

The contents of the Offer and the Circular (including the schedule thereto which is incorporated therein by reference) have been approved, and the sending, communication or delivery thereof to the Shareholders of Frontier has been authorized by, the board of directors of Eldorado.  The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

(Signed) PAUL N. WRIGHT	(Signed) EARL W. PRICE
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) HUGH C. MORRIS	(Signed) K. ROSS CORY
Chairman	Director

SCHEDULE “A”

ELDORADO GOLD CORPORATION

Pro Forma Consolidated Balance Sheet

March 31, 2008

(Unaudited)

(Expressed in thousands of U.S. dollars unless otherwise stated)

	Eldorado Gold Corporation	Frontier Pacific Mining Corp	Note 4	Pro forma adjustments	Pro forma consolidated
ASSETS
Current assets
Cash and cash equivalents	$79,948	$4,897	(a)(b)	$1,507	$86,352
Short term investments	—	13,171			13,171
Restricted cash	71,010	—			71,010
Accounts receivable and other	31,188	1,537	(c)	(2,667)	30,058
Inventories	52,938	—			52,938
Derivative contract	2,217	—			2,217
Future income taxes	957	—			957
	238,258	19,605		(1,160)	256,703
Restricted cash	8,300	8			8,308
Mining interests	381,950	27,892	(a)(c)	150,644	560,486
Other	2,238	883			3,121
	$630,746	$48,388		$149,484	$828,618

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$48,876	$1,113		$—	$49,989
Debt – current	70,850	—			70,850
Current portion of asset retirement obligations	1,896	—			1,896
	121,622	1,113		—	122,735
Debt – long-term	139	—			139
Contractual severance obligations	1,248	—			1,248
Asset retirement obligations	6,384	—			6,384
Future income taxes	27,088	4,554	(c)	38,560	70,202
	156,481	5,667		38,560	200,708

SHAREHOLDERS’ EQUITY
Share capital	754,788	62,246	(b)(c)	91,092	908,126
Contributed surplus	16,223	1,511	(b)(c)	(1,511)	16,223
Accumulated other comprehensive income (loss)	(307)	404	(c)	(97)	—
Deficit	(296,439)	(21,440)	(c)	21,440	(296,439)
	474,265	42,721		110,924	627,910
	$630,746	$48,388		$149,484	$828,618

Approved on behalf of the Board of Directors

(Signed) ROBERT GILMORE	(Signed) PAUL N. WRIGHT
Director	Director

See accompanying notes to consolidated financial statements.

ELDORADO GOLD CORPORATION

Pro Forma Consolidated Statement of Operations

For the three months ended March 31, 2008

(Unaudited)

(Expressed in thousands of U.S. dollars unless otherwise stated)

	Eldorado Gold Corporation	Frontier Pacific Mining Corp	Pro forma adjustments	Pro forma consolidated
Revenue
Gold Sales	$68,675	$—	$—	$68,675
Interest and other income	3,844	331		4,175
	72,519	331		72,850
Expenses
Operating costs	19,819	—		19,819
Depletion, depreciation and amortization	8,824	66		8,890
General and administrative	9,794	521		10,315
Exploration	2,191	(44)		2,147
Mine standby costs	2,433	—		2,433
Accretion of asset retirement obligation	133	—		133
Foreign exchange gain (loss)	854	(128)		726
Gain on disposal of assets	(24)	—		(24)
Interest and financing costs	1,028	—		1,028
Unrealized loss on derivative contract	739	—		739
	45,791	415	—	46,206

Earnings (loss) before income taxes	26,728	(84)		26,644

Income tax expense
Current	(5,682)	—		(5,682)
Future	(309)	(3,558)		(3,867)
Net earnings (loss) for period	$20,737	$(3,642)	$—	$17,095

Weighted average number of shares outstanding (thousands of shares)
Basic weighted average number of common shares outstanding	344,542			365,179

Diluted weighted average number of common shares outstanding	345,902			366,539

Net earnings per share
Basic – US$	$0.06			$0.05
Diluted – US$	$0.06			$0.05

Basic – Cdn$	$0.06			$0.05
Diluted – Cdn$	$0.06			$0.05

See accompanying notes to consolidated financial statements.

ELDORADO GOLD CORPORATION

Pro Forma Consolidated Financial Statement of Operations for the year ended December 31, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars unless otherwise stated)

	Eldorado Gold Corporation	Frontier Pacific Mining Corp	Pro forma adjustments	Pro forma consolidated
Revenue
Gold Sales	$179,302	$—	$—	$179,302
Interest and other income	9,397	764		10,161
	188,699	764		189,463
Expenses
Operating costs	72,691	—		72,691
Depletion, depreciation and amortization	20,041	92		20,133
General and administrative	26,798	2,025		28,823
Exploration	11,634	10		11,644
Mine standby costs	6,575	—		6,575
Accretion of asset retirement obligation	604	—		604
Foreign exchange gain	(4,658)	(209)		(4,867)
Gain on disposal of assets	(3,823)	—		(3,823)
Interest and financing costs	3,415	—		3,415
Unrealized gain on derivative contract	(2,083)	—		(2,083)
	131,194	1,918	—	133,112

Earnings (loss) before income taxes	57,505	(1,154)		56,351

Income tax expense
Current	(4,823)	—		(4,823)
Future	(17,261)	(3,250)		(20,511)
Net earnings (loss) for the year	$35,421	$(4,404)	$—	$31,017

Weighted average number of shares outstanding (thousands of shares)
Basic weighted average number of common shares outstanding	343,194			363,831

Diluted weighted average number of common shares outstanding	344,621			365,258

Net earnings per share
Basic – US$	$0.10			$0.09
Diluted – US$	$0.10			$0.08

Basic – Cdn$	$0.11			$0.10
Diluted – Cdn$	$0.11			$0.09

See accompanying notes to consolidated financial statements.

ELDORADO GOLD CORPORATION

Pro Forma Consolidated Financial Statement of Operations for the year ended December 31, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars unless otherwise stated)

1.                   Basis of presentation

The unaudited pro forma consolidated balance sheet of Eldorado Gold Corporation (“Eldorado” or “the Company”) as at March 31, 2008 and unaudited pro forma consolidated statements of operations for the three month period ended March 31, 2008 and for the year ended December 31, 2007 have been prepared by management of Eldorado in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for illustrative purposes only, to show the effect of the Eldorado offer to purchase all of the outstanding common shares of Frontier Pacific Mining Corporation (“Frontier”) which is more fully described in Note 3.

These unaudited pro forma consolidated financial statements have been compiled from and include:

a)              An unaudited pro forma consolidated balance sheet combining the unaudited consolidated balance sheet of Eldorado as at March 31, 2008 and the audited consolidated balance sheet of Frontier as at December 31, 2007 translated to US dollars at a rate of US$1.00 = CA$0.9913.

b)             An unaudited pro forma consolidated statement of operations for the three months ended March 31, 2008 combining:

i)                 the unaudited consolidated statement of operations of Eldorado for the three months ended March 31, 2008 and

ii)              the unaudited consolidated statement of operations of Frontier for the three months ended December 31, 2007 translated to US dollars at a rate of US$1.00 = CA$0.9818.

c)              An unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 combining:

i)                 the audited consolidated statement of operations of Eldorado for the year ended December 31, 2007 and

ii)              the audited consolidated statement of operations of Frontier for the year ended December 31, 2007 translated to US dollars at a rate of US$1.00 = CA$1.0748.

The unaudited pro forma consolidated balance sheet as at March 31, 2008 has been prepared as if the transaction described in Note 3 had occurred on March 31, 2008. The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2008 and for the year ended December 31, 2007 have been prepared as if the transaction described in Note 3 had occurred on January 1, 2007.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 includes the results of Frontier for the three months ended December 31, 2007, which are also included in the unaudited pro forma consolidated statement of operations for the three month period ended March 31, 2008. The revenues, expenses, loss before income taxes and net earnings (loss) included in each unaudited pro forma statement of operations for the overlapping period are as follows;

See accompanying notes to consolidated financial statements.

ELDORADO GOLD CORPORATION

Pro Forma Consolidated Financial Statement of Operations for the year ended December 31, 2007

(Unaudited)

1.              Basis of presentation (continued)

	Three months ended March 31, 2008	Year ended December 31, 2007

Revenue	331	331
Expenses	415	415
Loss before income taxes	(84)	(84)
Net earnings (loss)	(3,642)	(3,642)

It is management’s opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with Canadian GAAP. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Eldorado which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded should the transaction take place will likely differ from those recorded in the unaudited pro forma consolidated financial statements. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma consolidated financial statements information. Further, the unaudited pro forma consolidated financial information is not necessarily indicative of the results of operations that may be obtained in the future.

These unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Eldorado and Frontier.

2.                   Significant accounting policies

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in Eldorado’s audited consolidated financial statements for the year ended December 31, 2007. In preparing the unaudited pro forma consolidated financial information a review was undertaken to identify Frontier accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after consummation and integration of the proposed acquisition.

3.                   Acquisition

On April 20, 2008, Eldorado announced its intention to make an offer to acquire all of the outstanding common shares of Frontier. Under the terms of the offer, each Frontier common share will be exchanged for 0.122 common share of Eldorado and CA$0.0001 in cash.  At the time of the announcement Eldorado held 4,871,300 common shares or 2.96% of the issued and outstanding share capital of Frontier. This transaction would be accounted for as an asset acquisition.

See accompanying notes to consolidated financial statements.

ELDORADO GOLD CORPORATION

Pro Forma Consolidated Financial Statement of Operations for the year ended December 31, 2007

(Unaudited)

3.              Acquisition (continued)

The unaudited pro forma consolidated financial statements assume that the cost of acquisition will comprise the fair value of Eldorado shares issued, based on the deemed issuance of 20,637,136 Eldorado shares at CA$7.38 (US$7.43) per share, the cost of Frontier common shares previously acquired of $2.97 million, cash of $17 plus Eldorado’s transaction costs of $2.79 million, for a total price of $159.1 million. The price of Eldorado’s common shares was calculated based on the share price on April 18, 2008, the last business day before the announcement, on the Toronto Stock Exchange. This share price is used for illustrative purposes only because the actual measurement of the purchase consideration will occur at the date when sufficient Frontier common shares have been tendered to make the offer binding.

Eldorado has not yet determined the fair value of all of the identifiable assets and liabilities to be acquired. Therefore, the excess of purchase consideration over the book values of Frontier’s assets and liabilities has been included in mining interests with a corresponding estimated increase in future income taxes.  Eldorado is currently undergoing a process whereby the fair value of all identifiable assets and liabilities acquired as well as any future income taxes arising upon the acquisition will be determined. This process will primarily comprise the allocation of the fair value of the purchase consideration between the mining interests owned by Frontier and the calculation of future tax liabilities relating thereto.

Purchase price (1)

20,637,136 common shares of shares of Eldorado	$153,338
Cash consideration	17
Cost of shares previously acquired	2,974
Transaction costs	2,794
$159,123

Net assets acquired
Current assets	$23,923
Other assets	891
Mining interests	178,536
Liabilities	(1,113)
Future income taxes	(43,114)
$159,123

(1) Assuming there are 159,695,854 Frontier shares outstanding net of 4,871,300 Frontier shares already owned by Eldorado and that all 9,395,000 Frontier options outstanding are exercised at the time of the transaction.

4.                   Pro forma assumptions and adjustments

Pro forma adjustments to consolidated balance sheet.

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the transaction with Frontier had occurred on March 31, 2008:

a)              A reduction of cash and cash equivalents to record the transaction cost and cash consideration of approximately $2.79 million at the date of acquisition.

b)             An increase of cash and cash equivalents and Frontier share capital for the exercise of 9,395,000 Frontier options outstanding at the time of the transaction for cash proceeds of approximately $4.32 million.

See accompanying notes to consolidated financial statements.

ELDORADO GOLD CORPORATION

Pro Forma Consolidated Financial Statement of Operations for the year ended December 31, 2007

(Unaudited)

c)              To record the acquisition of Frontier at a purchase price of $159.1 million.

5.                   Pro forma adjustments to consolidated statements of operations.

No adjustments have been made to the unaudited pro forma consolidated statements of operations as the excess purchase price was allocated to mining interests that are not in production.

6.                   Pro forma earnings per share

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective January 1, 2007.

Basic earnings per share

	Three months ended March 31, 2008	Year ended December 31, 2007

Weighted average number of Eldorado shares outstanding	344,542	343,194
Adjustment to reflect acquisition of Frontier	20,637	20,637

Pro forma weighted average number of shares outstanding	365,179	363,831

Pro forma adjusted net earnings	$17,095	$31,017
Pro forma adjusted basic earnings per share	$0.05	$0.09

Diluted earnings per share

	Three months ended March 31, 2008	Year ended December 31, 2007

Pro forma weighted average number of shares outstanding	365,179	363,831
Dilutive impact of stock options	1,360	1,427

Pro forma weighted average number of shares outstanding - diluted	366,539	365,258

Pro forma adjusted net earnings	$17,095	$31,017

Pro forma adjusted basic earnings per share - diluted	$0.05	$0.08

See accompanying notes to consolidated financial statements.

SCHEDULE “B”

CERTAIN INFORMATION REGARDING THE DIRECTORS
AND EXECUTIVE OFFICERS OF ELDORADO

Set forth in the table below is the name, province or state and country of residence, principal occupation during the past five years of each director and executive officer of Eldorado, as well as the period(s) during which each has served as a director of Eldorado.

During the past five years, none of the individuals listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name, Residence and Position	Principal Occupation (1)	Director Since

JOHN S. AUSTON (3)(4) British Columbia, Canada Independent Director(5)	Corporate Director	April 2003

K. ROSS CORY (2)(4) British Columbia, Canada Independent Director (5)	Corporate Director	April 2003

ROBERT R. GILMORE (2)(3) Colorado, U.S.A. Independent Director (5)	Financial Consultant	April 2003

GEOFFREY A. HANDLEY (3)(4) New South Wales, Australia Independent Director (5)	Corporate Director	August 2006

WAYNE D. LENTON (3) Arizona, U.S.A. Independent Director(5)	Independent Mining Consultant	June 1995

HUGH C. MORRIS (2)(4) British Columbia, Canada Independent Director(5)	Independent Mining Consultant	January 1995

DONALD M. SHUMKA (2) British Columbia, Canada Independent Director (5)	President & Managing Director, Walden Management Ltd.	May 2005

PAUL N. WRIGHT President & Chief Executive Officer Eldorado	President and Chief Executive Officer of Eldorado	March 1999

(1)          Except as set out below, the information as to occupation of the directors of Eldorado includes principal occupation and occupations for the preceding five years unless the director was elected at a previous meeting of the shareholders of Eldorado and was shown as a nominee for election as a director in the information circular of that meeting.

(2)          Member of the Audit Committee.

(3)          Member of the Compensation Committee.

(4)          Member of the Corporate Governance and Nominating Committee.

(5)          A director is considered independent as defined in Multilateral Instrument 58-201 – Corporate Governance Guidelines.

B-1

SCHEDULE “C”

SECTION 300 OF THE BCBCA

Acquisition procedures

300    (1)       In this section:

“acquiring person” means a person who, under a scheme or contract, makes an acquisition offer, and includes 2 or more persons who, directly or indirectly,

(a)                                  make an acquisition offer jointly or in concert, or

(b)                                 intend to exercise jointly or in concert voting rights attached to shares for which an acquisition offer is made;

“acquisition offer” means an offer made by an acquiring person to acquire shares, or any class of shares, of a company;

“offeree”, in respect of an acquisition offer, means a shareholder to whom the acquisition offer is made;

“subject company” means the company, shares or any class of shares of which are the subject of an acquisition offer.

              (2)       For the purposes of this section,

(a)                                  every acquisition offer for shares of more than one class of shares is deemed to be a separate acquisition offer for shares of each class of shares, and

(b)                                 each acquisition offer is accepted if, within 4 months after the making of the offer, the offer is accepted regarding the shares, or regarding each class of shares involved, by shareholders who, in the aggregate, hold at least 9/10 of those shares or of the shares of that class of shares, other than shares already held at the date of the offer by, or by a nominee for, the acquiring person or its affiliate.

              (3)       If an acquisition offer is accepted within the meaning of subsection (2) (b), the acquiring person may, within 5 months after making the offer, send written notice to any offeree who did not accept the offer, that the acquiring person wants to acquire the shares of that offeree that were involved in the offer.

              (4)       If a notice is sent to an offeree under subsection (3), the acquiring person is entitled and bound to acquire all of the shares of that offeree that were involved in the offer for the same price and on the same terms contained in the acquisition offer unless the court orders otherwise on an application made by that offeree within 2 months after the date of the notice.

              (5)       On the application of an offeree under subsection (4), the court may

(a)                                  set the price and terms of payment, and

(b)                                 make consequential orders and give directions the court considers appropriate.

              (6)       If a notice has been sent by an acquiring person under subsection (3) and the court has not ordered otherwise under subsection (4), the acquiring person must, no earlier than 2 months after

C-1

the date of the notice, or, if an application to the court by the offeree to whom the notice was sent is then pending, at any time after that application has been disposed of,

(a)                                  send a copy of the notice to the subject company, and

(b)                                 pay or transfer to the subject company the amount or other consideration representing the price payable by the acquiring person for the shares that are referred to in the notice.

              (7)       On receiving the copy of the notice and the amount or other consideration referred to in subsection (6), the subject company must register the acquiring person as a shareholder with respect to those shares.

              (8)       Any amount received by the subject company under this section must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by the subject company, or by a trustee approved by the court, in trust for the persons entitled to that sum.

              (9)       If the acquiring person has not, within one month after becoming entitled to do so, sent the notice referred to in subsection (3), the acquiring person must send a written notice to each offeree referred to in subsection (3) stating that the offeree, within 3 months after receiving the notice, may require the acquiring person to acquire the shares of that offeree that were involved in the acquisition offer.

              (10)     If an offeree requires the acquiring person to acquire the offeree’s shares in accordance with subsection (9), the acquiring person must acquire those shares for the same price and on the same terms contained in the acquisition offer.

C-2

The Information Agent and Depositary for the Offer is:

By Mail	By Registered, by Hand or by Courier

The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E7

North American Toll Free Phone:

1-866-581-1513

The Dealer Managers for the Offer are:

In Canada:

Macquarie Capital Markets Canada Ltd.

Brookfield Place, 181 Bay Street

Suite 3100 – PO Box 830

Toronto, Ontario  M5J 2T3

Telephone: 1-416-848-3500

In the United States:

Macquarie Capital Markets North America Ltd.

Brookfield Place, 181 Bay Street

Suite 3100 - P.O. Box 830

Toronto, Ontario  M5J 2T3

Telephone: 1-416-848-3660

Any questions and requests for assistance may be directed by holders of Common Shares to the Information Agent at its telephone numbers and address set out above.

The Depositary and Information Agent for the Offer is:

By Mail	By Registered, by Hand or by Courier

The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E7

North American Toll Free Phone:

1-866-581-1513

E-mail: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. The Depositary or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see the back page of this document for addresses and telephone numbers).

LETTER OF TRANSMITTAL

for Common Shares of

FRONTIER PACIFIC MINING CORPORATION

pursuant to the Offer dated May 9, 2008 of

ELDORADO GOLD CORPORATION

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON JUNE 17, 2008
(THE “EXPIRY TIME”), UNLESS EXTENDED OR WITHDRAWN

This Letter of Transmittal has been prepared in connection with an offer dated May 9, 2008 (the “Offer”) made by Eldorado Gold Corporation (“Eldorado”) to purchase all of the outstanding common shares (the “Common Shares”) of Frontier Pacific Mining Corporation (“Frontier”), including Common Shares which may become outstanding prior to the Expiry Time on the exercise of outstanding options or other rights to acquire Common Shares but excluding Common Shares owned by Eldorado or its affiliates.  Each eligible holder of Common Shares (a “Shareholder”) will receive 0.1220 common shares of Eldorado (“Eldorado Common Shares”) and Cdn. $0.0001 in cash for each Common Share deposited under the Offer, subject to adjustment for fractional shares.  The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal.  Capitalized terms used but not defined in this Letter of Transmittal have the meanings given to them in the Offer and Circular dated May 9, 2008 (the “Offer and Circular”).

This Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with: (i) share certificate(s) (the “Share Certificates”) representing the Common Shares to be deposited pursuant to Offer; and (ii) any other required documentation, should be delivered in person or by courier or sent by registered mail to the Depositary (as defined below) at the address set forth on the back page of this Letter of Transmittal.  If you have lost your Share Certificate(s) or if they have been destroyed or stolen, see Instruction 10, “Lost Certificates”.

Shareholders who wish to deposit their Common Shares, but whose Shares Certificates are not immediately available, or who cannot deliver all other required documents to the Depositary no later than the Expiry Time, must deposit their Common Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”.  See Instruction 2, “Procedure for Guaranteed Delivery”.

TO:	ELDORADO GOLD CORPORATION

AND TO:	KINGSDALE SHAREHOLDER SERVICES INC. (THE “DEPOSITARY”), at its office set out on the back of this document

The undersigned hereby delivers with this Letter of Transmittal the Shares Certificate(s) described below and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for the Common Shares  represented by such Share Certificates upon the terms and conditions contained in the Offer.  The following are the details of the enclosed Share
Certificate(s):

(This table to be completed by Shareholders of Frontier wishing to tender under the Offer)

Share Certificate Number(s)*	Name(s) in which Registered	Number of Common Shares Represented by Share Certificate	Number of Common Shares Deposited*

TOTAL:

(If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

*                 Unless otherwise indicated, all Common Shares evidenced by any Share Certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer.  See Instruction 6, “Partial Deposits”.

The undersigned acknowledges receipt of the Offer and Circular and represents and warrants that the undersigned (i) has full power and authority to deposit, sell, assign and transfer the Common Shares represented by the enclosed Share Certificate(s) of Frontier for cancellation (the “Deposited Common Shares”) and any and all dividends, distributions or payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on or after the date of the Offer, including any dividends, distributions or payments on or in respect of such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”) deposited pursuant to the Offer, (ii) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares and Distributions, to any other person, (iii) the deposit of the Deposited Common Shares and Distributions complies with applicable Laws, and (iv) when the Deposited Common Shares and Distributions are taken up and paid for by Eldorado, Eldorado will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others and in accordance with the following:  IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED the undersigned irrevocably deposits, sells, assigns and transfers to Eldorado all of the right, title and interest in and to the Deposited Common Shares and in and to all rights and benefits arising from such Deposited Common Shares, including any and all Distributions.  If, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of the undersigned, then without prejudice to Eldorado’s rights under Section 4 of the Offer and Circular, “Conditions of the Offer”, the whole of any such Distribution will be received and held by the undersigned for the account of and for the benefit of Eldorado and will be promptly remitted and transferred by the undersigned to the Depositary for the account of Eldorado, accompanied by appropriate documentation of transfer.  Pending such remittance, Eldorado will be entitled to all rights and privileges as owner of any such Distribution and may withhold the entire purchase price payable by Eldorado pursuant to the Offer or deduct from the purchase price payable by Eldorado pursuant to the Offer the amount or value of the Distribution, as determined by Eldorado in its sole discretion.

The undersigned irrevocably constitutes and appoints, effective on and after the time (the “Effective Time”) that Eldorado takes up the Deposited Common Shares covered by the Letter of Transmittal (which Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), certain officers of Eldorado and any other person designated by Eldorado in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the depositing Shareholder with respect to the Purchased Securities, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(a)                                  to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by Frontier or its transfer agent;

(b)                                 for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Eldorado in respect of any or all Purchased Common Shares and any other property, to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Frontier;

(c)                                  to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments, representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)                                 to exercise any other rights of a holder of Purchased Securities.

The undersigned revokes any and all authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Common Shares or any Distributions.  No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the undersigned, unless the Deposited Common Shares are not taken up and paid for under the Offer or are withdrawn.

The undersigned agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of securities of Frontier and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Eldorado any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities, and to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Eldorado as the proxy of the holder of the Purchased Securities. Upon such

2

appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney in fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of Eldorado, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Eldorado and acknowledges that all authority therein conferred or agreed to be conferred is, to the extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

The undersigned instructs Eldorado and the Depositary, upon Eldorado taking up the Deposited Common Shares, to mail the certificate(s) representing Eldorado Common Shares and cheque representing the cash consideration paid in consideration for such Deposited Common Shares by registered mail, postage prepaid, or to hold such certificate(s) and cheque for pick-up, in accordance with the instructions given below.  Should any Deposited Common Shares not be purchased, the deposited Share Certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

By reason of the use by the undersigned of an English language form of Letter of Acceptance and Transmittal, the undersigned and both of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn exclusively in the English language.  En raison de l’usage d’une letter d’envoi en langue anglaise par le soussigne, le soussigne et les destinataires sont presumes avoir requis que tout contrat atteste par l’offre et son aeceptation par cette d’envoi, de meme que tous les documents qui s’y rapportent, soient rediges exclusivement en langue anglaise.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH HEREIN WILL NOT CONSTITUTE A VALID DELIVERY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED HEREIN. SEE INSTRUCTION 7 OF THIS LETTER OF TRANSMITTAL, “U.S. SHAREHOLDERS AND SUBSTITUTE FORM W-9”.

 THE SECURITIES OFFERED PURSUANT TO THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE NOTICE OF THE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

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BLOCK A ISSUE SHARE CERTIFICATE AND CHEQUE IN THE NAME OF: (please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone - Business Hours)

(Tax Identification, Social Insurance or Social Security Number)

BLOCK B SEND SHARE CERTIFICATE AND CHEQUE(unless Block C is checked) TO:(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

BLOCK C

☐            HOLD SHARE CERTIFICATE AND CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED. (Check box)

BLOCK D

TAX DEFERRAL ELECTION

As described under the heading “Canadian Federal Income Tax Considerations” in Section 18 of the Offer and Circular, an Eligible Holder is entitled to require Eldorado to execute one or more election forms for the purpose of achieving a tax-deferred exchange for Canadian federal (and where applicable, provincial) income tax purposes.  An “Eligible Holder” means a Shareholder who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, holds Common Shares as capital property and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, whose Common Shares constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Common Shares by reason of an exemption contained in an applicable income tax treaty, or (c) a partnership if one or more members of the partnership are described in (a) or (b).

To achieve a tax-deferred exchange, an Eligible Holder must fully complete and sign two copies of the relevant election forms.  The Eligible Holder must ensure that two copies of each applicable form are received by Eldorado, Attention: Frontier Election Process, 1188 – 550 Burrard Street, Vancouver, BC, Canada, V6C 2B5, on or before the ninetieth day after the Expiry Time.  Eldorado agrees only to execute an election form received by Eldorado on or before the ninetieth day after the Expiry Time if it complies with the requirements set forth in the next paragraph, and, if so, to forward one copy of such election form by mail to the Eligible Holder at the address for the Eligible Holder indicated on the election form within 30 days after the receipt thereof.  The Eligible Holder must file the completed and signed joint tax election form with the CRA, and with the provincial tax authorities as applicable, within the time prescribed.  A summary of those prescribed time limits are set forth in Section 18 of the Offer and Circular.  Eligible Holders should consult their own tax advisors for assistance with respect to making a valid federal, and any applicable provincial, tax election.

Eldorado will execute and return to an Eligible Holder for filing a tax election form sent to it only if such tax election form (i) is fully and properly completed and signed by the applicable Eligible Holder and (ii) is received by Eldorado at the address noted above on or before the ninetieth day after the Expiry Time.

Within 30 days after the Expiry Time, a tax information package containing the tax election forms with instructions on how to make the election or elections (“tax package”) will be separately distributed to each Eligible Holder that checks the box below and returns this letter to Eldorado at the above address on or before the Expiry Time.  You do not need to check the box below if you use the web-based method of making the joint elections with Eldorado.  The web-based method is described in Section 18 of the Offer and Circular.

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Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) will be the sole responsibility of the Eligible Holder making such election.  Accordingly, neither Eldorado nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (and the corresponding provisions of any applicable provincial tax legislation).

☐                                    PLEASE CHECK THIS BOX IF YOU WANT THE TAX PACKAGE TO BE PROVIDED TO YOU BY ELDORADO.

Signature guaranteed by (if required under Instruction 4):

Dated: , 200

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative - See Instructions 3 and 5

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of Shareholder or Authorized Representative

Daytime facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Shareholder

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BLOCK E

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER
OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER

☐                                    The owner signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐                                    The owner signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Block “B” which is located within the United States or any territory or possession thereof or (B) a U.S. person for United States federal income tax purposes.

IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

BLOCK F

☐                                    CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder:

Date of Execution of Notice of Guaranteed Delivery:

Window Ticket Number (if any):

Name of Institution which Guaranteed Delivery:

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SUBSTITUTE FORM W-9 - TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE Form W-9	Part 1 - Taxpayer Identification Number (“TIN”) - ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number) CERTIFY BY SIGNING AND DATING BELOW.	_______________________ Social Security Number(s) (If awaiting TIN, write “Applied For”) OR _______________________ Employer Identification Number(s) (If awaiting TIN, write “Applied For”)
Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification	Part 2 - For payees exempt from backup withholding, please write “exempt” here (see Instruction 7):

Part 3 - Certification - Under penalties of perjury, I certify that:

(1)           The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and

(2)           I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)           I am a U.S. person (including a U.S. resident alien).

	Signature of U.S. Person	Date	, 200

Certification Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

NOTE:   Failure to furnish your correct TIN may result in a US$50 penalty imposed by the IRS and in backup withholding of 28% of the gross proceeds of any payments made to you pursuant to the Offer.

You must complete the certification below if you wrote “Applied For” in Part 1 of Substitute Form W-9.

CERTIFICATION

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment may be withheld.

Signature:	Date:	, 200

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INSTRUCTIONS

1.             Use of Letter of Transmittal

(a)                                  This Letter of Transmittal (or a manually signed facsimile thereof) together with Share Certificate(s) representing the Deposited Common Shares and all other documents required by the terms of the Offer must be received by the Depositary at the office specified on the back cover page no later than 5:00 p.m. (Toronto time) on June 17, 2008, unless the Offer is extended or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)                                 The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at the option and risk of the person depositing those documents.  Eldorado recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.  It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time.  Delivery will only be effective upon actual receipt by the Depositary.

2.             Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and either (i) the certificate(s) representing the Common Shares are not immediately available; or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited validly under the Offer, provided that all of the following conditions are met:

(a)                                  the deposit is made by or through an Eligible Institution;

(b)                                 a Notice of Guaranteed Delivery (printed on YELLOW PAPER) in the form accompanying the Offer or a manually signed facsimile thereof, properly completed and signed, is received by the Depositary at its Toronto office at or prior to the Expiry Time as set forth in the accompanying Notice of Guaranteed Delivery; and

(b)                                 the Share Certificate(s) representing deposited Common Shares in proper form for transfer, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and signed (with signatures guaranteed if so required) in accordance with the Letter of Transmittal and all other documents required thereby, are received by the Depositary at its Toronto office at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its Toronto office as specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.  Delivery of the Notice of Guaranteed Delivery to any office other than the Toronto office of the Depositary specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of making a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the Financial Industry Regulatory Authority in the United States, or banks or trust companies in the United States.

3.             Signatures

(a)                                  This Letter of Transmittal must be completed and signed by the registered holder of Deposited Common Shares accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(b)                                 If this Letter of Transmittal is signed by the registered owner(s) of the Share Certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such Share Certificate(s) without any change whatsoever, and the Share Certificate(s) need not

8

be endorsed.  If such transmitted Share Certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c)                                  If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Share Certificate(s), or if certificate(s) representing Eldorado Common Shares is to be issued to a person other than the registered owner(s):

(i)                                     such deposited Share Certificate(s) must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)                                  the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the Share Certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.             Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Common Shares, or if Deposited Common Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Frontier or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Common Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).  See Instruction 2 for the definition of Eligible Institution.

5.             Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act.  Eldorado or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.             Partial Deposits

If less than the total number of Common Shares evidenced by any Share Certificate(s) submitted are to be deposited, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Transmittal.  In such case, new Share Certificate(s) for the number of Common Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time.  The total number of Common Shares evidenced by all Share Certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.             U.S. Shareholders and Substitute Form W-9

Each U.S. Shareholder is required to provide the Depositary with a correct Taxpayer Identification Number (“TIN”) on the Substitute Form W-9, which is provided above, and to certify whether such Shareholder is subject to backup withholding of U.S. federal income tax.  If a U.S. Shareholder has been notified by the Internal Revenue Service that such Shareholder is subject to backup withholding, such Shareholder must cross out Item 2 of the Substitute Form W-9, unless such Shareholder has since been notified by the Internal Revenue Service that such holder is no longer subject to backup withholding.  Failure to provide the information in the Substitute Form W-9 may subject a U.S. Shareholder to 28% federal income tax withholding on any cash payment to such Shareholder made in connection with the purchase of such Shareholder’s Common Shares.  If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such Shareholder should write “Applied For” in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Additional Certification immediately below the Substitute Form W-9.  If “Applied For” is written in the Substitute Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 28% on all cash payments to such Shareholder made in connection with the Offer until a TIN is provided.

9

8.             Miscellaneous

(a)                                  If the space on this Letter of Transmittal is insufficient to list all Share Certificates for Deposited Common Shares, additional certificate numbers may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                                 If Deposited Common Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)                                  No alternative, conditional or contingent deposits will be acceptable. All depositing Shareholders by execution of this Letter of Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Common Shares for payment, except as required by applicable law.

(d)                                 The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

(e)                                  Eldorado will not pay any fees or commissions to any stockbroker or investment dealer or any other person for soliciting deposits of Common Shares pursuant to the Offer except as otherwise set forth in the Offer and Circular (other than to dealer managers, soliciting dealers and the Depositary).

(f)                                    Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses set forth on the back page of this Letter of Transmittal.

9.             Lost Certificates

If a Certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Frontier’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If a Share Certificate has been lost or destroyed, please ensure that you provide your telephone number so that the Depositary or Frontier’s transfer agent may contact you.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EXPIRY TIME.

10

The Depositary for the Offer is:

KINGSDALE SHAREHOLDER SERVICES INC.

By Mail

The Exchange Tower

130 King Street West, Suite 2950
P.O. Box 361

Toronto, Ontario

M5X 1E2

By Registered Mail, Hand or Courier

The Exchange Tower

130 King Street West, Suite 2950,
Toronto, Ontario
M5X 1C7

By Telephone (Toll Free)

1-866-581-1513

Inquiries by E-Mail:

contactus@kingsdaleshareholder.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at its telephone number and the location set out above.  Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

11

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Common Shares of

FRONTIER PACIFIC MINING CORPORATION

pursuant to the Offer dated May 9, 2008 of

ELDORADO GOLD CORPORATION

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON JUNE 17, 2008
(THE “EXPIRY TIME”), UNLESS EXTENDED OR WITHDRAWN

This Notice of Guaranteed Delivery must be used to accept the offer dated May 9, 2008 (the “Offer”) made by Eldorado Gold Corporation (“Eldorado”) to purchase all of the outstanding common shares (the “Common Shares”) of Frontier Pacific Mining Corporation (“Frontier”), including Common Shares which may become outstanding prior to the Expiry Time on the exercise of outstanding options or other rights to acquire Common Shares, but excluding Common Shares owned by Eldorado or its affiliates, if (i) share certificate(s) (the “Share Certificates”) representing the Common Shares to be deposited are not immediately available; or (ii) the holder of Common Shares (the “Shareholder”) cannot deliver all other required documents to the Depositary at or prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the office of the Depositary set forth below.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and Circular dated May 9, 2008 (the “Offer and Circular”) have the meanings given to them in the Offer and Circular.

TO:	ELDORADO GOLD CORPORATION

AND TO:	KINGSDALE SHAREHOLDER SERVICES INC. (THE “DEPOSITARY”), at its office set forth below

By Mail	By Registered Mail, Hand or Courier

The Exchange Tower	The Exchange Tower
130 King Street West, Suite 2950	130 King Street West, Suite 2950,
P.O. Box 361	Toronto, Ontario
Toronto, Ontario	M5X 1C7
M5X 1E2

By Facsimile Transmission

(416) 867-2271

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and either (i) the Share Certificate(s) representing the Common Shares are not immediately available; or (ii) the Share Certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited validly under the Offer, provided that all of the following conditions are met:

(a)                                  the deposit is made by or through an Eligible Institution;

(b)                                   this Notice of Guaranteed Delivery in the form accompanying the Offer or a manually signed facsimile, properly completed and signed, is received by the Depositary at its Toronto office at or prior to the Expiry Time; and

(c)                                    the Share Certificate(s) representing deposited Common Shares in proper form for transfer, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and signed (with signatures guaranteed if so required) in accordance with the Letter of Transmittal and all other documents required thereby, are received by the Depositary at its Toronto office at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the Financial Industry Regulatory Authority in the United States, or banks or trust companies in the United States.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER, OTHER THAN AS SET FORTH ABOVE, DOES NOT CONSTITUTE A VALID DELIVERY.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures.  If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

The undersigned hereby deposits with Eldorado, upon the terms and subject to the conditions set forth in the Offer and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

2

NOTE:  DO NOT SEND CERTIFICATES FOR COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY.  CERTIFICATES FOR COMMON SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

(This table to be completed by Shareholders of Frontier wishing to tender under the Offer)

Share Certificate Number(s)*	Name(s) in which Registered	Number of Common Shares Represented by Share Certificate	Number of Common Shares Deposited*

TOTAL:

(If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

*                 Unless otherwise indicated, all Common Shares evidenced by any Share Certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer.

Signature(s) of Holder(s) of Common Shares	Address(es)

Name (please print)

Date	Zip Code/Postal Code

Area Code and Telephone Number of Shareholder(s)

3

BLOCK D

TAX DEFERRAL ELECTION

As described under the heading “Canadian Federal Income Tax Considerations” in Section 18 of the Offer and Circular, an Eligible Holder is entitled to require Eldorado to execute one or more election forms for the purpose of achieving a tax-deferred exchange for Canadian federal (and where applicable, provincial) income tax purposes.  An “Eligible Holder” means a Shareholder who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, holds Common Shares as capital property and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, whose Common Shares constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Common Shares by reason of an exemption contained in an applicable income tax treaty, or (c) a partnership if one or more members of the partnership are described in (a) or (b).

To achieve a tax-deferred exchange, an Eligible Holder must fully complete and sign two copies of the relevant election forms.  The Eligible Holder must ensure that two copies of each applicable form are received by Eldorado, Attention: Frontier Election Process, 1188 – 550 Burrard Street, Vancouver, BC, Canada, V6C 2B5, on or before the ninetieth day after the Expiry Time.  Eldorado agrees only to execute an election form received by Eldorado on or before the ninetieth day after the Expiry Time if it complies with the requirements set forth in the next paragraph, and, if so, to forward one copy of such election form by mail to the Eligible Holder at the address for the Eligible Holder indicated on the election form within 30 days after the receipt thereof.  The Eligible Holder must file the completed and signed joint tax election form with the CRA, and with the provincial tax authorities as applicable, within the time prescribed.  A summary of those prescribed time limits are set forth in Section 18 of the Offer and Circular.  Eligible Holders should consult their own tax advisors for assistance with respect to making a valid federal, and any applicable provincial, tax election.

Eldorado will execute and return to an Eligible Holder for filing a tax election form sent to it only if such tax election form (i) is fully and properly completed and signed by the applicable Eligible Holder and (ii) is received by Eldorado at the address noted above on or before the ninetieth day after the Expiry Time.

Within 30 days after the Expiry Time, a tax information package containing the tax election forms with instructions on how to make the election or elections (“tax package”) will be separately distributed to each Eligible Holder that checks the box below and returns this Notice of Guaranteed Delivery to Eldorado at the above address on or before the Expiry Time.  You do not need to check the box below if you use the web-based method of making the joint elections with Eldorado.  The web-based method is described in Section 18 of the Offer and Circular.

Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) will be the sole responsibility of the Eligible Holder making such election.  Accordingly, neither Eldorado nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (and the corresponding provisions of any applicable provincial tax legislation).

☐                                    PLEASE CHECK THIS BOX IF YOU WANT THE TAX PACKAGE TO BE PROVIDED TO YOU BY ELDORADO.

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GUARANTEE

(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the Share Certificate(s) representing the Common Shares deposited hereby, each in proper form for transfer with respect to all Common Shares deposited hereby, together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed with any required signature guarantees, covering the deposited Common Shares and all other documents required by the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name (please print)

Title

Zip Code/Postal Code	Date

Telephone Number

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PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

Under the Canada Business Corporations Act, the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity and provided that the director, officer or other individual acted honestly and in good faith with a view to the best interest of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director, officer or other individual referred to above is entitled to indemnification from the Registrant as a matter of right if he was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.

In accordance with the Canada Business Corporations Act, the Registrant has entered indemnification agreements under which it has agreed to indemnify its directors and certain officers in the manner outlined above.

A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the Registrant’s By-Laws and the Canada Business Corporations Act.

Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS

The exhibits specified below are filed as exhibits to this registration statement:

Exhibit No.	Description

2.1	Lock-Up Agreement dated April 20, 2008, between the Registrant and Dundee Precious Metals Inc.

3.1*	Annual Information Form of the Registrant for the year ended December 31, 2007, filed with the Commission as Exhibit 1 to the Registrant’s Annual Report on Form 40-F on March 31, 2008

3.2*

Management Information Circular of the Registrant dated March 27, 2008, prepared in connection with the annual meeting of shareholders of the Registrant to be held on May 1, 2008, furnished to the Commission under cover of Form 6-K on April 4, 2008

3.3*

Audited Consolidated Financial Statements of the Registrant and the notes thereto as at December 31, 2007 and 2006 and for each of the years ended December 31, 2007, 2006 and 2005 together with the report of the auditors thereon, filed with the Commission as Exhibit 2 to the Registrant’s Annual Report on Form 40-F on March 31, 2008

3.4*

Management’s Discussion and Analysis of Financial Condition and Results of Operation dated March 25, 2008, filed with the Commission as Exhibit 3 to the Registrant’s Annual Report on Form 40-F on March 31, 2008

3.5*

Press Release dated January 14, 2008, announcing an update on Eldorado’s 2007 operating results with anticipated 2008 production, furnished to the Commission under cover of Form 6-K on January 14, 2008

3.6*

Press Release dated February 22, 2008, announcing the Company’s mineral resource and mineral reserve estimates as at December 31, 2007, furnished to the Commission under cover of Form 6-K on February 22, 2008

3.7*	Press Release dated March 6, 2008, relating to the re-opening of the Kisladag Mine in Western Turkey, furnished to the Commission under cover of Form 6-K on March 6, 2008

3.8*

Press Release dated March 17, 2008, announcing that the Registrant has signed a non binding memorandum of understanding with BHP Billiton regarding future sale of iron ore from the Vila Nova Iron Ore Project in Amapa State, Brazil, furnished to the Commission under cover of Form 6-K on March 17, 2008

3.9*	Press Release dated March 27, 2008, announcing the financial results for the year ended December 31, 2007 furnished to the Commission under cover of Form 6-K on March 27, 2008

3.10*	Press Release dated April 3, 2008, providing Eldorado’s update on its first quarter 2008 operating results, furnished to the Commission under cover of Form 6-K on April 3, 2008

3.11*

Press Release dated April 28, 2008, relating to the decision of the Registrant to make a tender offer for Frontier Pacific Mining Corporation, furnished to the Commission under cover of Form 6-K on April 28, 2008

3.12*	Press Release dated May 1, 2008, announcing Eldorado’s first quarter 2008 financial and operating results, furnished to the Commission under cover of Form 6-K on May 2, 2008

4.1	Consent of PricewaterhouseCoopers LLP

4.2	Consent of Gary Giroux, Micon International Limited

4.3	Consent of Michael Kociumbas, Watts Griffis and McOuat Limited

4.4	Consent of John Edward Hearne, RSG Global Pty Ltd.

4.5	Consents of Andy Nichols, Andre de Ruijter and Richard Alexander, Wardrop Engineering, Inc.

4.6	Consent of Roberto Costa, Roberto Costa Engenharia Ltda

4.7	Consent of Mr. Norman Pitcher, P. Geo and COO, the Registrant

4.8	Consent of Mr. Stephen Juras, P. Geo and Manager, Geology of the Registrant

5.1	Power of Attorney of certain officers and directors of the Registrant (included on signature page)

* Previously filed with the Securities and Exchange Commission

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

(a)          Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

(b)         Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2. Consent to Service of Process

(a)          Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)         Not applicable.

(c)          Any change to the name or address of the agent for service of the registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver , Province of British Columbia, Canada on May 9, 2008.

Eldorado Gold Corporation
(Registrant)

By:	/s/ Paul N. Wright
Paul N. Wright
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul N. Wright and Earl W. Price, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign a registration statement on Form F-8 for purposes of registering equity securities of Eldorado Gold Corporation. and any amendments thereto (including any post-effective amendments thereto), and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing as fully to all intents and purposes as he or she might or could in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on May 9, 2008.

Signature	Title	Date

/s/ Paul N. Wright	President, Chief Executive Officer and Director	May 9, 2008
Paul N. Wright

/s/ Earl W. Price	Chief Financial Officer	May 9, 2008

Earl W. Price

/s/ Hugh C. Morris	Director	May 9, 2008
Hugh C. Morris

/s/ Wayne D. Lenton	Director	May 9, 2008
Wayne D. Lenton

/s/ John S. Auston	Director	May 9, 2008
John S. Auston

/s/ K. Ross Cory	Director	May 9, 2008
K. Ross Cory

Signature	Title	Date

/s/ Robert R. Gilmore	Director	May 9, 2008
Robert R. Gilmore

/s/ Donald Shumka	Director	May 9, 2008
Donald Shumka

/s/ Geoffrey Handley	Director	May 9, 2008
Geoffrey Handley

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

	Authorized Representative in United	May 9, 2008
/s/ Robert R. Gilmore	States
Robert R. Gilmore